Filed pursuant to Rule 424(b)(3)

Registration No. 333-262541

PROSPECTUS

GEOVAX LABS, INC.

6,134,968 Shares of Common Stock

This prospectus relates to the resale, by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Selling Stockholder”), of up to an aggregate of 6,134,968 shares of our common stock, par value $0.001 per share, consisting of (i) 707,484 shares of common stock (the “Common Shares”) issued in a private placement in January 2022 (the “Private Placement”), (ii) 2,360,000 shares of common stock issuable upon the exercise of pre-funded warrants issued in the Private Placement (the “Pre-Funded Warrant”) and (iii) 3,067,484 shares of common stock issuable upon the exercise of warrants issued in the Private Placement at an exercise price of $3.26 per share (the “Common Warrant” and together with the Pre-Funded Warrant, the “Warrants,” and the Warrants, collectively with the Common Shares, the “Securities”).

We will not receive any proceeds from the sale of the shares of common stock covered by this prospectus by the Selling Stockholder. All net proceeds from the sale of the shares of common stock covered by this prospectus will go to the Selling Stockholder. However, we may receive the proceeds from any exercise of the Common Warrant. See “Use of Proceeds.”

The Selling Stockholder may sell all or a portion of the shares of common stock covered by this prospectus from time to time in market transactions through any market on which our shares of common stock are then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. See “Plan of Distribution.”

Our common stock and the warrants we issued to investors in a September 2020 public offering (the “September 2020 Warrants”) are listed on the Nasdaq Capital Market under the symbols “GOVX” and “GOVXW,” respectively. On January 31, 2022, the last reported sale price of our common stock was $2.42 per share and the last reported sale price of the September 2020 Warrants was $0.9298 per warrant.

Investing in our shares of common stock involves a high degree of risk. The risks are described in the “Risk Factors” section beginning on page 6 of this prospectus. You should also consider the risk factors described or referred to in any applicable prospectus supplement before investing in these securities.

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 11, 2022.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	i
PROSPECTUS SUMMARY	1
RISK FACTORS	6
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	15
USE OF PROCEEDS	16
DETERMINATION OF OFFERING PRICE	16
DIVIDEND POLICY	16
CAPITALIZATION	17
BUSINESS	18
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	35
MANAGEMENT	45
EXECUTIVE COMPENSATION	48
CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS	52
SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS	53
SELLING STOCKHOLDER	54
DESCRIPTION OF CAPITAL STOCK	55
PLAN OF DISTRIBUTION	59
LEGAL MATTERS	61
EXPERTS	61
WHERE YOU CAN FIND MORE INFORMATION	61
INDEX TO FINANCIAL STATEMENTS	F-1

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC. As permitted by the rules and regulations of the SEC, the registration statement filed by us includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at the SEC’s website described below under the heading “Where You Can Find More Information.”

Neither we nor the Selling Stockholder have authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. Neither we nor the Selling Stockholder take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information contained in this prospectus, any amendment or supplement to this prospectus or any free writing prospectus prepared by us or on our behalf. We and the Selling Stockholder are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information appearing in this prospectus or in any free writing prospectus prepared by us is accurate only as of their respective dates or on the date or dates which are specified in such documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Neither we nor the Selling Stockholder are offering to sell or seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted. We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities as to distribution of the prospectus outside of the United States.

Unless the context otherwise requires, references to “GeoVax,” “we,” “our,” “us” or the “Company” in this prospectus mean GeoVax Labs, Inc. and its consolidated subsidiaries. Solely for convenience, trademarks and tradenames referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

i

PROSPECTUS SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus. Because this is only a summary, however, it does not contain all the information you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information included elsewhere in this prospectus. Before you make an investment decision, you should read this entire prospectus carefully, including the risks of investing in our securities discussed under the section of this prospectus entitled “Risk Factors.” You should also carefully read the exhibits to the registration statement of which this prospectus is a part.

Overview

GeoVax is a clinical-stage biotechnology company developing human vaccines and immunotherapies against infectious diseases and cancer using novel proprietary platforms. GeoVax’s product pipeline includes ongoing human clinical trials in COVID-19, head and neck cancer, and HIV. Additional research and development programs include preventive vaccines against Zika Virus, hemorrhagic fever viruses (Ebola, Sudan, Marburg, and Lassa) and malaria, as well as immunotherapies for multiple solid tumors. Our portfolio of wholly owned, co-owned, and in-licensed intellectual property, stands at over 70 granted or pending patent applications spread over 20 patent families.

Our Product Development Pipeline

We are currently developing a number of vaccines and immunotherapies for prevention or treatment of infectious diseases and cancers. The table below summarizes the status of our product development programs, which are discussed in greater detail under the heading “Business” below.

Indication	Product Candidate	Current Status
Coronavirus Vaccines
COVID-19 (Booster to mRNA)	GEO-CM04S1	Clinical - Phase 2
COVID-19 (Primary vaccine for immunocompromised patients)	GEO-CM04S1	Clinical - Phase 2
Pan Coronavirus	GEO-CM02	Preclinical/IND-Enabling
Cancer Immunotherapy
Solid Tumors (Advanced Head and Neck Cancer)*	Gedeptin	Clinical - Phase 1/2
Solid Tumors (MUC1)	MVA-VLP-MUC1	Preclinical/IND-Enabling
Other Infectious Disease Vaccines
HIV (preventive)	GOVX-B11	Clinical - Phase 2a completed
HIV (immunotherapy)	GOVX-B01	Clinical - Phase 1
Zika**	GEO-ZM02	Preclinical/IND-Enabling
Ebola, Marburg, Sudan**	GEO-EM01	Preclinical/IND-Enabling
Lassa Fever**	GEO-LM01	Exploratory
Malaria**	GEO-MM02	Exploratory

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* Orphan Drug status granted

** Indication within FDA Priority Review Voucher program

Our corporate strategy is to advance, protect and exploit our differentiated vaccine/immunotherapy technologies leading to the successful development of preventive and therapeutic vaccines and immunotherapies against infectious diseases and various cancers. Our goal is to advance products through to human clinical testing, and to seek partnership or licensing arrangements for achieving regulatory approval and commercialization. We also leverage third party resources through collaborations and partnerships for preclinical and clinical testing with multiple government, academic and corporate entities.

We have not generated any revenues from the sale of the products we are developing, and we do not expect to generate any such revenues for at least the next several years. Our product candidates will require significant additional research and development efforts, including extensive preclinical and clinical testing. All product candidates that we advance to clinical testing will require regulatory approval prior to commercial use and will require significant costs for commercialization. We may not be successful in our research and development efforts, and we may never generate sufficient product revenue to be profitable.

Recent Developments

GEO-CM04S1 License -- In November 2021, GeoVax entered into a license agreement with City of Hope (the “COH License”), granting GeoVax exclusive rights to further develop and commercialize GEO-CM04S1 (formerly referred to as COH04S1). GEO-CM04S1, a synthetic, attenuated modified vaccinia Ankara (sMVA) vector expressing Spike and Nucleocapsid antigens of the SARS-CoV-2 virus, was initially developed at COH for immunocompromised patients.

GEO-CM0461 is being studied in an ongoing Phase 2 clinical trial to evaluate its safety and immunogenicity, compared to the Pfizer mRNA-based vaccine, in patients who have previously received either an allogeneic hematopoietic cell transplant, an autologous hematopoietic cell transplant or chimeric antigen receptor (CAR) T cell therapy. GEO-CM0461 is the only COVID-19 vaccine that includes both SARS-CoV-2 spike and nucleocapsid proteins to advance to a Phase 2 trial in cancer patients. Such vaccines also tend to produce an immune response quickly – in less than 14 days – with only mild side effects. The trial is also the first to compare an investigational multi-antigenic COVID-19 vaccine to the current Food and Drug Administration (FDA)-approved mRNA vaccine from Pfizer/BioNTech in people who are immunocompromised. Such patients have often shown a weak antibody response after receiving currently available COVID-19 vaccines.

In December 2021, patient enrollment began for the Phase 2 portion of a Phase 1/2 trial of GEO-CM0461, to study its use as a universal booster vaccine to current FDA-approved vaccines. GeoVax believes that the GEO-CM0461 vaccine, when administered as a heterologous booster, will provide additional recognition elements to the immune system over a homologous boost from mRNA vaccines such as those developed by Moderna or Pfizer, which are directed only toward SARS-CoV-2 Spike protein. The COH04S1 vaccine’s MVA backbone may be more effective at inducing COVID-19 immunity since MVA strongly induces T cell responses even in a background of immunosuppression. In addition, GEO-CM0461 targeting of both Spike and Nucleocapsid antigens, may offer greater protection against the significant sequence variation observed with the Spike antigen.

Gedeptin® License -- In September 2021, GeoVax entered into an Assignment and License Agreement with PNP Therapeutics, Inc. (the “Gedeptin License), whereby GeoVax expanded its immuno-oncology pipeline and added a new technology platform through the acquisition of exclusive rights to Gedeptin®, a novel patented product for the treatment of solid tumors through a gene therapy strategy known as GDEPT (Gene-Directed Enzyme Prodrug Therapy). In GDEPT, a vector is used to selectively transduce tumor cells with a nonhuman gene, which expresses an enzyme that can convert a nontoxic prodrug into a potent antitumor compound. A Phase 1/2 clinical trial is currently enrolling to evaluate the safety and efficacy of repeat cycles of Gedeptin therapy in patients with recurrent head and neck squamous cell carcinoma (HNSCC), with tumors accessible for injection and no curable treatment options. The FDA has granted Gedeptin Orphan Drug status for the treatment of HNSCC and the initial stage of the ongoing clinical trial is being funded by the FDA pursuant to its Orphan Products Clinical Trials Grants Program. GeoVax’s license to Gedeptin includes rights to expand its use to all human diseases and/or conditions including, but not limited to, cancers.

Private Placement

On January 14, 2022, we entered into a Securities Purchase Agreement with the Selling Stockholder providing for the issuance and sale to the Selling Stockholder of 707,484 shares of common stock, 2,360,000 shares of common stock issuable upon the exercise of the Pre-Funded Warrant and 3,067,484 shares of common stock issuable upon the exercise of the Common Warrant for gross proceeds to the Company of approximately $10.0 million. The Warrants are exercisable immediately and contain price adjustment provisions which may, under certain circumstances, reduce the applicable exercise price; the Pre-Funded Warrant shall terminate when fully exercised and the Common Warrant shall terminate on the fifth anniversary of the effective date of the registration statement of which this prospectus is a part (the “Resale Registration Statement”). The Private Placement closed on January 20, 2022. We paid the placement agent, Maxim Group LLC, a cash fee of $700,000 at closing.

In connection with the Purchase Agreement, we entered in a registration rights agreement with the Selling Stockholder in which we agreed to file by February 3, 2022 the Resale Registration Statement with the SEC covering all shares of common stock sold to investors and the shares of common stock issuable upon exercise of the Warrants, and to cause the Resale Registration Statement to become effective by February 28, 2022 (or, in the event of a “full review” by the SEC of the Resale Registration Statement, by March 15, 2022).

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, discussed in more detail in the following section. These risks include, among others, the following key risks:

Risks Related to Our Business and Capital Requirements

●	We have a history of operating losses, and we expect losses to continue for the foreseeable future.

●	Our business will require continued funding. If we do not receive adequate funding, we may not be able to continue our operations.

●	Significant disruptions of information technology systems or breaches of information security systems could adversely affect our business.

●	Our business could be adversely affected by widespread public health epidemics or other catastrophic events beyond our control.

Risks Related to Development and Commercialization of Product Candidates and Dependence on Third Parties

●	Our products are still being developed and are unproven. These products may not be successful.

●	We depend upon key personnel who may terminate their employment with us at any time. If we were to lose the services of any of these individuals, our business and operations may be adversely affected.

●	Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.

●	We face intense competition and rapid technological change that could result in products that are superior to the products we will be commercializing or developing.

●	Our product candidates are based on new medical technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success.

●	We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.

●	Failure to obtain timely regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales.

●	State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

●

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict, and may have a significant adverse effect on our business and results of operations.

●	We may not be successful in establishing collaborations for product candidates we seek to commercialize, which could adversely affect our ability to discover, develop, and commercialize products.

●	We do not have manufacturing, sales or marketing experience.

●	Our products under development may not gain market acceptance.

●	We may be required to defend lawsuits or pay damages for product liability claims.

●

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our products, it is less likely that they will be widely used.

Risks Related to Our Intellectual Property

●	We could lose our license rights to our important intellectual property if we do not fulfill our contractual obligations to our licensors.

●	Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products.

●	Any inability to protect intellectual property rights in the United States and foreign countries could limit our ability to manufacture or sell products.

Risks Related to Our Common Stock

●	The market price of our common stock is highly volatile.

●	The sale or issuance of additional shares of our common stock or other equity securities could result in additional dilution to our stockholders.

●	Certain provisions of our certificate of incorporation which authorize the issuance of shares of preferred stock may make it more difficult for a third party to effect a change in control.

●	We have never paid dividends and have no plans to do so.

●	Public company compliance may make it more difficult for us to attract and retain officers and directors.

●	Our Certificate of Incorporation and Bylaws may be amended by the affirmative vote of a majority of our stockholders.

●	Broker-dealers may be discouraged from effecting transactions in shares of our common stock if we are considered to be a penny stock and thus subject to the penny stock rules.

Corporate Information

We are incorporated under the laws of the State of Delaware. Our principal corporate offices are located at 1900 Lake Park Drive, Suite 380, Smyrna, Georgia 30080 (metropolitan Atlanta). Our telephone number is (678) 384-7220. The address of our website is www.geovax.com. Information contained on our website does not form a part of this prospectus.

The Offering

Shares offered

6,134,968 shares of our common stock, consisting of 707,484 shares of common stock held by the Selling Stockholder, 2,360,000 shares of common stock issuable upon the exercise of the Pre-Funded Warrant and 3,067,484 shares of common stock issuable upon the exercise of the Common Warrant.

Shares of common stock outstanding prior to this offering	7,089,025 shares of common stock.

Use of proceeds

We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholder. All net proceeds from the sale of the shares of common stock covered by this prospectus will go to the Selling Stockholder. However, we may receive the proceeds from any exercise of the Common Warrant. See “Use of Proceeds.”

Nasdaq Capital Markets symbols

Our common stock and the warrants we issued to investors in a September 2020 public offering (the “September 2020 Warrants”) are listed on the Nasdaq Capital Market under the symbols “GOVX” and “GOVXW,” respectively.

Risk factors

Investment in our common stock involves a high degree of risk and could result in a loss of your entire investment. Before investing in our common stock, you should carefully read and consider the “Risk Factors” beginning on page 6 of this prospectus.

Unless otherwise indicated, the number of shares of our common stock outstanding prior to this offering is based on 7,089,025 shares of common stock outstanding as of February 3, 2022, and exclude as of such date:

●	2,360,000 shares of common stock issuable upon the exercise of the Pre-Funded Warrants with an exercise price of $0.0001 per share;

●	4,064,149 shares of common stock issuable upon the exercise of other outstanding warrants with a weighted average exercise price of $3.88 per share; and

●

1,500,000 shares of common stock which are reserved for issuance under our 2020 Stock Incentive Plan, of which 962,300 shares of common stock are issuable upon exercise of outstanding options at an average exercise price of $3.18 per share.

RISK FACTORS

An investment in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors as well as other information we include in this prospectus. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Related to Our Business and Capital Requirements

We have a history of operating losses, and we expect losses to continue for the foreseeable future.

As a research and development-focused company, we have had no product revenue to date and revenues from our government grants and other collaborations have not generated sufficient cash flows to cover operating expenses. Since our inception, we have incurred operating losses each year due to costs incurred in connection with research and development activities and general and administrative expenses associated with our operations. We incurred a net loss of $3.0 million, $2.4 million, $4.8 million and $1.6 million for the years ended December 31, 2020 and 2019 and the nine months ended September 30, 2021 and 2020, respectively. We expect to incur additional operating losses and expect cumulative losses to increase as our research and development, preclinical, clinical, and manufacturing efforts expand. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of our product candidates, conduct preclinical tests and clinical trials, obtain the necessary regulatory approvals, and manufacture and market or otherwise commercialize our products. Unless we are able to successfully meet these challenges, we will not be profitable and may not remain in business.

Our business will require continued funding. If we do not receive adequate funding, we may not be able to continue our operations.

To date, we have financed our operations principally through the sale of our equity securities and through government grants and clinical trial support. We will require substantial additional financing at various intervals for our operations, including clinical trials, operating expenses, intellectual property protection and enforcement, for pursuit of regulatory approvals, and for establishing or contracting out manufacturing, marketing and sales functions. There is no assurance that such additional funding will be available on terms acceptable to us or at all. If we are not able to secure the significant funding that is required to maintain and continue our operations at current levels, or at levels that may be required in the future, we may be required to delay clinical studies or clinical trials, curtail operations, or obtain funds through collaborative arrangements that may require us to relinquish rights to some of our products or potential markets.

We may pursue additional support from the federal government for our vaccine and immunotherapy development programs; however, as we progress to the later stages of our development activities, government financial support may be more difficult to obtain, or may not be available at all. Therefore, it will be necessary for us to look to other sources of funding to finance our development activities.

We expect that our current working capital will be sufficient to support our planned level of operations into early 2023. We will need to raise additional funds to significantly advance our vaccine development programs and to continue our operations. In order to meet our operating cash flow needs we plan to seek sources of non-dilutive capital through government grant programs and clinical trial support. We may also plan additional offerings of our equity securities, debt, or convertible debt instruments. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could have a material adverse effect on our business, operating results, financial condition and prospects.

Significant disruptions of information technology systems or breaches of information security systems could adversely affect our business.

We rely upon a combination of information technology systems and traditional recordkeeping to operate our business. In the ordinary course of business, we collect, store, and transmit confidential information (including, but not limited to, personal information and intellectual property). We have also outsourced elements of our operations to third parties, including elements of our information technology systems and, as a result, we manage a number of independent vendor relationships with third parties who may or could have access to our confidential information. Our information technology and information security systems and records are potentially vulnerable to security breaches, service interruptions, or data loss from inadvertent or intentional actions by our employees or vendors. Our information technology and information security systems and records are also potentially vulnerable to malicious attacks by third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of expertise and motives (including, but not limited to, financial crime, industrial espionage, and market manipulation).

While we have invested, and continue to invest, a portion of our limited funds in our information technology and information security systems, there can be no assurance that our efforts will prevent security breaches, service interruptions, or data losses. Any security breaches, service interruptions, or data losses could adversely affect our business operations and/or result in the loss of critical or sensitive confidential information or intellectual property, and could result in financial, legal, business, and reputational harm to us or allow third parties to gain material, inside information that they may use to trade in our securities.

Our business could be adversely affected by widespread public health epidemics or other catastrophic events beyond our control.

In addition to our reliance on our own employees and facilities, we depend on our collaborators, laboratories and other facilities for the continued operation of our business. Despite any precautions we take, public health epidemics, such as COVID-19, or other catastrophic events, such as natural disasters, terrorist attacks, hurricanes, fire, floods and ice and snowstorms, may result in interruptions in our business.

In response to the COVID-19 pandemic, we have curtailed non-essential travel for our employees and are canceling or postponing in-person attendance at industry events. Currently, as a result of the work and travel restrictions related to the ongoing pandemic, several of our business activities are being conducted remotely which might be less effective than in-person meetings or in-office work. Despite these precautions, the necessary work within our laboratory and of our collaborators has continued without significant interruption. Although we continue to monitor the situation and may adjust our current policies as more information and guidance become available, temporarily suspending travel and limitations on doing business in-person has and could continue to negatively impact our business development efforts and create operational or other challenges, any of which could harm our business, financial condition and results of operations.

In addition, the COVID-19 pandemic could disrupt our operations due to absenteeism by infected or ill members of management or other employees because of our limited staffing. COVID-19 related illness could also impact members of our Board of Directors resulting in absenteeism from meetings of the directors or committees of directors, and making it more difficult to convene the quorums of the full Board of Directors or its committees needed to conduct meetings for the management of our affairs.

Risks Related to Development and Commercialization of Product Candidates and Dependence on Third Parties

Our products are still being developed and are unproven. These products may not be successful.

To become profitable, we must generate revenue through sales of our products. However, our products are in varying stages of development and testing. Our products have not been proven in human clinical trials and have not been approved by any government agency for sale. If we cannot successfully develop and prove our products and processes, or if we do not develop other sources of revenue, we will not become profitable and at some point, we would discontinue operations.

We depend upon key personnel who may terminate their employment with us at any time. If we were to lose the services of any of these individuals, our business and operations may be adversely affected.

The success of our business strategy will depend to a significant degree upon the continued services of key management, technical and scientific personnel and our ability to attract and retain additional qualified personnel and managers. Competition for qualified personnel is intense among companies, academic institutions and other organizations. The ability to attract and retain personnel is adversely affected by our financial challenges. If we are unable to attract and retain key personnel and advisors, it may negatively affect our ability to successfully develop, test, commercialize and market our products and product candidates.

Regulatory and legal uncertainties could result in significant costs or otherwise harm our business.

To manufacture and sell our products, we must comply with extensive domestic and international regulation. In order to sell our products in the United States, approval from the U.S. Food and Drug Administration (the “FDA”) is required. Satisfaction of regulatory requirements, including FDA requirements, typically takes many years, and if approval is obtained at all, it is dependent upon the type, complexity and novelty of the product, and requires the expenditure of substantial resources. We cannot predict whether our products will be approved by the FDA. Even if they are approved, we cannot predict the time frame for approval. Foreign regulatory requirements differ from jurisdiction to jurisdiction and may, in some cases, be more stringent or difficult to meet than FDA requirements. As with the FDA, we cannot predict if or when we may obtain these regulatory approvals. If we cannot demonstrate that our products can be used safely and successfully in a broad segment of the patient population on a long-term basis, our products would likely be denied approval by the FDA and the regulatory agencies of foreign governments.

We face intense competition and rapid technological change that could result in products that are superior to the products we will be commercializing or developing.

The market for vaccines that protect against or treat human infectious diseases is intensely competitive and is subject to rapid and significant technological change. We have numerous competitors in the United States and abroad, including, among others, large companies with substantially greater resources than us. If any of our competitors develop products with efficacy or safety profiles significantly better than our products, we may not be able to commercialize our products, and sales of any of our commercialized products could be harmed. Some of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Competitors may develop products earlier, obtain FDA approvals for products more rapidly, or develop products that are more effective than those under development by us. We will seek to expand our technological capabilities to remain competitive; however, research and development by others may render our technologies or products obsolete or noncompetitive or result in treatments or cures superior to ours.

Our product candidates are based on new medical technology and, consequently, are inherently risky. Concerns about the safety and efficacy of our products could limit our future success.

We are subject to the risks of failure inherent in the development of product candidates based on new medical technologies. These risks include the possibility that the products we create will not be effective, that our product candidates will be unsafe or otherwise fail to receive the necessary regulatory approvals, and that our product candidates will be difficult to manufacture on a large scale or will be uneconomical to market.

Many pharmaceutical products cause multiple potential complications and side effects, not all of which can be predicted with accuracy and many of which may vary from patient to patient. Long term follow-up data may reveal previously unidentified complications associated with our products. The responses of potential physicians and others to information about complications could materially adversely affect the market acceptance of our products, which in turn would materially harm our business.

We may experience delays in our clinical trials that could adversely affect our financial results and our commercial prospects.

We do not know whether planned pre-clinical and clinical trials will begin on time or whether we will complete any of our trials on schedule, if at all. Product development costs will increase if we have delays in testing or approvals, or if we need to perform more or larger clinical trials than planned. Significant delays may adversely affect our financial results and the commercial prospects for our products and delay our ability to become profitable.

We rely heavily on independent clinical investigators, vaccine manufacturers, and other third-party service providers for successful execution of our clinical trials, but do not control many aspects of their activities. We are responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as Good Clinical Practices, for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Third parties may not complete activities on schedule or may not conduct our clinical trials in accordance with regulatory requirements or our stated protocols. The failure of these third parties to carry out their obligations could delay or prevent the development, approval and commercialization of our product candidates.

Failure to obtain timely regulatory approvals required to exploit the commercial potential of our products could increase our future development costs or impair our future sales.

None of our vaccines are approved by the FDA for sale in the United States or by other regulatory authorities for sale in foreign countries. To exploit the commercial potential of our technologies, we are conducting and planning to conduct additional pre-clinical studies and clinical trials. This process is expensive and can require a significant amount of time. Failure can occur at any stage of testing, even if the results are favorable. Failure to adequately demonstrate safety and efficacy in clinical trials could delay or preclude regulatory approval and restrict our ability to commercialize our technology or products. Any such failure may severely harm our business. In addition, any approvals we obtain may not cover all of the clinical indications for which approval is sought or may contain significant limitations in the form of narrow indications, warnings, precautions or contraindications with respect to conditions of use, or in the form of onerous risk management plans, restrictions on distribution, or post-approval study requirements.

State pharmaceutical marketing compliance and reporting requirements may expose us to regulatory and legal action by state governments or other government authorities.

Several states have enacted legislation requiring pharmaceutical companies to establish marketing compliance programs and file periodic reports on sales, marketing, pricing and other activities. Similar legislation is being considered in other states. Many of these requirements are new and uncertain, and available guidance is limited. Unless we are in full compliance with these laws, we could face enforcement action, fines, and other penalties and could receive adverse publicity, all of which could harm our business.

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict, and may have a significant adverse effect on our business and results of operations.

In the United States and foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, including in the European Union, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “Affordable Care Act”), substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act includes a number of provisions that are intended to lower healthcare costs, including provisions relating to prescription drug prices and government spending on medical products.

Since its enactment, there have also been judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as efforts by the former Trump administration to repeal or replace certain aspects of the statute. We continue to evaluate the effect that the Affordable Care Act and subsequent changes to the statute has on our business. It is uncertain the extent to which any such changes may impact our business or financial condition.

There has also been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products. There have been several Congressional inquiries and proposed bills, as well as state efforts, designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. In June 2017, the FDA issued a Drug Competition Action plan intended to lower prescription drug prices by encouraging competition from generic versions of existing products. In July 2018, the FDA issued a Biosimilar Action Plan, intended to similarly promote competition to prescription biologics from biosimilars.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. For example, in September 2017, the California State Assembly approved SB17, which requires pharmaceutical companies to notify health insurers and government health plans at least 60 days before any scheduled increases in the prices of their products if they exceed 16% over a two-year period, and further requiring pharmaceutical companies to explain the reasons for such increase. Effective in 2016, Vermont passed a law requiring certain manufacturers identified by the state to justify their price increases.

We expect that these, and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained.

We may not be successful in establishing collaborations for product candidates we seek to commercialize, which could adversely affect our ability to discover, develop, and commercialize products.

We expect to seek collaborations for the development and commercialization of product candidates in the future. The timing and terms of any collaboration will depend on the evaluation by prospective collaborators of the clinical trial results and other aspects of a product’s safety and efficacy profile. If we are unable to reach agreements with suitable collaborators for any product candidate, we will be forced to fund the entire development and commercialization of such product candidates, ourselves, and we may not have the resources to do so. If resource constraints require us to enter into a collaboration agreement early in the development of a product candidate, we may be forced to accept a more limited share of any revenues the product may eventually generate. We face significant competition in seeking appropriate collaborators. Moreover, these collaboration arrangements are complex and time-consuming to negotiate and document. We may not be successful in our efforts to establish collaborations or other alternative arrangements for any product candidate. Even if we are successful in establishing collaborations, we may not be able to ensure fulfillment by collaborators of their obligations or our expectations.

We do not have manufacturing, sales or marketing experience.

We do not have experience in manufacturing, selling, or marketing. To obtain the expertise necessary to successfully manufacture, market, and sell our products, we must develop our own commercial infrastructure and/or collaborative commercial arrangements and partnerships. Our ability to execute our current operating plan is dependent on numerous factors, including, the performance of third-party collaborators with whom we may contract.

Our products under development may not gain market acceptance.

Our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Significant factors in determining whether we will be able to compete successfully include:

●	the efficacy and safety of our products;

●	the time and scope of regulatory approval;

●	reimbursement coverage from insurance companies and others;

●	the price and cost-effectiveness of our products, especially as compared to any competitive products; and

●	the ability to maintain patent protection.

We may be required to defend lawsuits or pay damages for product liability claims.

Product liability is a major risk in testing and marketing biotechnology and pharmaceutical products. We may face substantial product liability exposure in human clinical trials and for products that we sell after regulatory approval. We carry product liability insurance and we expect to continue such policies. However, product liability claims, regardless of their merits, could exceed policy limits, divert management’s attention, and adversely affect our reputation and demand for our products.

Reimbursement decisions by third-party payors may have an adverse effect on pricing and market acceptance. If there is not sufficient reimbursement for our products, it is less likely that they will be widely used.

Market acceptance of products we develop, if approved, will depend on reimbursement policies and may be affected by, among other things, future healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs they will cover and establish payment levels. We cannot be certain that reimbursement will be available for any products that we may develop. Also, we cannot be certain that reimbursement policies will not reduce the demand for, or the price paid for our products. If reimbursement is not available or is available on a limited basis, we may not be able to successfully commercialize products that we develop.

Risks Related to Our Intellectual Property

We could lose our license rights to our important intellectual property if we do not fulfill our contractual obligations to our licensors.

Our rights to significant parts of the technology we use in our products are licensed from third parties and are subject to termination if we do not fulfill our contractual obligations to our licensors. Termination of intellectual property rights under any of our license agreements could adversely impact our ability to produce or protect our products. Our obligations under our license agreements include requirements that we make milestone payments to our licensors upon the achievement of clinical development and regulatory approval milestones, royalties as we sell commercial products, and reimbursement of patent filing and maintenance expenses. Should we become bankrupt or otherwise unable to fulfill our contractual obligations, our licensors could terminate our rights to critical technology that we rely upon.

Other parties may claim that we infringe their intellectual property or proprietary rights, which could cause us to incur significant expenses or prevent us from selling products.

Our success will depend in part on our ability to operate without infringing the patents and proprietary rights of third parties. The manufacture, use and sale of new products have been subject to substantial patent rights litigation in the pharmaceutical industry. These lawsuits generally relate to the validity and infringement of patents or proprietary rights of third parties. Infringement litigation is prevalent with respect to generic versions of products for which the patent covering the brand name product is expiring, particularly since many companies that market generic products focus their development efforts on products with expiring patents. Pharmaceutical companies, biotechnology companies, universities, research institutions or other third parties may have filed patent applications or may have been granted patents that cover aspects of our products or our licensors’ products, product candidates or other technologies.

Future or existing patents issued to third parties may contain patent claims that conflict with those of our products. We expect to be subject to infringement claims from time to time in the ordinary course of business, and third parties could assert infringement claims against us in the future with respect to our current products or with respect to products that we may develop or license. Litigation or interference proceedings could force us to:

●	stop or delay selling, manufacturing or using products that incorporate, or are made using the challenged intellectual property;

●	pay damages; or

●	enter into licensing or royalty agreements that may not be available on acceptable terms, if at all.

Any litigation or interference proceedings, regardless of their outcome, would likely delay the regulatory approval process, be costly and require significant time and attention of our key management and technical personnel.

Any inability to protect intellectual property rights in the United States and foreign countries could limit our ability to manufacture or sell products.

We will rely on trade secrets, unpatented proprietary know-how, continuing technological innovation and, in some cases, patent protection to preserve our competitive position. Our patents and licensed patent rights may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. We and our licensors may not be able to develop patentable products with acceptable patent protection. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us. If patents containing competitive or conflicting claims are issued to third parties, we may be prevented from commercializing the products covered by such patents or may be required to obtain or develop alternate technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies.

We may not be able to prevent third parties from infringing or using our intellectual property, and the parties from whom we may license intellectual property may not be able to prevent third parties from infringing or using the licensed intellectual property. We generally attempt to control and limit access to, and the distribution of, our product documentation and other proprietary information. Despite efforts to protect this proprietary information, unauthorized parties may obtain and use information that we may regard as proprietary. Other parties may independently develop similar know-how or may even obtain access to these technologies.

The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries.

Neither the U.S. Patent and Trademark Office nor the courts have established a consistent policy regarding the breadth of claims allowed in pharmaceutical patents. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

Risks Related to Our Common Stock

The market price of our common stock is highly volatile.

The market price of our common stock has been, and is expected to continue to be, highly volatile. Certain factors, including announcements of new developments by us or other companies, regulatory matters, new or existing medicines or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by us, and subsequent sales of common stock by the holders of our options and warrants could have an adverse effect on the market price of our shares.

In addition, the securities markets from time-to-time experience significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

The sale or issuance of additional shares of our common stock or other equity securities could result in additional dilution to our stockholders.

In order to meet our operating cash flow needs, we may plan additional offerings of our equity securities, debt, or convertible debt instruments. The sale of additional equity securities could result in significant additional dilution to our stockholders. The incurrence of indebtedness could result in debt service obligations and operating and financing covenants that would restrict our operations. We cannot assure investors that financing will be available in amounts or on terms acceptable to us, if at all.

We are obligated to issue additional shares of our common stock in connection with our outstanding warrants if the warrant holders choose to exercise them. There are outstanding Pre-Funded warrants exercisable for 2,360,000 shares at a nominal exercise price, and other outstanding warrants are exercisable for 4,064,149 shares at exercise prices ranging from $3.26 to $13.00 per share. The exercise of these warrants will cause us to issue additional shares of our common stock and will dilute the percentage ownership of our shareholders.

Certain provisions of our certificate of incorporation which authorize the issuance of shares of preferred stock may make it more difficult for a third party to effect a change in control.

Our certificate of incorporation authorizes our Board of Directors to issue up to 10,000,000 shares of preferred stock. The shares of preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our Board of Directors without further action by the stockholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any newly issued preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our Board of Directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it costlier to acquire or effect a change-in-control, which in turn could prevent the stockholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

We have never paid dividends and have no plans to do so.

Holders of shares of our common stock are entitled to receive such dividends as may be declared by our Board of Directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any potential return investors may have in our common stock will be in the form of appreciation, if any, in the market value of their shares of common stock.

Public company compliance may make it more difficult for us to attract and retain officers and directors.

The Sarbanes-Oxley Act, the Dodd-Frank Act, the JOBS Act, the FAST Act, and rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As a public company, we expect these rules and regulations, and amendments to them, to contribute to our compliance costs and to make certain activities more time consuming and costly. As a public company, we also expect that these rules and regulations may make it difficult and expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Our Certificate of Incorporation and Bylaws may be amended by the affirmative vote of a majority of our stockholders.

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding shares of each class entitled to vote as a class, unless the articles require the vote of a larger percentage of shares. Our Certificate of Incorporation, as amended, does not require the vote of a larger percentage of shares. As permitted under the Delaware General Corporation Law, our Bylaws give our board of directors the power to adopt, amend, or repeal our Bylaws. Our stockholders entitled to vote have concurrent power to adopt, amend, or repeal our Bylaws.

Broker-dealers may be discouraged from effecting transactions in shares of our common stock if we are considered to be a penny stock and thus subject to the penny stock rules.

The SEC has adopted a number of rules to regulate “penny stocks” that restrict transactions involving stock which is deemed to be penny stock. Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Exchange Act. These rules may have the effect of reducing the liquidity of penny stocks. “Penny stocks” generally are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on Nasdaq if current price and volume information with respect to transactions in such securities is provided by the exchange or system). Our securities have in the past constituted, and may again in the future, if we are delisted from Nasdaq, constitute, “penny stock” within the meaning of the rules. The additional sales practice and disclosure requirements imposed upon U.S. broker-dealers may discourage broker-dealers from effecting transactions in shares of our common stock, which could severely limit the market liquidity of such shares and impede their sale in the secondary market.

A U.S. broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of $1,000,000 (exclusive of personal residence) or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the “penny stock” regulations require the U.S. broker-dealer to deliver, prior to any transaction involving a “penny stock”, a disclosure schedule prepared in accordance with SEC standards relating to the “penny stock” market, unless the broker-dealer or the transaction is otherwise exempt. A U.S. broker-dealer is also required to disclose commissions payable to the U.S. broker-dealer and the registered representative and current quotations for the securities. Finally, a U.S. broker-dealer is required to submit monthly statements disclosing recent price information with respect to the “penny stock” held in a customer’s account and information with respect to the limited market in “penny stocks”.

Stockholders should be aware that, according to the SEC, the market for “penny stocks” has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) “boiler room” practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, resulting in investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our ability to control or predict and that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by forward-looking statements. These factors include but are not limited to those described under “Risk Factors” herein, as well as the other information contained in this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Readers are cautioned not to place undue reliance on forward-looking statements. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these identifying words. Our forward-looking statements may include, among other things, statements about:

●	our ability to continue as a going concern and our history of losses;

●	our ability to obtain additional financing;

●	our use of the net proceeds from this offering;

●	our ability to prosecute, maintain or enforce our intellectual property rights;

●	the accuracy of our estimates regarding expenses, future revenues and capital requirements;

●	the implementation of our business model and strategic plans for our business and technology;

●	the successful development and regulatory approval of our technologies and products;

●	the potential markets for our products and our ability to serve those markets;

●	the rate and degree of market acceptance of our products and any future products;

●	our ability to retain key management personnel; and

●	regulatory developments and our compliance with applicable laws.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the Selling Stockholder. All net proceeds from the sale of the shares of common stock covered by this prospectus will go to the Selling Stockholder. We expect that the Selling Stockholder will sell their shares of common stock as described under “Plan of Distribution.”

We may receive proceeds from the exercise of the Common Warrant and related issuance of shares of common stock. The Common Warrant, however, is exercisable on a cashless basis only under certain circumstances. If the Common Warrant is exercised for cash in full, the gross proceeds would be approximately $10.0 million. We intend to use the net proceeds from the exercise of the Common Warrant, if any, for general corporate purposes and working capital.

Pending any use, as described above, we intend to invest the net proceeds in high-quality, short-term, interest-bearing securities. We can make no assurances that the Common Warrant will be exercised, or if exercised, that it will be exercised for cash, the quantity which will be exercised or in the period in which it will be exercised.

DETERMINATION OF OFFERING PRICE

The Selling Stockholder will determine at what price it may sell the securities offered by this prospectus, and such sales may be made at fixed prices, prevailing market prices at the time of the sale, varying prices determined at the time of sale, or negotiated prices. For more information, see “Plan of Distribution.”

DIVIDEND POLICY

To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any potential return investors may have in our common stock will be in the form of appreciation, if any, in the market value of their shares of common stock. We are not subject to any legal restrictions respecting the payment of dividends, except that we may not pay dividends if the payment would render us insolvent. Any future determination as to the payment of cash dividends on our common stock will be at the discretion of our Board of Directors.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2021:

●	on an actual basis; and

●

on an as adjusted basis to give effect to (i) the issuance and sale by us of 707,484 shares of common stock in the Private Placement, (ii) the issuance of 2,360,000 shares of common stock upon the exercise of the Pre-Funded Warrant, (iii) the issuance of 3,067,484 shares of common stock issuable upon the exercise of the Common Warrant at a price of $3.26 per share and (iv) receipt of the gross proceeds from the Private Placement after deducting commissions and offering expenses payable by us and the use of proceeds therefrom.

You should read this table together with our financial statements and the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2021 (unaudited)
	Actual	As Adjusted
Cash and cash equivalents	$18,107,019	$37,337,229
Total liabilities	335,650	335,650
Stockholder’s equity:
Common stock	6,382	12,517
Additional paid-in capital	68,630,363	87,854,438
Accumulated deficit	(50,632,895)	(50,632,895)
Total stockholders’ equity	$18,003,850	$37,234,060

The table and discussion above are based on 6,381,541 shares of common stock outstanding as of September 30, 2021, and 12,516,509 shares as adjusted, and do not include, as of that date:

●	2,816,631 shares of common stock issuable upon the exercise of other outstanding warrants with a weighted average exercise price of $5.35 per share; and

●

1,500,000 shares of common stock which are reserved for issuance under our 2020 Stock Incentive Plan, of which 602,000 shares of common stock are issuable upon exercise of outstanding options at an average exercise price of $2.79 per share.

BUSINESS

Overview

GeoVax is a clinical-stage biotechnology company developing human vaccines and immunotherapies against infectious diseases and cancer using novel proprietary platforms. GeoVax’s product pipeline includes ongoing human clinical trials in COVID-19, head and neck cancer, and HIV. Additional research and development programs include preventive vaccines against Zika Virus, hemorrhagic fever viruses (Ebola, Sudan, Marburg, and Lassa) and malaria, as well as immunotherapies for multiple solid tumors. Our portfolio of wholly owned, co-owned, and in-licensed intellectual property, stands at over 70 granted or pending patent applications spread over 20 patent families.

Our Product Development Pipeline

We are currently developing a number of vaccines and immunotherapies for prevention or treatment of infectious diseases and cancers. The table below summarizes the status of our product development programs, which are discussed in greater detail in the following pages.

Indication	Product Candidate	Current Status
Coronavirus Vaccines
COVID-19 (Booster to mRNA)	GEO-CM04S1	Clinical - Phase 2
COVID-19 (Primary vaccine for immunocompromised patients)	GEO-CM04S1	Clinical - Phase 2
Pan Coronavirus	GEO-CM02	Preclinical/IND-Enabling
Cancer Immunotherapy
Solid Tumors (Advanced Head and Neck Cancer)*	Gedeptin®	Clinical - Phase 1/2
Solid Tumors (MUC1)	MVA-VLP-MUC1	Preclinical/IND-Enabling
Other Infectious Disease Vaccines
HIV (preventive)	GOVX-B11	Clinical - Phase 2a completed
HIV (immunotherapy)	GOVX-B01	Clinical - Phase 1
Zika**	GEO-ZM02	Preclinical/IND-Enabling
Ebola, Marburg, Sudan**	GEO-EM01	Preclinical/IND-Enabling
Lassa Fever**	GEO-LM01	Exploratory
Malaria**	GEO-MM02	Exploratory

---------------

* Orphan Drug status granted

** Indication within FDA Priority Review Voucher program

Our Coronavirus Vaccine Programs

COVID-19, caused by SARS-CoV-2, has rapidly swept throughout the world. The World Health Organization (WHO) declared COVID-19 a public health emergency of international concern, and in late January 2022 has reported more than 350 million cases and nearly 6 million deaths worldwide. A proportion of patients recovering from COVID-19 continue shedding virus for days, and asymptomatic carriers may also transmit SARS-CoV-2, indicating a risk of a continuous and long-term pandemic.

There are currently twenty-four vaccines are authorized for use in one or more countries around the world, including three in the United States. These vaccines are based on the S protein of SARS-CoV-2 but rely on different mechanisms for presentation or expression of the S antigen, including recombinant proteins, whole inactivated virus, defective adenovirus vectors (three different types) or mRNA. Antiviral drugs and mAbs currently have limited availability and effectiveness. According to the U.S. Centers for Disease Control and Prevention (CDC), estimates of COVID-19 mRNA vaccine effectiveness have declined in recent months because of waning vaccine induced immunity over time, possible increased immune evasion by SARS-CoV-2 variants, or a combination of these and other factors.

SARS-CoV-2 is an enveloped, single-stranded, positive-sense RNA virus belonging to the family Coronavidae within the genus b-coronavirus. The genome of SARS-CoV-2 encodes one large Spike (“S”) protein that plays a pivotal role during viral attachment to the host receptor, angiotensin converting enzyme 2 (“ACE2”), and entry into host cells. The S protein is the major principal antigen target for vaccines against human coronavirus, including SARS-CoV-2. Neutralizing antibodies targeting the receptor binding domain (“RBD”) subunit of the S protein block the virus from binding to host cells. Over 90% of all neutralizing antibodies produced in response to infection are directed to the RBD subunit, and mAbs that have shown therapeutic activity target epitopes on the RBD.

GEO-CM04S1 for Immunocompromised Patients – The CDC lists immunocompromised patients, including patients who have received therapeutic procedures for hematologic malignancy, as high risk for SARS-CoV-2 disease. SARS-CoV-2 infection is expected to be very serious in this vulnerable population of hematology patients, including autologous (auto) and allogeneic (allo) hematopoietic cell transplant (HCT), and recipients of chimeric antigen receptor (CAR)-T cell therapies. Given the serious impact of other respiratory viruses in this vulnerable patient population, it is anticipated that hematology recipients of cell therapy may develop severe clinical disease, profoundly impacting the therapy outcomes, such as morbidity and survival. There is very limited data and multiple critical gaps in our knowledge of the epidemiology and clinical manifestations of COVID 19 in hematology patients as no clinical trial of a COVID-19 vaccine has enrolled immunocompromised patients. Thus, the efficacy and safety of a SARS-CoV-2 vaccine has not been established in the different immunocompromised patient populations and it is possible that candidate SARS-CoV-2 vaccines may differ in their efficacy and safety for these patients.

Our vaccine candidate, GEO-CM04S1 (formerly referred to as COH04S1), is based on a synthetic, attenuated Modified Vaccinia Ankara (sMVA) vector expressing both spike (S) and nucleocapsid (N) antigens of the SARS-CoV-2 virus and was initially developed at City of Hope (COH) for immunocompromised patients. In a placebo-controlled Phase 1 clinical trial of healthy adults conducted by COH, GEO-CM04S1 was shown to be safe and immunogenic. In November 2021, GeoVax entered into a license agreement with COH, granting GeoVax exclusive worldwide rights to further develop and commercialize the vaccine.

GEO-CM04S1 is being studied in an ongoing Phase 2 clinical trial (NCT04977024) to evaluate its safety and immunogenicity, compared to the Pfizer/BioNTech mRNA-based vaccine, in patients who have previously received either an allogeneic hematopoietic cell transplant, an autologous hematopoietic cell transplant or chimeric antigen receptor (CAR) T cell therapy. GEO-CM04S1 is the only COVID-19 vaccine that includes both SARS-CoV-2 spike and nucleocapsid proteins to advance to a Phase 2 trial in cancer patients. Such vaccines tend to produce an immune response quickly – in less than 14 days – with only mild side effects. The trial is also the first to compare an investigational multi-antigenic COVID-19 vaccine to the current Food and Drug Administration (FDA)-approved mRNA vaccine from Pfizer/BioNTech in people who are immunocompromised. Such patients have often shown a weak antibody response after receiving currently available COVID-19 vaccines.

GEO-CM04S1 as a Booster Vaccine – In December 2021, patient enrollment began for the Phase 2 portion of a Phase 1/2 trial (NCT04639466) of GEO-CM0461, evaluating its use as a universal booster vaccine to current FDA-approved two-shot mRNA vaccines from Pfizer/BioNTech and Moderna. The clinical trial, titled “Phase 1/2 Dose Escalation Study to Evaluate the Safety and Biologically Effective Dose of COH04S1, a Synthetic MVA-based SARS-CoV-2 Vaccine, Administered as One or Two Injections or as a Booster to Healthy Adult Volunteers” is being conducted at COH.

GEO-CM04S1 is a synthetic, non-replicating MVA vaccine vector, developed as a double recombinant vectored vaccine to stimulate potent humoral and cellular immune responses against both the S and N proteins of SARS-CoV-2. Upon immunization, the vaccine vector infects cells at the local injection site, leading to the expression of the SARS-CoV-2 antigens that are visible to the immune system. GeoVax believes GEO-CM04S1 will provide additional recognition elements to the immune system over a homologous boost from mRNA vaccines alone, such as those developed by Moderna or Pfizer/BioNTech, which are directed only toward the S protein. The GEO-CM0461 vaccine’s MVA backbone may also be more effective at inducing COVID-19 immunity since MVA is known to strongly induce T cell responses even in a background of immunosuppression. In addition, GEO-CM04S1 targeting of both S and N antigens, may offer greater protection and durability against the significant sequence variation observed with the S antigen.

The Phase 1 portion of the trial was designed as a dose-escalation safety study in healthy individuals between the ages of 18 to 55, who had not been previously infected with SARS-CoV-2. The primary objectives were to evaluate the safety, tolerability and immunogenicity of the COH04S1 vaccine in healthy volunteers who were administered the vaccine at three different dose levels by intramuscular (IM) injection. Follow-up studies of the volunteers are continuing in order to better assess duration of immune responses. Scientific presentations and publications of the Phase 1 trial results are planned for early 2022.

The Phase 2 booster study, for which vaccination is ongoing, will include 60 healthy individuals, 18 years of age and older, who were previously vaccinated with the two-dose regimen of one of the FDA-approved SARS-CoV-2 mRNA vaccines, manufactured by either Pfizer/BioNtech or Moderna. The study is designed as a dose-escalation trial to specifically evaluate the safety profile and immunogenicity of COH04S1 as a booster. The immunological responses measured throughout the study will include the level of SARS-CoV-2 neutralizing antibodies against SARS-CoV-2 variants of concern (VOC), including the newly identified Omicron VOC, as well as specific T-cell responses.

GEO-CM02 as a Pan-Coronavirus Vaccine – First-generation SARS-CoV-2 vaccines were rapidly developed and have proven highly efficacious in the human population. These first-generation vaccines were designed to encode the S protein of the SARS-CoV-2 virus with the goal of inducing high levels of neutralizing antibodies. However, potential limitations of narrowly focusing on the S protein are becoming apparent with emerging variants capable of partially escaping neutralization by vaccine induced antibodies, as has been seen with the Omicron variant initially discovered in South Africa but now rapidly spreading globally. Thus, the effectiveness of these vaccines against new SARS-CoV-2 variants and future coronavirus spillover events remains of immense concern.

Using its novel Modified Virus Ankara - Virus Like Particle (GV-MVA-VLPTM) platform, GeoVax has developed a design strategy for vaccines expected to induce broader immunity through inclusion of multiple, genetically conserved structural and nonstructural proteins from the target pathogen. The GV-MVA-VLPTM platform is known to induce a balanced humoral (antibody) and cellular (T-cells) response against the multiple encoded immunogens, potentially limiting immune escape by emerging variants. Expression of the SARS-CoV-2 spike (S), membrane (M) and envelope (E) proteins by MVA supports the in vivo formation of virus like particles (VLPs), which induce both antibody and T-cell responses. Incorporation of sequence-conserved structural and nonstructural proteins can provide targets for T-cell responses to increase the breadth and function of vaccine-induced immune responses. This strategy provides the basis for generating a universal vaccine with augmented potential to alleviate the burden of disease caused by circulating coronaviruses. Unique compared to other vaccines approved or under development, the GeoVax vaccine candidates are therefore specifically designed to provide a broader and more long-lived level of protective immunity against SARS-CoV-2 which should protect against emerging variants while avoiding the potential side effects that can limit vaccine utility and acceptance.

GeoVax’s lead vaccine candidate (GEO-CM02) encodes the S protein as the antibody target and the M and E proteins as T-cell targets. The combination of S, M and E protein expression supports in vivo VLP formation and optimal immunogenicity. In small animal studies, the Company measured functional immune responses after a single dose that mediated protection from infection and pathogenesis, including protection against the more virulent Beta variant

In January 2021, the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), awarded the GeoVax a Small Business Innovative Research (SBIR) grant in support of the Company’s vaccine development efforts. The Phase 1 grant, titled, “Preclinical Development of GV-MVA-VLP Vaccines Against COVID-19,” is supporting the ongoing design, construction and preclinical testing of our vaccine candidate’s evaluation, in preparation for human clinical trials. Scientific presentations and publications of the experimental results were delivered at multiple international vaccine conferences during 2021 and publication is planned for early 2022.

Our Cancer Immunotherapy Programs

Gedeptin® – Gedeptin is a novel patented product/technology for the treatment of solid tumors through a gene therapy strategy known as Gene-Directed Enzyme Prodrug Therapy (GDEPT). In September 2021, GeoVax entered into an assignment and license agreement with PNP Therapeutics, Inc. (“PNP”), granting GeoVax exclusive rights to develop and commercialize Gedeptin. The Gedeptin technology was developed with funding support from the National Cancer Institute (NCI), part of the NIH. GeoVax’s license to Gedeptin includes the rights to expand the use of Gedeptin to all human diseases and/or conditions including, but not limited to, other cancers.

In GDEPT, a vector is used to selectively transduce tumor cells with a nonhuman gene, which expresses an enzyme that can convert a nontoxic prodrug into a very toxic antitumor compound, in situ. A cycle of Gedeptin therapy consists of three intra-tumoral injections of Gedeptin over a two-day period followed by infusion of a prodrug, fludarabine phosphate, once a day for three days. A Phase 1 dose ranging study, evaluating the safety of a single cycle of Gedeptin therapy, found the therapy to be well tolerated, with evidence of a reduction in tumor size in patients with solid tumors.

A Phase 1/2 trial (NCT03754933), evaluating the safety and efficacy of repeat cycles of Gedeptin therapy in patients with recurrent head and neck squamous cell carcinoma (HNSCC), with tumor(s) accessible for injection and no curable treatment options, is currently enrolling at Stanford University in collaboration with Emory University. The trial design involves repeat administration using Gedeptin followed by systemic fludarabine, as a way to gain additional information prior to expansion towards a larger patient trial. The initial stage of the study is being funded by the FDA pursuant to its Orphan Products Clinical Trials Grants Program. The FDA has also granted Gedeptin orphan drug status for the intra-tumoral treatment of anatomically accessible oral and pharyngeal cancers, including cancers of the lip, tongue, gum, floor of mouth, salivary gland and other oral cavities. In January 2022, we engaged CATO SMS, a global provider of clinical research solutions, to manage the ongoing Phase 1/2 trial, and to assist with the expansion of clinical sites and acceleration of patient enrollment and evaluation.

MUC1-based Immunotherapy – Tumors hijack the body’s natural immune checkpoints by over expressing immune checkpoint ligands (proteins that bind to and activate the inhibitory activity of immune checkpoints), as a mechanism of immune resistance, especially against the T cells that are specific for tumor antigens and can kill cancer cells. The field of immuno-oncology has received new momentum with the discovery and commercial launch of immune checkpoint inhibitors (ICIs), a type of monoclonal antibodies (Mabs). ICIs block the interaction of immune checkpoints with their ligands on tumor cells, allowing otherwise poorly functional T cells to resume proliferation, cytokine production and killing of tumor cells.

Unlike conventional therapies (e.g. radiation, chemotherapy, antibody, etc.), therapeutic cancer vaccines have the potential to induce responses that not only result in the control and even clearance of tumors but also establish immunological memory that can suppress and prevent tumor recurrence. Convenience, safety, and low toxicity of cancer vaccines could make them invaluable tools to be included in future immunotherapy approaches for treating tumors. Currently, there are only a few vectored cancer vaccines being tested in combination with ICIs, all of which are in early clinical stages.

We are developing our GV-MVA-VLP™ vaccine platform that is based on the abnormal, aberrantly glycosylated forms of the cell surface-associated MUC1 protein that is expressed on a wide range of cancers, including breast, colon, ovarian, prostate, pancreatic, and lung, with the goal of raising therapeutic anti-tumor antibodies and T cell responses in cancer patients. We previously collaborated with Dr. Olivera Finn, a leading expert in cancer immunotherapy at the University of Pittsburgh, who was one of the first to show that many tumors express an abnormal form of MUC1 that is recognized by the immune system as foreign. Our collaboration with Dr. Finn has shown that a combination of our MVA-VLP-MUC1 vaccine candidate with a MUC1 synthetic peptide was capable of breaking tolerance to human MUC1 in transgenic mice and inducing immune responses with efficacy against challenge in a lymphoma tumor model. In 2022 we will further these animal studies in collaboration to define the optimal course and schedule of vaccination to define a protocol that can be evaluated in a Phase 1 clinical trial.

We have also collaborated with ViaMune, Inc., which has developed a fully synthetic MUC1 vaccine candidate (MTI), with the goal of developing a MUC1-based vaccine that can produce a broad spectrum of anti-tumor antibody and T cell responses. The resulting MUC1 vaccine could be combined with ICIs as a novel vaccination strategy for cancer patients with advanced MUC1+ tumors. We have produced a MVA-VLP-MUC1 vaccine candidate, demonstrated VLP production by electron microscopy using MUC1 immunogold staining, and showed that the VLPs express a hypo-glycosylated form of MUC1 in human cell lines. Preclinical studies of the combined MTI and MVA-VLP-MUC1 vaccines conducted by Dr. Pinku Mukherjee at the University of North Carolina at Charlotte have shown the combination of our vaccine with MTI and ICI have significantly reduced the tumor burden in a mouse model for colorectal cancer.

Our HIV/AIDS Vaccine Programs

GOVX-B11 as a Preventive HIV Vaccine. –GOVX-B11 is designed to protect against the clade B subtype of the HIV virus prevalent in the Americas, Western Europe, Japan and Australia. GOVX-B11 consists of a recombinant DNA vaccine used to prime immune responses and a recombinant MVA vaccine (MVA62B) used to boost the primed responses. Both the DNA and MVA vaccines induce the production of non-infectious VLPs by the cells of the vaccinated person.

Phase 1 and Phase 2a human clinical trials of GOVX-B11 were conducted by the HIV Vaccine Trials Network (HVTN). The HVTN is the largest worldwide clinical trials network dedicated to the development and testing of HIV/AIDS vaccines. Support for the HVTN comes from the National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH). In these trials, totaling approximately 500 participants, GOVX-B11 was tested at various doses and regimens. GOVX-B11 was demonstrated to be safe, well-tolerated and immunogenic, inducing both antibody and cellular immune responses.

In January 2017 HVTN began the next human clinical trial (HVTN 114) of GOVX-B11, which enrolled individuals who previously participated in the Phase 2a trial (HVTN 205). HVTN 114 tested the ability of late booster vaccines (additional vaccinations) to increase the antibody responses elicited by the GOVX B11 vaccine regimen. Following completion of HVTN 114, the HVTN began planning an additional Phase 1 trial (HVTN 132) to further assess the safety, tolerability and immunogenicity (elicited antibody responses) of a prime-boost regimen of GOVX-B11, in combination with gp120 booster vaccines. The initiation of HVTN 132 has been delayed due to clinical sites and clinical operations resources being transferred to support COVID-19 vaccine clinical development trials. The Company awaits further information from NIAID and HVTN on when the trial may commence.

GOVX-B01 for HIV Immunotherapy – We are participating in a collaborate effort lead by researchers at the University of California, San Francisco (UCSF) to develop a combinational therapy aimed at inducing remission in HIV-positive individuals (a “functional cure”). The studies are being conducted with funding from amfAR, The Foundation for AIDS Research. The clinical trial is intended to enroll 20 HIV-infected adults who are on stable and effective antiretroviral therapy (ART). The therapeutic regimen involves a combination of vaccines, drugs and biologics. GeoVax is providing its GOVX-B01 vaccine for use in the studies. The primary objectives of the trial are to assess the safety and tolerability of the combinational therapy and to determine the viral load “set-point” during ART interruption. Secondary objectives will be to assess immune responses and changes in viral reservoir status. Patient enrollment for the clinical trial commenced in August 2020 but, similar to HVTN 132, this trial has been affected by the COVID-19 pandemic, and we await further information regarding the status of patient enrollment and trial results.

Our Hemorrhagic Fever Virus Vaccines (Ebola, Sudan, Marburg and Lassa)

Ebola (EBOV, formerly designated as Zaire ebolavirus), Sudan (SUDV), and Marburg viruses (MARV) are the most virulent species of the Filoviridae family, causing hemorrhagic fever illnesses with up to a 90% fatality rate in humans. Lassa fever virus (LASV), a member of the Arenaviridae family, also causes severe and often fatal hemorrhagic illnesses in an overlapping region with Ebola. In December 2019, FDA approved the first live recombinant Ebola vaccine for prevention of Ebola disease by Zaire virus. This rVSV-ZEBOV showed safety concerns in Phase 1 trials and by virtue of being replication competent could pose threats to immunocompromised individuals, such as those infected with HIV living in West Africa where recent Ebola epidemics started.

To address the unmet need for a product that can respond to future hemorrhagic fever outbreaks, we are developing vaccines utilizing our GV-MVA-VLP™ platform. The MVA vector itself is considered safe, having originally been developed for use in immunocompromised individuals as a smallpox vaccine. We expect our vaccines may not only protect at-risk individuals against EBOV, SUDV, MARV and LASV, but also potentially reduce or modify the severity of other re-emerging pathogens such as Bundibugyo, Ivory Coast, and Reston viruses, based on antigenic cross reactivity and the elicitation of T cells to the more conserved matrix proteins (e.g. VP40 or Z) in addition to standard GP proteins used by us and other manufacturers. Thus, the GeoVax GV-MVA-VLP™ approach could offer a unique combination of advantages to achieve breadth and safety of a pan-filo vaccine. In addition to protecting people in Africa, it is intended to prevent the spread of disease to the US, and for preparedness against terrorist release of any of bio-threat pathogens.

Our initial preclinical studies in rodents and nonhuman primates for our MVA-VLP-EBOV vaccine candidate have shown 100% protection against a lethal dose of EBOV upon a single immunization. Recent studies in lethal challenge guinea pig models demonstrated that GeoVax vaccines MVA-VLP-SUDV and MVA-VLP-MARV conferred 100% protection from death. These vaccines were subsequently evaluated in a rigorous cynomolgus macaque infectious challenge model. Vaccination protected nonhuman primates from viremia, weight loss and death following challenge with a dose of Sudan or Marburg virus that is lethal in nonvaccinated animals. Evaluation of immune responses following vaccination demonstrated presence of both neutralizing antibodies and functional T cells, indicating a breadth of responses that combine for optimal protection. Likewise, our initial preclinical studies in rodents for our LASV vaccine candidate have shown 100% single-dose protection against a lethal dose of LASV challenge composed of multiple strains delivered directly into the brain. The nonhuman primate studies are ongoing in collaboration with NIAID and DoD and clinical development programs will be defined based on efficacy data and global priorities as potentially dangerous outbreaks occur.

Other Infectious Disease Programs

GEO-ZM02 for Zika – Zika disease is an emerging infectious disease caused by the Zika virus (ZIKV) and has been linked to an increase in microcephaly in infants and Guillain-Barre syndrome (a neurodegenerative disease) in adults. ZIKV is a member of the Flaviviridae family, which includes medically important pathogens such as dengue fever, yellow fever, Japanese encephalitis, tick-borne encephalitis, and West Nile viruses. Public health officials recommend avoiding exposure to ZIKV, delaying pregnancy, and following basic supportive care (fluids, rest, and acetaminophen) after infection.

To address the unmet need for a ZIKV vaccine, we are developing novel vaccine candidates constructed using our GV-MVA-VLP platform. MVA has an outstanding safety record, which is particularly important given the need to include women of child-bearing age and newborns among those being vaccinated. Our Zika vaccine is designed based on the NS1 gene product to eliminate the risk of Antibody Dependent Enhancement (ADE), which is a serious side effect observed when a vaccinated individual doesn’t have a fully protective immune response which actually causes a more virulent reaction if infected.

Our initial preclinical studies in rodents using our GEO-ZM02 vaccine candidate demonstrated 100% single-dose protection against a lethal dose of ZIKV delivered directly into the brain. In rhesus macaques, vaccination with GEO-ZM02 induced immune responses that effectively controlled the virus replication despite the fact the vaccine is not designed to induce ZIKV neutralizing antibodies. Further development of our ZIKV vaccine will be dependent upon partnering support.

GEO-MM02 for Malaria – Globally, malaria causes 228 million infections and 405,000 deaths annually. Despite decades of vaccine research, vaccine candidates have failed to induce substantial protection (e.g. >50%). Most of these vaccines are based on individual proteins that induce immune responses targeting only one stage of the malaria parasite’s life cycle. GeoVax’s MVA-VLP malaria vaccine candidates incorporate antigens derived from multiple stages of the parasite’s life cycle and are designed to induce an immune response with durable functional antibodies and CD4+ and CD8+ T cell responses, all hallmarks of an ideal vaccine-induced immune response.

We have collaborated with the Burnet Institute, a leading infectious diseases research institute in Australia, for the development of a vaccine to prevent malaria infection. The project included the design, construction, and characterization of multiple malaria vaccine candidates using GeoVax’s GV-MVA-VLP™ vaccine platform combined with malaria Plasmodium falciparum and Plasmodium vivax sequences identified by the Burnet Institute. The vaccine design, construction, and characterization were performed at GeoVax with immunogenicity and challenge studies in animal models conducted at Burnet Institute using their unique functional assays. This program is currently inactive, pending additional funding support via federal grants or other sources.

Our GV-MVA-VLP™ Platform

GeoVax’s GV-MVA-VLP™ vaccine platform utilizes Modified Vaccinia Ankara (MVA), a large virus capable of carrying several vaccine antigens, that expresses proteins that assemble into virus-like particles (VLP) immunogens in the person receiving the vaccine. The production of VLPs in the person being vaccinated can mimic the virus production that occurs in a natural infection, stimulating both the humoral and cellular arms of the immune system to recognize, prevent, and control the target infection. The MVA-VLP derived vaccines can elicit durable immune responses in the host similar to a live-attenuated virus, while providing the safety characteristics of a replication-defective vector.

Vaccines typically contain agents (antigens) that resemble disease-causing microorganisms. Traditional vaccines are often made from weakened or killed forms of the virus or from its surface proteins. Some newer vaccines use recombinant DNA (deoxyribonucleic acid) technology to generate vaccine antigens in bacteria or cultured cells from specific portions of the DNA sequence of the target pathogen. The generated antigens are then purified and formulated for use in a vaccine. We believe the most successful of these purified antigens have been non-infectious virus-like particles (VLPs) as exemplified by vaccines for hepatitis B (Merck’s Recombivax® and GSK’s Engerix®) and Papilloma viruses (GSK’s Cervarix®, and Merck’s Gardasil®). Our approach uses recombinant DNA and/or recombinant MVA to produce VLPs in the person being vaccinated (in vivo) reducing complexity and costs of manufacturing. In human clinical trials of our HIV vaccines, we believe we have demonstrated that our VLPs, expressed from within the cells of the person being vaccinated, can be safe, yet elicit both strong and durable humoral and cellular immune response.

VLPs mimic authentic viruses in form but are not infectious or capable of replicating and can cause the body’s immune system to recognize and kill targeted viruses to prevent an infection. VLPs can also train the immune system to recognize and kill virus-infected cells to control infection and reduce the length and severity of disease. One of the biggest challenges with VLP-based vaccines is to design the vaccines in such a way that the VLPs will be recognized by the immune system in the same way as the authentic virus would be. We design our vaccines such that, when VLPs for enveloped viruses like HIV, Ebola, Marburg or Lassa fever are produced in vivo (in the cells of the recipient), they include not only the protein antigens, but also an envelope consisting of membranes from the vaccinated individual’s cells. In this way, they are highly similar to the virus generated in a person’s body during a natural infection. VLPs produced in vitro (in a pharmaceutical plant), by contrast, have no envelope; or, envelopes from the cultured cells (typically hamster or insect cells) used to produce them. We believe our technology therefore provides distinct advantages by producing VLPs that more closely resemble the authentic viruses. We believe this feature of our immunogens allows the body’s immune system to more readily recognize the virus. By producing VLPs in vivo, we believe we also avoid potential purification issues associated with in vitro production of VLPs.

Figure 1 below shows examples of thin section electron micrographs of actual viruses and VLPs for these viruses expressed by GeoVax MVA-VLP vaccines.

Figure 1. Comparison of MVA-VLPs and native virus structures

In the MVA-VLP platform, we take advantage of MVA’s large “coding capacity” to insert genes that encode multiple proteins, the combination of which is adequate to support the generation of VLPs by the MVA infected cells. Utility has been demonstrated for multiple vaccine candidates wherein the MVA-encoded viral matrix proteins and glycoproteins assemble into VLPs. MVA was originally developed as a safer smallpox vaccine for use in immune-compromised individuals. It was developed by attenuating the standard smallpox vaccine by passaging it (over 500 passages) in chicken embryos or chicken embryo fibroblasts, resulting in a virus with limited ability to replicate in human cells (thus safe) but with high replication capability in avian cells (thus cost effective for manufacturing). The deletions also resulted in the loss of immune evasion genes which assist the spread of wild type smallpox infections, even in the presence of human immune responses.

We collaborated with the laboratory of Dr. Bernard Moss at NIH/NIAID on four different generations of MVA vectors, spanning over 15 years of collaboration, to effectively express vaccine proteins that assemble into VLPs. These efforts led to the development of different shuttle vectors and the identification of multiple insertion sites for introducing foreign genes encoding the vaccine target proteins into MVA in a manner that optimizes each product for manufacturing stability. Each MVA-VLP vaccine has up to two expression cassettes, each encoding one or more antigens selected from pathogens of interest. At a minimum, each vaccine expresses two antigens required for VLP formation; in the case of HIV and hemorrhagic fever vaccines for example, a viral matrix protein and an envelope glycoprotein. We use a synthetic early late promoter that provides high, yet not lethal, levels of insert expression, which is initiated immediately after infection in cells of the vaccinated individual.

Our GV-MVA-VLP™ vaccine platform affords other advantages:

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Safety: Our HIV vaccines have demonstrated outstanding safety in multiple human clinical trials. Safety for MVA, generally, has been shown in more than 120,000 subjects in Europe, including immunocompromised individuals during the initial development of MVA and more recently with the development of MVA as a safer vaccine against smallpox.

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Durability: Our technology raises highly durable (long-lasting) vaccine responses, the most durable in the field of vectored HIV vaccines. We hypothesize that elicitation of durable vaccine responses is conferred on responding B cells by the vaccinia parent of MVA, which raises highly durable responses for smallpox.

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Limited pre-existing immunity to vector: Following the eradication of smallpox in 1980, smallpox vaccinations subsequently ended, leaving all but those born before 1980 and selected populations (such as vaccinated laboratory workers and first responders) unvaccinated and without pre-existing immunity to MVA-derived vaccines. A potential interference of pre-existing immunity to a vector may be more problematic with those vectors related to parent viruses used in routine vaccinations (e.g. measles) or constitute common viruses that infect people of all ages (e.g. cytomegalovirus).

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Repeated use of the platform for different vaccines used in sequence. In mouse experiments, we have shown that two of our vaccines (e.g. GV-MVA-VLP-Zika followed by GV-MVA-VLP-Ebola) can be given at <4 week intervals without any negative impact on their immunogenicity (lack of vector immunity).

●	No need for adjuvants: MVA generally stimulates strong innate immune responses and does not require the use of adjuvants.

●	Thermal stability: MVA is stable in both liquid and lyophilized formats (> 6 years of storage).

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Genetic stability and manufacturability: If appropriately engineered, MVA is genetically stable and can reliably be manufactured in either the established Chick Embryo Fibroblast cell substrate, or novel continuous cell lines that support scalability as well as greater process consistency and efficiency.

Licenses and Collaboration Agreements

From time to time, we may enter into research collaborations, licensing and/or commercialization agreements when they align with our mission, some of which we may consider to be part of our ordinary course of business and not material for full disclosure.

City of Hope License Agreement – On November 9, 2021, we entered into an Exclusive License Agreement (COH License) with City of Hope (COH), a California nonprofit public benefit corporation, under which the Company obtained exclusive worldwide rights to further develop and commercialize COH04S1, a multi-antigenic SARS-CoV-2 vaccine currently undergoing Phase 2 human clinical trials. The COH License grants GeoVax exclusive rights to key patents, know-how, regulatory filings and clinical materials for use against COVID-19. The terms of the COH License, include an upfront fee consisting of an initial payment to COH of $5,000,000 within 30 days of the effective date of the COH License, and additional payments of $3,000,000 and $2,000,000 on the first and second anniversaries, respectively, of the effective date of the COH License. The terms also include milestone payments due upon the achievement of selected development, regulatory and sales events. The Company will also pay COH an annual royalty on net sales of products covered by the patents licensed from COH on a country-by-country and licensed product-by-licensed product basis, subject to specified reductions.

Gedeptin License – On September 28, 2021, we entered into an Assignment and License Agreement (the “Gedeptin License”) with PNP Therapeutics, Inc. (“PNP”) under which the Company obtained exclusive worldwide rights to key intellectual property, including Gedeptin patents, know-how, regulatory filings, clinical materials, and trademarks. The Gedeptin patent portfolio was originally licensed from the University of Alabama at Birmingham (“UAB”) and Southern Research Institute (“SRI”) by PNP. Under the terms of the Gedeptin License, the Company is the successor to PNP under the Exclusive License Agreement between UAB, SRI and PNP, and has acquired the exclusive rights to develop and commercialize Gedeptin, a novel patented product for the treatment of solid tumors.

The terms of the Gedeptin License, include (i) an upfront payment at closing, (ii) milestone payments due upon the achievement of selected development and regulatory events, and (iii) quarterly support payments for the lesser period of three years or the Company’s filing for FDA approval of its Biologics License Application on the use of Gedeptin for the treatment of head and neck cancer in humans. The Company will also pay tiered percentage annual royalties in the low-to-mid teens on Net Sales (as defined in the Gedeptin License) of products covered under the Gedeptin License on a country-by-country and product-by-product basis, subject to specified reductions. The Company also issued a warrant to PNP, exercisable at any time following March 28, 2022, and prior to September 28, 2026, for up to 100,000 shares of the Company’s common stock at an exercise price of $13.00 per share. The Gedeptin License will remain in effect during the original term, which concludes upon FDA approval of a generic or biosimilar product, and then will automatically renew for 5-year additional terms, subject to customary termination rights.

NIH Licenses – On November 25, 2020, the Company entered into a Patent and Biological Materials License Agreement for Internal Research Use (the “Research License”) with the U.S. Department of Health and Human Services (HHS), as represented by NIAID, in support of the Company’s non-clinical development of vaccines against numerous pathogens. The Research License allows GeoVax to use these materials and patent rights owned by agencies of the HHS in combination with the Company’s proprietary technology for the creation of preventive and/or therapeutic Modified Vaccinia Ankara Virus-Virus Like Particle (MVA-VLP) vaccines against Ebola-Zaire virus, Ebola-Sudan virus, Lassa virus, Marburg virus, Zika virus and malaria. The agreement also extends to the Company’s research and development efforts in certain oncology areas. The agreement provides GeoVax with nonexclusive rights for the nonclinical development and manufacturing of its vaccine and immunotherapy candidates using HHS patents and materials.

On October 22, 2020, the Company entered into a Patent and Biological Materials License Agreement (the “COVID License”) with HHS, as represented by NIAID, in support of the Company’s development of a vaccine against SARS-CoV-2, the virus that causes COVID-19. The COVID License allows GeoVax to use these materials and patent rights owned by agencies of the HHS in combination with the Company’s proprietary technology for the creation of a preventive Modified Vaccinia Ankara Virus-Virus Like Particle (MVA-VLP) vaccine that primes and/or boosts the immune system against COVID-19. The COVID License provides GeoVax with nonexclusive rights to develop, manufacture and commercialize its COVID-19 vaccine and includes access to NIAID’s patent rights in the stabilized SPIKE protein, which is the protein that SARS-CoV-2 uses to gain entry into human tissue.

Support from the United States Government

Grants and Contracts.

We have been the recipient of multiple federal grants and contracts in support of our vaccine development programs. Our most recent awards are as follows:

Lassa DoD Grant. In September 2018, the U.S. Department of Defense (DoD) awarded us a $2,442,307 cooperative agreement in support of our LASV vaccine development program. The grant was awarded by the U.S. Army Medical Research Acquisition Activity pursuant to the Peer Reviewed Medical Research Program (PRMRP), part of the Congressionally Directed Medical Research Programs (CDMRP). In addition to the grant funds provided directly to GeoVax, DoD also funded testing of our vaccine by U.S. Army scientists under a separate subaward. The award, entitled “Advanced Preclinical Development and Production of Master Seed Virus of GEO-LM01, a Novel MVA-VLP Vaccine Against Lassa Fever”, supports generation of immunogenicity and efficacy data for our vaccine candidate in both rodent and nonhuman primate models, as well as manufacturing process development and cGMP production of vaccine seed stock.

COVID-19 SBIR Grant. In January 2021, NIAID awarded us a $299,927 Phase I SBIR grant in support of our development of a vaccine against SARS-CoV-2, the virus that causes COVID-19. The grant, titled, “Preclinical Development of GV-MVA-VLP Vaccines Against COVID-19,” has supported the ongoing design, construction and preclinical testing of our vaccine candidates.

Other Federal Support.

We have been the recipient of additional in-kind federal support through collaborative and intramural arrangements with CDC for our Zika vaccine program, the Rocky Mountain Laboratory facility of NIAID for our hemorrhagic fever virus vaccine program, and the United States Army Medical Research Institute of Infectious Diseases (USAMRIID) for our hemorrhagic fever virus vaccine program. This support generally has been for the conduct or support of preclinical animal studies on our behalf. All our human clinical trials for our preventive HIV vaccines have been conducted by the HVTN and funded by NIAID. This financial support has been provided by NIAID directly to the HVTN.

Government Regulation

Regulation by governmental authorities in the United States and other countries is a significant factor in our ongoing research and development activities and in the manufacture of our products. Complying with these regulations involves considerable expertise, time and expense.

In the United States, drugs and biologics are subject to rigorous federal and state regulation. Our products are regulated under the Federal Food, Drug and Cosmetic Act (FD&C Act), the Public Health Service Act, and the regulations promulgated under these statutes, and other federal and state statutes and regulations. These laws govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of medications and medical devices. Product development and approval within this regulatory framework is difficult to predict, takes several years and involves great expense. The steps required before a human vaccine may be marketed in the United States include:

●	Preclinical laboratory tests, in vivo preclinical studies and formulation studies;

●	Manufacturing and testing of the product under strict compliance with current Good Manufacturing Practice (cGMP) regulations;

●	Submission to the FDA of an Investigational New Drug application for human clinical testing which must become effective before human clinical trials can commence;

●	Adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

●	The submission of a Biologics License Application to the FDA, along with the required user fees; and

●	FDA approval of the BLA prior to any commercial sale or shipment of the product

Before marketing any drug or biologic for human use in the United States, the product sponsor must obtain FDA approval. In addition, each manufacturing establishment must be registered with the FDA and must pass a pre-approval inspection before introducing any new drug or biologic into commercial distribution.

The Emergency Use Authorization (EUA) authority granted to the FDA allows the FDA to help strengthen the nation’s public health protections against certain threats by facilitating the availability and use of medical countermeasures needed during public health emergencies. Under section 564 of the FD&C Act, the FDA Commissioner may allow unapproved medical products or unapproved uses of approved medical products to be used in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions caused by threat agents when there are no adequate, approved, and available alternatives. This potentially may provide a faster pathway to market for our COVID-19 or other infectious disease vaccine candidates. This was the approval pathway followed by Pfizer-BioNTech and Moderna for their respective COVID-19 vaccines.

Because GeoVax does not manufacture vaccines for human use within our own facilities, we must ensure compliance both in our own operations and in the outsourced manufacturing operations. All FDA-regulated manufacturing establishments (both domestic establishments and foreign establishments that export products to the United States) are subject to inspections by the FDA and must comply with the FDA’s cGMP regulations for products, drugs and devices.

The FDA determines compliance with applicable statutes and regulations through documentation review, investigations, and inspections. Several enforcement mechanisms are available to the FDA, ranging from a simple demand to correct a minor deficiency to mandatory recalls, closure of facilities, and even criminal charges for the most serious violations.

Even if FDA regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.

Whether or not the FDA has approved the drug, approval of a product by regulatory authorities in foreign countries must be obtained prior to the commencement of commercial sales of the drug in such countries. The requirements governing the conduct of clinical trials and drug approvals vary widely from country to country, and the time required for approval may be longer or shorter than that required for FDA approval.

We also are subject to various federal, state and local laws, regulations, and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances used in connection with our research. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted.

FDA Tropical Disease Priority Review Voucher Program

Section 524 of the FD&C Act authorizes the FDA to award priority review vouchers (PRVs) to sponsors of approved tropical disease product applications that meet certain criteria. To qualify for a PRV, a sponsor’s application must be for a drug or biological product for the prevention or treatment of a “tropical disease,” must otherwise qualify for priority review, and must contain no active ingredient (including any salt or ester of an active ingredient) that has been approved in any other application under Section 505(b)(1) of the FD&C Act or section 351 of the Public Health Services Act. Priority review means that the FDA aims to render a decision in 6 months.

The PRV may be sold. For example, a small company might win a voucher for developing a drug for a neglected disease and sell the voucher to a large company for use on a commercial disease. The price of the voucher depends on supply and demand. The voucher’s value derives from three factors: shifting sales earlier, longer effective patent life due to earlier entry, and competitive benefits from earlier entry relative to competitors. Top-selling treatments can yield billions in sales each year, so being approved months earlier can be worth hundreds of millions of dollars to the voucher. Since the first voucher sale in 2014, the price of the vouchers has ranged from $68 million to $350 million.

GeoVax believes that its vaccine programs in Ebola, Sudan, Marburg, Lassa Fever, Malaria and Zika may each be eligible for a PRV and we intend to apply for a PRV at the appropriate time. There can be no assurance, however, that we will qualify or be approved for a PRV.

Manufacturing

To be successful, our products must be manufactured in commercial quantities in compliance with regulatory requirements and at an acceptable cost. To date, we have not commercialized any products, nor have we demonstrated that we can manufacture commercial quantities of our product candidates in accordance with regulatory requirements. If we cannot manufacture products in suitable quantities and in accordance with regulatory standards, either on our own or through contracts with third parties, it may delay clinical trials, regulatory approvals and marketing efforts for such products. Such delays could adversely affect our competitive position and our chances of achieving profitability. We cannot be sure that we can manufacture, either on our own or through contracts with third parties, such products at a cost or in quantities that are commercially viable.

We do not currently have the facilities or internal expertise to manufacture any of the clinical or commercial supplies of any of our product. Rather, our strategy is to rely on third-party contract manufacturers to produce vaccines needed for research and clinical trials. We have arrangements with third party manufacturers for the supply of our DNA and MVA vaccines for use in our planned clinical trials. These suppliers operate under the FDA’s Good Manufacturing Practices and (in the case of European manufacturers) similar regulations of the European Medicines Agency. We anticipate that these suppliers will be able to provide sufficient vaccine supplies to complete our currently planned clinical trials. Various contractors are generally available in the United States and Europe for manufacture of vaccines for clinical trial evaluation, however, it may be difficult to replace existing contractors for certain manufacturing and testing activities and costs for contracted services may increase substantially if we switch to other contractors. Furthermore, there is currently a shortage of vaccine manufacturing capability due to demand for potential COVID-19 vaccines, which could affect our ability to have our vaccine candidates manufactured.

The MVA component of our vaccine is currently manufactured in cells that are cultured from embryonated eggs. We are exploring a number of approaches to growing MVA in continuous cell lines that can be grown in bioreactors more suitable for commercial-scale manufacturing.

The raw materials and other supplies that are used in the production process for our vaccines and that we use in our research activities are generally available from a number of commercial suppliers and we believe we will be able to obtain sufficient quantities of such materials and supplies for all foreseeable clinical investigations.

Competition

Our product candidates face, and will continue to face, intense competition from large pharmaceutical companies, specialty pharmaceutical and biotechnology companies as well as academic and research institutions. We compete in an industry that is characterized by rapid technological change; evolving industry standards; emerging competition; and new product introductions. Competitors have existing products and technologies that will compete with our pipeline candidates and technologies and may develop and commercialize additional products and technologies that will compete with our pipeline candidates and technologies. Because competing companies and institutions may have greater financial resources than us, they may be able to provide broader services and product lines; and make greater investments in research and development. Competitors may also have greater development capabilities than we do and have substantially greater experience in undertaking nonclinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. They may also have greater name recognition and better access to customers.

We face general market competition from several subsectors of the vaccine development field, including large, multinational pharmaceutical companies including Sanofi, GSK, Merck, Janssen, Mitsubishi Tanabe, Takeda, and Pfizer, Inc.; mid-size pharmaceutical companies and emerging biotechnology companies including Dynavax, Novavax Inc., Moderna, BioNTech, and Hookipa; and academic and not-for-profit vaccine researchers and developers including the NIH. The industry is typified by extensive collaboration, licensing, and merger and acquisition activity despite the intense competition.

More than twenty COVID-19 vaccines are currently authorized for use in one or more countries around the world, including three in the United States (from Pfizer/BioNTech, Moderna, and Janssen). All these vaccines are based on the S protein of the SARS-CoV-2 virus, but rely on different mechanisms for presentation or expression of the S antigen, including whole, inactivated virus, defective adenovirus vectors (three different types) or mRNA. Key companies in the space with late-stage clinical or pre-approval vaccine candidates include, Novavax, Inc., AstraZeneca PLC, CureVac N.V., Medicago Inc., GSK, Sanofi S.A., Dynavax, and Valneva SE.

A number of companies are developing various types of therapeutic vaccines or other immunotherapy approaches to treat cancer including Advaxis, Immune Design, Oncothyreon, Bavarian Nordic, Roche Pharmaceuticals, Merck & Co, Bristol Myers Squibb, and AstraZeneca plc.

There are currently no FDA licensed and commercialized HIV vaccines, Zika vaccines, or hemorrhagic fever virus vaccines (other than for Ebola) available in the world market. We are aware of several development-stage and established enterprises, including major pharmaceutical and biotechnology firms, which are actively engaged in vaccine research and development in these areas. For hemorrhagic fever viruses, these include NewLink Genetics and Merck, Johnson & Johnson, Novavax, Inovio and GlaxoSmithKline. For HIV, these include Sanofi, GlaxoSmithKline, and Johnson & Johnson. Other HIV vaccines are in varying stages of research, testing and clinical trials including those supported by the NIH Vaccine Research Center, the U.S. Military, IAVI, the European Vaccine Initiative, and the South African AIDS Vaccine Initiative. For Zika, these include NewLink Genetics, Inovio, Merck, Butantan Institute and NIH (NIAID). In December 2019, the FDA approved the first vaccine (ERVEBO®) for prevention of Ebola, developed by Merck.

There are numerous FDA-approved treatments for HIV, primarily antiretroviral therapies, marketed by large pharmaceutical companies. Currently, there are no approved therapies for the eradication of HIV. We expect that major pharmaceutical companies that currently market antiretroviral therapy products or other companies that are developing HIV product candidates may seek to develop products for the eradication of HIV.

There are currently no commercialized vaccines to prevent malaria infection. A first-generation infection-blocking malaria vaccine, RTS, S, is under regulatory review. It requires 4 doses and has been recommended by the WHO for pilot implementation studies. Since this vaccine is based on a single antigen and has modest efficacy (30-40%, depending on the age of subjects), the WHO has defined a Road Map for developing and licensing of next generation malaria vaccines. These vaccines are expected to contain multiple antigens designed to block both infection and transmission of malaria with at least a 75% efficacy rate.

Our Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary protection for our vaccines, including our Modified Vaccinia Ankara-Virus-Like Particle (MVA-VLP) based vaccines, and methods of treatment using our vaccines.

We seek patent protection on each of our product and developmental candidates and, where applicable, on combinations with other therapeutic and/or antigenic agents and dosing schedules. Our success also depends on our ability to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. patent applications and, where appropriate, foreign patent applications covering our proprietary technology, inventions, and improvements that are important to the development and implementation of our business. We also rely on trade secrets, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position. Additionally, we expect to benefit, where appropriate, from statutory frameworks in the United States, Europe, and other countries that provide a period of clinical data exclusivity to compensate for the time required for regulatory approval of our vaccine candidates.

We continually assess and refine our intellectual property strategies as we develop new technologies and product candidates. We plan to file additional patent applications based on our intellectual property strategies where appropriate, including where we seek to improve our basic technology, adapt to competition, or to improve business opportunities. Further, we plan to file patent applications, as we consider appropriate under the circumstances, to protect new technologies that we develop. Our patent filing strategy typically includes seeking patent protection in the United States and, wherein appropriate, in additional countries where we believe such protection is likely to be useful.

As of December 31, 2020, our owned and in-licensed patent estate, on a worldwide basis, includes 14 granted U.S. patents, 16 pending U.S. patent applications; 43 granted foreign patents, 13 pending foreign patent applications, and 1 Patent Cooperation Treaty (PCT) application spread over 19 patent families. The term of individual patents depends upon the laws of the countries in which they are obtained. In the countries in which we currently file, the patent term is 20 years from the earliest date of filing of a non-provisional patent application which serves as a priority application. In addition, we plan to seek patent term adjustments, restorations, and/or patent term extensions where applicable in the United States and other jurisdictions. For example, depending upon the timing, duration, and specifics of FDA approval of our vaccine products, some of our U.S. patents may be eligible for a patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the “Hatch-Waxman Amendments,” and codified as 35 U.S.C. § 156. 35 U.S.C. § 156 permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one half the time between the effective date of an IND and the submission date of a Biologics License Application (BLA), plus the time between the submission date of a BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved vaccine product is eligible for such an extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. A similar kind of patent extension, referred to as a Supplementary Protection Certificate, is available in Europe. Legal frameworks are also available in certain other jurisdictions to extend the term of a patent. We currently intend to seek patent term extensions on any of our, or our exclusively licensed, issued patents in any jurisdiction where we have a qualifying patent and the extension is available; however, there is no guarantee that the applicable regulatory authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and even if granted, the length of such extensions. Further, even if our patent is extended, the patent, including the extended portion of the patent, may be held invalid or unenforceable by a court of final jurisdiction in the United States or a foreign country.

Our current patent portfolio includes 5 patent families directed to various aspects of our DNA and MVA-based HIV vaccines, their genetic inserts expressing multiple HIV protein components, composition, structure, claim of immunization against multiple subtypes of HIV, routes of administration, safety and other related factors and methods of therapeutic and prophylactic use thereof including administration regimes. We have in-licensed patents from Emory University and the U.S. National Institutes of Health (NIH) relevant to our HIV-vaccine program. These patents will expire between 2022 and 2028, exclusive of any patent term adjustments or extensions. We wholly own one patent family directed to specific vaccine administration methods which, if issued, valid, and enforceable, will expire in 2037, exclusive of any patent term adjustments or extensions.

We wholly own one U.S. patent application directed to preventive vaccines against hemorrhagic fever viruses (Ebola, Sudan, Marburg and Lassa), and uses thereof. This application, if issued, valid, and enforceable, will expire in 2036, exclusive of any patent term adjustments or extensions.

We wholly own one U.S. patent application directed to preventive vaccines against Zika virus, and uses thereof. This application, if issued, valid, and enforceable, will expire in 2037, exclusive of any patent term adjustments or extensions.

We co-own one patent family with Georgia State University directed to preventive vaccines against human papilloma virus (HPV), and uses thereof. These applications, if issued, valid, and enforceable, will expire in 2037, exclusive of any patent term adjustments or extensions.

We wholly own one U.S. patent application directed to preventive vaccines against malaria, and use thereof. This application, if issued, valid, and enforceable, will expire in 2038, exclusive of any patent term adjustments or extensions.

We wholly own 3 patent families directed to our immuno-oncology vaccine compositions and methods of use thereof. The patent applications of these families, if issued, valid, and enforceable, will expire between 2037-2040, exclusive of any patent term adjustments or extensions.

We have a pending U.S. application directed to our virus-like particle (VLP) platform technology. This patent application, if issued, valid, and enforceable, will expire in 2037, exclusive of any patent term adjustments or extensions.

We wholly own one pending patent family directed to various MVA-based vaccines for the treatment of SARS CoV-2. The patent applications in this family, if issued, valid, and enforceable, will expire in 2041, exclusive of any patent term adjustments or extensions. We have non-exclusively in-licensed from the U.S. National Institutes of Health (NIH) 3 patent families directed to certain aspects of our MVA-viral backbone used in our SARS-CoV2 vaccine, which will expire between 2023 and 2032, exclusive of any patent term adjustments or extensions. We have non-exclusively in-licensed from the NIH 2 patent families relating to coronavirus spike protein compositions relevant to our MVA SARS-CoV2 vaccine candidates. The patent applications for these families, if issued, valid, and enforceable, will expire between 2037 and 2041, exclusive of any patent term adjustments or extensions.

We are the exclusive, worldwide licensee of several patents and patent applications, which we refer to as the Emory Technology, owned, licensed or otherwise controlled by Emory University for HIV or smallpox vaccines pursuant to a license agreement originally entered into on August 23, 2002 and restated on June 23, 2004 (the “Emory License”). The in-licensed Emory University patents will expire between 2022 and 2028, exclusive of any patent term extensions. Through the Emory License we are also a non-exclusive licensee of four issued United States patents owned by the NIH related to the ability of our MVA vector vaccine to operate as a vehicle to deliver HIV virus antigens, and to induce an immune response in humans. These in-licensed NIH patents will expire in 2023, exclusive of any patent term extensions.

The MVA backbone that we have been using in our vaccines was provided to us by the laboratory of Dr. Bernard Moss of the NIAID, Laboratory of Viral Diseases (LVD). We have a non-exclusive commercial license to the NIH MVA backbone for our SARS CoV-2 vaccine with the NIAID of the National Institutes of Health NIH on behalf of the United States, which includes the use of certain patents and patent applications arising from the Moss laboratory and the provided materials. We also have a non-exclusive research and development license to use the MVA backbone for our other vaccine candidates. If we later decide to commercialize vaccine candidates that are under the research and development license, we will need to negotiate appropriate commercialization licenses. These in-licensed NIH patents and patent applications, if and where issued, valid, and enforceable, will expire between 2023 and 2032, exclusive of any patent term adjustments or extensions.

We cannot be certain that any of the current pending patent applications we have or have licensed, or any new patent applications we may file or license, will ever be issued in the United States or any other country. Even if issued, there can be no assurance that those patents will be sufficiently broad to prevent others from using our products or processes. Furthermore, our patents, as well as those we have licensed or may license in the future, may be held invalid or unenforceable by a court, or third parties could obtain patents that we would need to either license or to design around, which we may be unable to do. Current and future competitors may have licensed or filed patent applications or received patents and may acquire additional patents or proprietary rights relating to products or processes competitive to ours. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous to us, if available at all.

We also expect to benefit, where appropriate, from statutory frameworks in the United States, Europe, and other countries that provide a period of regulatory exclusivity to compensate for the time and cost required in securing regulatory approval of our vaccine products. For example, in 2010, the United States enacted the Biologics Price Competition and Innovation Act (BPCIA). Under the BPCIA, innovator manufacturers of vaccine products may be granted 12 years of exclusive use before biosimilar versions of such products can be licensed for marketing in the U.S. This means that the FDA may not approve an application for a biosimilar version of our vaccine product until 12 years after the date our vaccine product is approved for sale (with a potential six-month extension of exclusivity if certain pediatric studies are conducted and the results accepted by the FDA), although a biosimilar application may be submitted four years after the date we receive approval from the FDA to sell our vaccine product. Additionally, the BPCIA establishes procedures by which potentially relevant patents may be shared and litigation over patents may proceed in advance of approval. The BPCIA also provides incentives to biosimilar applicants by providing a period of exclusivity to the first biosimilar of a product approved by the FDA. The 12-year data exclusivity provision of the BPCIA does not prevent a competitor from seeking marketing approval of one of our vaccine products, or a product similar thereto, by submitting its own, original Biologics License Application (BLA).

We intend to benefit, where applicable, from additional market exclusivity provisions in various jurisdictions that reward the treatments of rare diseases. For example, in the United States under the Orphan Drug Act of 1983, the FDA may grant orphan designation to a vaccine product intended to prevent or treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting a BLA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication; in the latter case, because health care professionals are free to prescribe products for off-label uses, the competitor’s product could be used for the orphan indication despite our orphan exclusivity.

We are not a party to any litigation, opposition, interference, or other potentially adverse proceeding with regard to our patent positions. However, if we become involved in litigation, interference proceedings, oppositions or other intellectual property proceedings, for example as a result of an alleged infringement or a third-party alleging an earlier date of invention, we may have to spend significant amounts of money and time and, in the event of an adverse ruling, we could be subject to liability for damages, invalidation of our intellectual property and injunctive relief that could prevent us from using technologies or developing products, any of which could have a significant adverse effect on our business, financial conditions or results of operations. In addition, any claims relating to the infringement of third-party proprietary rights, or earlier date of invention, even if not meritorious, could result in costly litigation, lengthy governmental proceedings, divert management’s attention and resources and require us to enter royalty or license agreements which are not advantageous if available at all.

In addition to patents, we rely upon unpatented, proprietary trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees, and consultants, and invention assignment agreements with our employees. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees, and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Research and Development

Our expenditures for research and development activities were $2.44 million, $1.91 million, $2.66 million and $1.69 million during the years ended December 31, 2020 and 2019 and the nine months ended September 30, 2021 and 2020, respectively. As our vaccines continue to go through the process to obtain regulatory approval, we expect our research and development costs to increase. We have not yet formulated any plans for marketing and sales of any vaccine candidate we may successfully develop. Compliance with environmental protection laws and regulations has not had a material effect on our capital expenditures, earnings or competitive position to date.

Scientific Advisors

We seek advice from our Scientific Advisory Board, which consists of a number of leading scientists, on scientific and medical matters. The current members of our Scientific Advisory Board are:

Name	Position/Institutional Affiliation
Harriet L. Robinson, PhD.	Chief Scientific Officer Emeritus, GeoVax
Stanley A. Plotkin, MD	Professor Emeritus, University of Pennsylvania, Adjunct Professor, Johns Hopkins University
Barney S. Graham, MD, PhD	Senior Investigator, Vaccine Research Center, NIAID
Scott C. Weaver, PhD	Director, University of Texas Medical Branch Institute for Human Infections and Immunity
Olivera J. Finn, PhD	Distinguished Professor of Immunology and Surgery, University of Pittsburgh

Properties

Our principal executive offices are located in Smyrna, Georgia, where we lease approximately 8,400 square feet of office and laboratory space. Our lease for the premises is currently scheduled to terminate on December 31, 2022. We do not currently own any real property. We believe that our current facilities are adequate to meet our immediate needs and believe that we should be able to renew our lease without an adverse impact on our operations. In addition, we believe that if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.

Human Capital Resources

We currently have nine full-time and one part-time employees. None of our employees are covered by collective bargaining agreements and we believe that our employee relations are good. We also engage consultants and independent contractors to fulfill key roles and/or provide expert services on both an ongoing and short-term basis.

We believe that our future success largely depends upon our continued ability to attract and retain highly skilled employees. We provide our employees with competitive compensation, opportunity for equity ownership, and a robust employment package that promotes wellness across all aspects of their lives, including healthcare, retirement planning, and paid time off.

Corporate Background

Our primary business is conducted by our wholly owned subsidiary, GeoVax, Inc., which was incorporated under the laws of Georgia in June 2001. Our address is 1900 Lake Park Drive, Smyrna, Georgia 30080, and our telephone number at that address is 678-384-7220. The predecessor of our parent company, GeoVax Labs, Inc. (the reporting entity) was originally incorporated in June 1988 under the laws of Illinois as Dauphin Technology, Inc. (“Dauphin”). In September 2006, Dauphin completed a merger with GeoVax, Inc. As a result of the merger, GeoVax, Inc. became a wholly owned subsidiary of Dauphin, and Dauphin changed its name to GeoVax Labs, Inc. In June 2008, the Company was reincorporated under the laws of Delaware. We currently do not conduct any business other than GeoVax, Inc.’s business of developing new products for the treatment or prevention of human diseases. Our principal offices are in Smyrna, Georgia (metropolitan Atlanta).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties because they are based on current expectations and relate to future events and our future financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements because of many important factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview and Recent Developments

GeoVax is a clinical-stage biotechnology company developing immunotherapies and vaccines against infectious diseases and cancers using novel vector vaccine platforms. GeoVax’s product pipeline includes ongoing human clinical trials in COVID-19 and head and neck cancer. Additional research and development programs include preventive vaccines against HIV, Zika Virus, hemorrhagic fever viruses (Ebola, Sudan, Marburg, and Lassa) and malaria, as well as immunotherapies for solid tumors. Certain of our vaccine development activities have been, and continue to be, financially supported by the U.S. Government. This support has been both in the form of research grants and contracts awarded directly to us, as well as indirect support for the conduct of preclinical animal studies and human clinical trials.

GEO-CM04S1 License -- In November 2021, GeoVax entered into a license agreement with City of Hope (the “COH License”), granting GeoVax exclusive rights to further develop and commercialize GEO-CM04S1 (formerly referred to as COH04S1). GEO-CM04S1, a synthetic, attenuated modified vaccinia Ankara (sMVA) vector expressing Spike and Nucleocapsid antigens of the SARS-CoV-2 virus, was initially developed at COH for immunocompromised patients.

GEO-CM0461 is being studied in an ongoing Phase 2 clinical trial to evaluate its safety and immunogenicity, compared to the Pfizer mRNA-based vaccine, in patients who have previously received either an allogeneic hematopoietic cell transplant, an autologous hematopoietic cell transplant or chimeric antigen receptor (CAR) T cell therapy. GEO-CM0461 is the only COVID-19 vaccine that includes both SARS-CoV-2 spike and nucleocapsid proteins to advance to a Phase 2 trial in cancer patients. Such vaccines also tend to produce an immune response quickly – in less than 14 days – with only mild side effects. The trial is also the first to compare an investigational multi-antigenic COVID-19 vaccine to the current Food and Drug Administration (FDA)-approved mRNA vaccine from Pfizer/BioNTech in people who are immunocompromised. Such patients have often shown a weak antibody response after receiving currently available COVID-19 vaccines.

In December 2021, patient enrollment began for the Phase 2 portion of a Phase 1/2 trial of GEO-CM0461, to study its use as a universal booster vaccine to current FDA-approved vaccines. GeoVax believes that the GEO-CM0461 vaccine, when administered as a heterologous booster, will provide additional recognition elements to the immune system over a homologous boost from mRNA vaccines such as those developed by Moderna or Pfizer, which are directed only toward SARS-CoV-2 Spike protein. The COH04S1 vaccine’s MVA backbone may be more effective at inducing COVID-19 immunity since MVA strongly induces T cell responses even in a background of immunosuppression. In addition, GEO-CM0461 targeting of both Spike and Nucleocapsid antigens, may offer greater protection against the significant sequence variation observed with the Spike antigen.

Gedeptin® License -- In September 2021, GeoVax entered into an Assignment and License Agreement with PNP Therapeutics, Inc. (the “Gedeptin License), whereby GeoVax expanded its immuno-oncology pipeline and added a new technology platform through the acquisition of exclusive rights to Gedeptin®, a novel patented product for the treatment of solid tumors through a gene therapy strategy known as GDEPT (Gene-Directed Enzyme Prodrug Therapy). In GDEPT, a vector is used to selectively transduce tumor cells with a nonhuman gene, which expresses an enzyme that can convert a nontoxic prodrug into a potent antitumor compound. A Phase 1/2 clinical trial is currently enrolling to evaluate the safety and efficacy of repeat cycles of Gedeptin therapy in patients with recurrent head and neck squamous cell carcinoma (HNSCC), with tumors accessible for injection and no curable treatment options. The FDA has granted Gedeptin Orphan Drug status for the treatment of HNSCC and the initial stage of the ongoing clinical trial is being funded by the FDA pursuant to its Orphan Products Clinical Trials Grants Program. GeoVax’s license to Gedeptin includes rights to expand its use to all human diseases and/or conditions including, but not limited to, cancers.

On January 14, 2022, we entered into a Securities Purchase Agreement with the Selling Stockholder providing for the issuance and sale to the Selling Stockholder of 707,484 shares of common stock, 2,360,000 shares of common stock issuable upon the exercise of the Pre-Funded Warrant and 3,067,484 shares of common stock issuable upon the exercise of the Common Warrant for gross proceeds to the Company of approximately $10.0 million. The Warrants are exercisable immediately and contain price adjustment provisions which may, under certain circumstances, reduce the applicable exercise price; the Pre-Funded Warrant shall terminate when fully exercised and the Common Warrant shall terminate on the fifth anniversary of the effective date of the Resale Registration Statement. The Private Placement closed on January 20, 2022. We paid the placement agent, Maxim Group LLC, a cash fee of $700,000 at closing.

Our corporate strategy is to advance, protect and exploit our differentiated vaccine/immunotherapy technologies leading to the successful development of preventive and therapeutic vaccines and immunotherapies against infectious diseases and various cancers. Our goal is to advance products through to human clinical testing, and to seek partnership or licensing arrangements for achieving regulatory approval and commercialization. We also leverage third party resources through collaborations and partnerships for preclinical and clinical testing with multiple government, academic and corporate entities.

We have not generated any revenues from the sale of the products we are developing, and we do not expect to generate any such revenues for at least the next several years. Our product candidates will require significant additional research and development efforts, including extensive preclinical and clinical testing. All product candidates that we advance to clinical testing will require regulatory approval prior to commercial use and will require significant costs for commercialization. We may not be successful in our research and development efforts, and we may never generate sufficient product revenue to be profitable.

Results of Operations

Our operating results typically fluctuate due to the timing of activities and related costs associated with our research and development activities and our general and administrative costs, as described below. The following tables summarize our results of operations for the years ended December 31, 2020 and 2019 and the nine-month periods ended September 30, 2021 and 2020:

	Year Ended December 31,
	2020	2019	Change
Grant and collaboration revenue	$1,823,658	$1,175,896	$647,762
Operating expenses:
Research and development	2,444,459	1,910,715	533,744
General and administrative	2,196,014	1,637,674	558,340
Total operating expenses	4,640,473	3,548,389	1,092,084
Loss from operations	(2,816,815)	(2,372,493)	(444,322)
Total other income (expense)	(141,253)	1,864	(143,117)
Net loss	$(2,958,068)	$(2,370,629)	$(587,439)

	Nine Months Ended September 30,
	2021	2020	Change
Grant and collaboration revenue	$220,539	$1,572,037	$(1,351,498)
Operating expenses:
Research and development	2,659,980	1,687,113	972,867
General and administrative	2,562,641	1,364,650	1,197,991
Total operating expenses	5,222,621	3,051,763	2,170,858
Loss from operations	(5,002,082)	(1,479,726)	(3,522,356)
Total other income (expense)	174,768	(141,820)	316,588
Net loss	$(4,827,314)	$(1,621,546)	$(3,205,768)

Grant and Collaboration Revenues

Our grant revenues relate to grants and contracts from agencies of the U.S. government in support of our vaccine development activities. During the years ended December 31, 2020 and 2019, we also recorded revenues associated with several research collaborations with third parties. Detail concerning our grant and collaboration revenues during the years ended December 31, 2020 and 2019, the nine-month periods ended September 30, 2021 and 2020, and the remaining funds available for use as of September 30, 2021 is presented in the table below.

	Revenues Recorded During the Periods:				Unused Funds
	Year Ended December 31,		Nine Months Ended September 30,		Available at September 30,
	2020	2019	2021	2020	2021
Lassa Fever – U.S. Army Grant	$1,438,465	$674,179	$-	$1,186,844	$165,500
Covid-19 – NIH SBIR Grant	-	147,042	220,539	-	79,388
Zika – NIH SBIR Grant	-	162,461	-	-	-
Collaboration Revenues	385,193	192,214	-	385,193	-
Total	$1,823,658	$1,175,896	$220,539	$1,572,037	$244,888

Grant and collaboration revenues increased by $647,762 (55%) for the year ended December 31, 2020 compared to the year ended December 31, 2019, and decreased by $1,351,498 (86%) for the nine-month period ended September 30, 2021 compared to the nine-month period ended September 30, 2020, attributable to the differing mix of active grants and collaborations as shown in the table above, as well as the timing of expenditures related to such grants and collaborations.

Research and Development Expenses

Our research and development expenses can fluctuate considerably on a period-to-period basis, depending on the timing of expenditures related to our government grants and other research projects, and other factors. We do not disclose our research and development expenses by project, since our employees’ time is spread across multiple programs and our laboratory facility is used for multiple vaccine candidates. We track the direct cost of research and development expenses related to government grant revenue by the percentage of assigned employees’ time spent on each grant and other direct costs associated with each grant. Indirect costs associated with grants are not tracked separately but are applied based on a contracted overhead rate negotiated with the NIH. Therefore, the recorded revenues associated with government grants approximate the costs incurred.

For the nine-month period ended September 30, 2021, research and development expenses increased by $972,867 (58%) versus the 2020 period. Of this increase, $459,825 relates to upfront license fees (inclusive of $209,825 of stock-based expense) associated with our in-license of Gedeptin in September 2021. Research and development expense for the nine-month period ended September 30, 2021 includes stock-based compensation expense of $64,404 associated with employee stock options; no stock-based compensation expense was allocated to research and development expense for the comparable period in 2020 (see discussion under “Stock-Based Compensation Expense” below). The remaining increase of $448,638 for the nine-month period ended September 30, 2021 relates primarily due to expenditures related to our COVID-19 vaccine program, manufacturing process development, and a generally higher level of activity, offset in part by lower external expenditures related to our government grants.

Our research and development expenses were $2,444,459 and $1,910,715 for the years ended December 31, 2020 and 2019, respectively. Research and development expense for these periods includes stock-based compensation expense of $7,156 and $43,801 for 2020 and 2019, respectively (see discussion under “Stock-Based Compensation Expense” below). Research and development expenses increased by $533,744, or 28% from 2019 to 2020. The fluctuation is primarily due to the timing of expenditures related to our government grants. Our research and development costs do not include costs incurred by the HVTN in conducting clinical trials of our preventive HIV vaccines; those costs are funded directly to the HVTN by NIAID.

General and Administrative Expenses

For the nine-month period ended September 30, 2021, general and administrative expenses increased by $1,197,991 (88%). General and administrative expense for the nine-month period ended September 30, 2021 included stock-based compensation expense of $184,899 as compared to $24,000 for the comparable period of 2020 (see discussion under “Stock-Based Compensation Expense” below). A significant portion of the increase during each period is attributable to higher Delaware franchise taxes, with the remainder primarily due to higher legal, accounting and patent costs; insurance costs; consulting fees; Nasdaq listing fees; investor relations costs; and personnel costs.

Our general and administrative expenses were $2,196,014 and $1,637,674 for the years ended December 31, 2020 and 2019, respectively. General and administrative costs include officers’ salaries, legal and accounting costs, patent costs, and other general corporate expenses. General and administrative expense includes stock-based compensation expense of $57,307 and $283,699 for 2020 and 2019, respectively (see discussion under “Stock-Based Compensation Expense” below). Excluding stock-based compensation expense, general and administrative expenses were $2,138,707 and $1,353,975 for 2020 and 2019, respectively, representing an increase of $784,732 or 58%. The increase from 2019 to 2020 is primarily related to higher legal fees, patent costs, investor relations consulting, and personnel costs. We expect that our general and administrative costs will increase in the future in support of expanded research and development activities and other general corporate activities.

Stock-Based Compensation Expense

The table below shows the components of stock-based compensation expense for the years ended December 31, 2020 and 2019 and nine-month periods ended September 30, 2021 and 2020. In general, stock-based compensation expense is allocated to research and development expense or general and administrative expense according to the classification of cash compensation paid to the employee, consultant or director to whom the stock compensation was granted.

	Year Ended December 31,		Nine Months Ended September 30,
	2020	2019	2021	2020
Stock option expense	$18,730	$104,420	$168,570	$-
Stock issued for consulting services	45,733	223,080	80,733	24,000
Total stock-based compensation expense	$64,463	$327,500	$249,303	$24,000

As a result of the reverse stock splits enacted in April 2019 and in January 2020, we made adjustments and retroactive restatements to all of our outstanding stock options such that the balances in January 2020 were negligible. We therefore recorded no stock-based compensation expense related to our stock option plan for the majority of 2020. We re-initiated employee stock option grants in December 2020.

Other Income (Expense)

Interest income for the nine-month period ended September 30, 2021 was $3,998 as compared to $902 for the comparable period of 2020. Interest income was $2,271 and $6,359 for the years ended December 31, 2020 and 2019, respectively. The variance between periods is primarily attributable to cash available for investment and interest rate fluctuations.

Interest expense for the nine-month period ended September 30, 2021 was $1,286 as compared to $142,772 for the comparable period of 2020. Interest expense for the 2021 period relates to the GRA Note (as defined below) and PPP Loan (as defined below), and for the 2020 period relates to the GRA Note, PPP Loan, financing costs associated with insurance premiums, and Convertible Debentures (as defined below) which were retired during 2020.

Interest expense was $143,524 and $4,495 for the years ended December 31, 2020 and 2019, respectively. Interest expense relates to the Convertible Debentures, GRA Note, PPP Loan, and financing costs associated with insurance premiums. For 2020, interest expense included $14,667 of accrued interest payable and $124,185 of amortized debt discount related to the Convertible Debentures. Subsequent to the full conversion of the Convertible Debentures into our equity securities on September 29, 2020, there will be no more interest expense associated with the Convertible Debentures, and we expect other interest expense will be minimal.

During the nine-month period ended September 30, 2021, we recorded a $172,056 gain on debt extinguishment associated with the forgiveness of the PPP Loan principal and accrued interest.

Liquidity and Capital Resources

From inception through September 30, 2021, we have accumulated net losses of approximately $50.6 million and we expect to incur operating losses and generate negative cash flows from operations for the foreseeable future. We have funded our operations to date primarily from sales of our equity securities and from government grants and clinical trial assistance.

The following tables summarize our liquidity and capital resources as of September 30, 2021 and December 31, 2020 and 2019, and our cash flows for the years ended December 31, 2020 and 2019 nine-month periods ended September 30, 2021 and 2020:

Liquidity and Capital Resources	September 30, 2021	December 31, 2020	December 31, 2019
Cash and cash equivalents	$18,107,019	$9,883,796	$283,341
Working Capital	17,824,187	9,424,839	(1,568,929)

	Year Ended December 31,
Cash Flow Data	2020	2019
Net cash provided by (used in):
Operating activities	$(2,750,570)	$(1,398,497)
Investing activities	(156,791)	(7,606)
Financing activities	12,507,816	1,429,743
Net increase in cash and cash equivalents	$9,600,455	$23,640

	Nine Months Ended September 30,
Cash Flow Data	2021	2020
Net cash provided by (used in):
Operating activities	$(4,513,271)	$(1,208,619)
Investing activities	(47,718)	(2,470)
Financing activities	12,784,212	12,508,342
Net increase in cash and cash equivalents	$8,223,223	$11,297,253

Operating Activities – Net cash used in operating activities of $4,513,271 for the nine months ended September 30, 2021, was primarily due to our net loss of $4,827,314, offset by non-cash items such as depreciation expense, stock-based compensation expense and the gain recognized on extinguishment of our PPP loan, and by changes in our working capital accounts. Net cash used in operating activities of $1,208,619 for the nine months ended September 30, 2020, was primarily due to our net loss of $1,621,546, offset by non-cash charges such as depreciation and stock-based compensation expense, and by changes in our working capital accounts.

Net cash used in operating activities was $2,750,570 and $1,398,497 for the years ended December 31, 2020 and 2019, respectively. Generally, the variances between periods are due to fluctuations in our net losses, offset by non-cash charges such as depreciation and stock-based compensation expense, and by net changes in our assets and liabilities. Our net losses generally fluctuate based on expenditures for our research activities, partially offset by government grant revenues. See “Results of Operations–Grant and Collaboration Revenues” above for additional details concerning our government grants.

Investing Activities – Net cash used in investing activities was $47,718 and $2,470 for the nine-month periods ended September 30, 2021 and 2020, respectively, and relates to purchases of property and equipment.

Net cash used in investing activities was $156,791 and $7,606 for the years ended December 31, 2020 and 2019, respectively, and consisted predominantly of capital expenditures for laboratory equipment.

Financing Activities – Net cash provided by financing activities was $12,784,212 for the nine-month period ended September 30, 2021, consisting primarily of (i) net proceeds of $9,408,920 from a public offering of our common stock, (ii) $3,404,156 of net proceeds from the exercise of warrants, (iii) $1,000 expended for the repurchase of outstanding convertible preferred stock, and (iv) $27,864 in principal repayments toward a note payable to the Georgia Research Alliance, Inc. (the “GRA Note”); the GRA Note has now been fully repaid. Additionally, during May 2021, our PPP Loan of $170,200, together with $1,856 of accrued interest, was forgiven by the lender and extinguished.

Net cash provided by financing activities was $12,508,342 for the nine-month period ended September 30, 2020, consisting of (i) net proceeds of $11,158,496 from a public offering of our common stock and warrants, (ii) net proceeds of $300,000 from the sale of our convertible preferred stock, (iii) $170,200 of PPP Loan proceeds, (iv) $888,500 of net proceeds from issuance of a note payable, and (v) $8,854 in principal repayments toward the GRA Note.

Net cash provided by financing activities was $12,507,816 and $1,429,743 for the years ended December 31, 2020 and 2019, respectively. Net cash provided by financing activities during 2020 relates to (i) the sale in January 2020 of shares of our Series J Preferred Stock for net proceeds of $300,000, (ii) $170,200 of PPP Loan proceeds received in April 2020, (iii) $888,500 of net proceeds received in June 2020 from our issuance of Convertible Debentures, (iv) net proceeds of approximately $11.2 million received in September 2020 from the public offering of our equity securities, (v) $2,500 of net proceeds from the exercise of warrants and (vi) $11,880 in principal repayments toward the GRA Note. Net cash provided by financing activities during 2019 relates to the sale of shares of our Series G and Series I convertible preferred stock for aggregate net proceeds of $1,440,000 and $10,257 in principal repayments toward the GRA Note.

PPP Loan. On April 17, 2020, we received a $170,200 bank loan backed by the United States Small Business Administration pursuant to the Paycheck Protection Program (PPP) provisions of the CARES Act (the “PPP Loan”). The loan bears an annual interest rate of one percent and is due April 17, 2022. In October 2020, we applied to the lender to have the loan forgiven, based upon our submission of qualifying information regarding eligible expenses; during May 2021, our PPP Loan of $170,200, together with $1,856 of accrued interest, was forgiven by the lender and extinguished.

Issuance of Convertible Debenture and Subsequent Conversion to Equity. On June 26, 2020, we entered into a securities purchase agreement with two institutional investors, pursuant to which we received gross proceeds of $1,050,000 in exchange for the issuance of: (i) 5% Original Issue Discount Senior Secured Convertible Debentures (the “Convertible Debentures”) in the aggregate principal amount of $1,200,000; and (ii) five-year warrants (the “June 2020 Warrants”) to purchase an aggregate of 120,000 shares of our common stock at an initial exercise price of $10.00 per share. Net proceeds after deducting the original issue discount, finder’s fee and other debt issuance costs were $888,500.

The Convertible Debentures were mandatorily convertible upon our consummation of a public offering of common stock with gross proceeds of $6,000,000 or more, and which resulted in the listing of our common stock on a national securities exchange (a “Qualified Offering”). The conversion price upon the occurrence of a Qualified Offering was equal to the lower of (i) $10.00 per share or (ii) 80% of the offering price. The conversion provisions of the Convertible Debentures were subject to a “conversion blocker” such that each of the purchasers could not convert the Convertible Debentures to the extent that the conversion would result in the purchaser and its affiliates holding more than 4.99% of our outstanding common stock.

Upon our consummation of the public offering discussed below, the $1,200,000 maturity value of the Convertible Debentures and $14,667 of accrued interest were automatically converted at $4.00, the Qualified Offering discounted price, resulting in the issuance of 303,668 conversion units. Of the 303,668 conversion units: (a) 177,626 consisted of one share of common stock and a warrant to purchase one share of common stock (a “Conversion Warrant”), and (b) 126,042 consisted of one pre-funded warrant to purchase one share of common stock and a Conversion Warrant. The pre-funded warrants provided the holder the right to purchase one share of Common Stock at an exercise price of $0.01 per share and were exercised in full in January 2021. The Conversion Warrants provide the holder the right to purchase one share of common stock, are immediately exercisable at an exercise price of $5.00 per share and expire five years after the issuance date. As a result of the public offering in September 2020, the exercise price of the June 2020 Warrants was reduced to $5.00.

Public Offerings – On September 29, 2020, we closed an underwritten public offering of an aggregate of 2,560,000 units of our equity securities (the “Units”), with gross proceeds to us of approximately $12.8 million (the “September Offering”). Net proceeds after deducting underwriting discounts and commissions and other offering expenses were approximately $11.2 million.

Of the 2,560,000 Units sold in the September Offering: (a) 2,310,000 Units consisting of one share of our common stock, and a Warrant to purchase one share of common stock (each, a “Unit Warrant”); and (b) 250,000 Units consisting of a pre-funded warrant to purchase one share of common stock and a Unit Warrant. The pre-funded warrants provided the holder the right to purchase one share of common stock at an exercise price of $0.01 per share and were exercised in full during October 2020. The Unit Warrants provide the holder the right to purchase one share of common stock, are immediately exercisable at an exercise price of $5.00 per share and expire five years after the issuance date. The public offering price was $5.00 per Unit ($4.99 for each Unit including a pre-funded warrant).

On February 11, 2021, we closed an underwritten bought deal public offering of 1,644,000 shares of our common stock, including 204,000 shares sold pursuant to the full exercise of the underwriter’s option to purchase additional shares, at a price to the public of $6.25 per share. Net proceeds after deducting underwriting discounts and commissions and other offering expenses were approximately $9.4 million

Conversion of Deferred Compensation to Equity – From 2016 through August 2020, to help conserve the Company’s cash resources, our executive officers and non-employee directors agreed to defer receipt of all or a portion (at varying levels) of their respective cash compensation. On September 29, 2020, upon our consummation of the public offering, $1,500,000 of the accumulated deferrals were converted at the $5.00 offering price, resulting in the issuance of 300,001 units substantially similar to the units sold in the public offering, with each unit consisting of one share of our common stock and one warrant substantially similar to a Unit Warrant (a “Management Warrant”). The Company also paid the executive officers and non-employee directors $525,198 of the deferred compensation in cash.

Funding Requirements and Sources of Capital

Our primary uses of capital are for salaries and related expenses for personnel, manufacturing costs for preclinical and clinical materials, third-party research services, laboratory and related supplies, legal and other regulatory expenses, and general overhead costs. We expect these costs will continue to be the primary operating capital requirements for the near future.

We believe our existing cash and cash equivalents will be sufficient to meet our anticipated cash requirements into early 2023. However, our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties and is based on assumptions that may prove to be wrong; actual results could vary materially. We may need to obtain additional funds sooner than planned or in greater amounts than we currently anticipate. The actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors include the progress of our research activities; the number and scope of our research programs; the progress and success of our pre-clinical and clinical development activities; the progress of the development efforts of parties with whom we have entered into research and development agreements; the costs of manufacturing our product candidates, and the progress of efforts with parties with whom we may enter into commercial manufacturing agreements; our ability to maintain current research and development programs and to establish new research and development and licensing arrangements; the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements; the impact of any natural disasters or public health crises, such as the COVID-19 pandemic; the costs associated with any products or technologies that we may in-license or acquire; and the costs and timing of regulatory approvals.

We will need to continue to raise additional capital to support our future operating activities, including progression of our development programs, preparation for commercialization, and other operating costs. Financing strategies we may pursue include, but are not limited to, the public or private sale of equity, debt financings or funds from other capital sources, such as government funding, collaborations, strategic alliances or licensing arrangements with third parties. There can be no assurances additional capital will be available to secure additional financing, or if available, that it will be sufficient to meet our needs on favorable terms. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development of one or more of our product candidates.

We expect our research and development costs to increase as we continue development of our various programs and as we move toward later stages of development, especially with regard to clinical trials. Our expenditures during 2022 and beyond will increase significantly as a result of the license fees and development costs we assumed related to the Gedeptin and COH04S1 clinical programs. We do not provide forward-looking estimates of costs and time to complete our research programs due to the many uncertainties associated with biotechnology research and development. Due to these uncertainties, our future expenditures are likely to be highly volatile in future periods depending on the outcomes of the trials and studies. As we obtain data from pre-clinical studies and clinical trials, we may elect to discontinue or delay certain development programs to focus our resources on more promising product candidates. Completion of preclinical studies and human clinical trials may take several years or more, but the length of time can vary substantially depending upon several factors. The duration and the cost of future clinical trials may vary significantly over the life of the project because of differences arising during development of the human clinical trial protocols, including the length of time required to enroll suitable patient subjects, the number of patients that ultimately participate in the clinical trial, the duration of patient follow-up, and the number of clinical sites included in the clinical trials.

We expect, for the remainder of 2021, our general and administrative expenses to remain reasonably consistent with that of the third quarter of 2021. We expect that our general and administrative costs will increase during 2022 in support of expanded research and development activities and other general corporate activities.

Grant Funding – We have ongoing government support for our COVID-19 vaccine program through a Small Business Innovative Research (SBIR) grant from NIAID and for our Lassa Fever vaccine program via a grant from the U.S. Department of Defense. As of September 30, 2021, there is $244,888 in approved grant funds remaining and available for use through mid-2022. Additionally, our Sudan ebolavirus and Marburg virus vaccine candidates are being developed in collaboration with researchers at the University of Texas Medical Branch (UTMB) and Battelle Memorial Institute utilizing the suite of preclinical services from NIAID. We are currently seeking sources of capital through additional government and quasi-government grant programs and clinical trial support, although there can be no assurance any such funds will be obtained.

Clinical Trial Support – NIAID has funded the costs of conducting all of our human clinical trials (Phase 1 and Phase 2a) to date for our preventive HIV vaccines, with GeoVax incurring certain costs associated with manufacturing the clinical vaccine supplies and other study support. We expect that NIAID will also fund the cost of the planned Phase 1 trial (HVTN 132) to further evaluate the safety and immunogenicity of adding “protein boost” components to our vaccine, GOVX-B11. The start of HVTN 132 has been delayed due to COVID-19, and we await further information from NIAID and HVTN on when the trial may commence. Additionally, we are party to a collaboration with a consortium led by researchers at the University of California, San Francisco (UCSF), using our vaccine as part of a combinational therapy to induce remission in HIV-positive individuals; this program is currently undergoing clinical trials. Similar to HVTN 132, this trial has been affected by the pandemic, so we await further information regarding the status of patient enrollment and trial results. Our prior collaboration with American Gene Technologies International, Inc. (AGT) was recently discontinued due to AGT’s remodeling of their clinical trial plans. Gedeptin is in a Phase 1/2 trial, being conducted at Stanford University in collaboration with Emory University; the initial stage of the study (10 patients) is being funded by the FDA pursuant to its Orphan Products Clinical Trials Grants Program.

Equity Funding – During February 2021, we closed an underwritten public offering of our common stock for net proceeds of $9,408,920. During January, February and August 2021, certain of our outstanding stock purchase warrants were exercised, resulting in net proceeds to us of $3,404,156. As of September 30, 2021, there are 2,816,631 stock purchase warrants outstanding, including 1,819,966 publicly-traded warrants (Nasdaq: GOVXW) exercisable for cash at $5.00 per share and expiring on September 29, 2025. Should these warrants be exercised in full, we would receive approximately $9.1 million in gross proceeds.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that are likely or reasonably likely to have a material effect on our financial condition or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is limited primarily to interest income sensitivity, which is affected by changes in the general level of United States interest rates, particularly because a significant portion of our investments are in institutional money market funds. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income received without significantly increasing risk. Due to the nature of our short-term investments, we believe that we are not subject to any material market risk exposure. We do not have any derivative financial instruments or foreign currency instruments.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates its estimates and adjusts them as necessary. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Our significant accounting policies are summarized in Note 2 to our consolidated financial statements for the year ended December 31, 2020. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

We recognize revenue in accordance with FASB Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which created a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Grant revenue – We receive payments from government entities under non-refundable grants in support of our vaccine development programs. We record revenue associated with these grants when the reimbursable costs are incurred and we have complied with all conditions necessary to receive the grant funds.

Research collaborations – From time to time, we may enter into collaborative research and development agreements for specific vaccine development approaches and/or disease indications whereby we receive third-party funding for preclinical research under certain of these arrangements. Each agreement is evaluated in accordance with the process defined by ASU 2014-09 and revenue is recognized accordingly.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date. Stock-based compensation cost for awards of common stock is estimated based on the price of the underlying common stock on the date of issuance. Stock-based compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair value as calculated by using the Black-Scholes option pricing model. We recognize stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award. See Note 8 to our consolidated financial statements for the year ended December 31, 2020 for additional stock-based compensation information.

MANAGEMENT

The following table sets forth certain information with respect to our directors and executive officers as of the date hereof:

Name	Age	Current Position
David A. Dodd	72	Chairman of the Board of Directors, President and Chief Executive Officer
Mark W. Reynolds, CPA	60	Chief Financial Officer and Corporate Secretary
Mark J. Newman, Ph.D.	66	Chief Scientific Officer
Kelly T. McKee, M.D.	71	Chief Medical Officer
Robert T. McNally Ph.D.(1)(2)	73	Director
Randal D. Chase, Ph.D. (1)(2)(3)	72	Independent Director
Dean G. Kollintzas (2)(3)	48	Independent Director
John N. Spencer, Jr. (1)(3)	81	Independent Director

(1)	Member of the Compensation Committee of the Board of Directors.
(2)	Member of the Nominating and Governance Committee of the Board of Directors.
(3)	Member of the Audit Committee of the Board of Directors.

David A. Dodd. Mr. Dodd joined the Board of Directors in March 2010, becoming Chairman of our Board of Directors on January 1, 2011. Effective September 5, 2018, Mr. Dodd became our President and Chief Executive Officer, following Dr. McNally’s retirement. His executive management experience in the pharmaceutical and biotechnology industries spans more than 40 years. From September 2017 to April 2018, he served as Chief Executive Officer, and as a member of the Board of Directors of Medizone International, Inc. (“Medizone”), a developer and manufacturer of disinfectant systems. On April 20, 2018, Medizone announced that certain of its creditors had commenced an involuntary bankruptcy proceeding under Chapter 11 of the United States Bankruptcy Code against Medizone. The creditors included Medizone’s former Chairman and Chief Executive Officer and its former Director of Operations. From April 2013 to July 2017, Mr. Dodd served as President and Chief Executive Officer, and as a member of the Board of Directors, of Aeterna Zentaris Inc., a drug development company. He was Chairman of the Board of Directors of Aeterna Zentaris, Inc. from May 2014 to May 2016, and continued to serve as a member of its Board of Directors until May 2018. From December 2007 to June 2009, Mr. Dodd was President, Chief Executive officer and Chairman of BioReliance Corporation, a leading provider of biological safety and related testing services. From October 2006 to April 2009, he served as non-executive Chairman of Stem Cell Sciences Plc., where he oversaw the development and implementation of a strategic growth plan, implementation of an experienced executive team, and the sale of the company to Stem Cells, Inc. in April 2009. Before that, Mr. Dodd served as President, Chief Executive Officer and Director of Serologicals Corporation before it was sold to Millipore Corporation in July 2006 for $1.5 billion. For five years prior to his employment by Serologicals Corporation, Mr. Dodd served as President and Chief Executive Officer of Solvay Pharmaceuticals, Inc. and Chairman of its subsidiary Unimed Pharmaceuticals, Inc. He is also the Chief Executive Officer of RiversEdge BioVentures, an investment and advisory firm focused on the life sciences and pharmaceuticals industries, which he founded in 2009. The Board of Directors has concluded that Mr. Dodd should serve on the Board of Directors due to his experience in the pharmaceutical industry and his involvement as an officer and director of the Company, as well as his background in general management, business transformation, corporate partnering, and mergers and acquisitions.

Mark W. Reynolds, CPA. Mr. Reynolds joined the Company in October 2006 as Chief Financial Officer and Corporate Secretary. From 2004 to 2008, Mr. Reynolds served as Chief Financial Officer for HealthWatchSystems, Inc. a privately-held company in the consumer healthcare industry. From 2004 to 2006, he served as Chief Financial Officer for Duska Therapeutics, Inc., a publicly-held biotechnology company. From 1988 to 2002, Mr. Reynolds worked for CytRx Corporation, a publicly-held biopharmaceutical company, where he first served as Controller and then as Chief Financial Officer. Mr. Reynolds began his career as an auditor with Arthur Andersen & Co. from 1985 to 1988. He is a certified public accountant and earned a Master of Accountancy degree from the University of Georgia.

Mark J. Newman, Ph.D. Dr. Newman became employed as our Chief Scientific Officer on August 25, 2020. Dr. Newman, who previously served the Company as vice president of research and development from 2010 to 2013, works for the Company on a half-time basis. The other portion of his working time is devoted primarily to his work at NewMark Diagnostics LLC, a diagnostics development company, which he founded in 2016. Prior, he served senior management positions at PaxVax, Pharmexa A/S, Epimmune, Vaxcel, Apollon, and Cambridge Biotech. During his 30-year career he shepherded the development of experimental vaccine and adjuvant products through preclinical research and into Phase 1 & 2 clinical testing. He is widely published in peer review publications and holds 10 U.S. patents. He holds a dual B.Sc/M.Sc. degree in Agriculture and Pre-Veterinary Medicine from the Ohio State University and earned his Ph.D. in Immunology at the John Curtin School for Medical Research, The Australian National University, Canberra.

Kelly T. McKee, M.D. Dr. McKee was appointed as our Chief Medical Officer effective January 6, 2022 and serves in that role on a part-time basis pursuant to a consulting agreement. Dr. McKee has over 30 years of experience in research and development, with specific expertise in vaccines, emerging diseases, biodefense, and respiratory viral infections. His progressive clinical research experience began in 1981 at Fort Detrick, Frederick, MD., United States, where he held a variety of leadership positions in virology, immunology, preventive medicine, and clinical research and development with the U.S. Army, retiring as a Colonel in 2001. Dr. McKee subsequently served as State Epidemiologist in North Carolina, and as Senior Director of Clinical Research at DynPort Vaccine Company. He then held multiple leadership roles, including Vice President and Managing Director of Public Health and Government Services, and Vice President for Vaccines and Public Health in the Infectious Diseases and Vaccines Center of Excellence, at Quintiles/QuintilesIMS (now IQVIA) for more than 10 years. Since 2017 he has provided contract clinical development and medical advisory services to biopharmaceutical industry in infectious diseases and related areas. Dr. McKee earned an M.D. from the University of Virginia School of Medicine, and a Master of Public Health degree from Johns Hopkins University School of Hygiene and Public Health in Baltimore, MD. Over the course of a successful military and private-sector career, he has also earned multiple board and advisory appointments, certifications, grants, civilian honors, and inductions and fellowships to some of the world’s most prestigious medical associations. He has authored or co-authored more than 100 peer-reviewed publications and book chapters.

Robert T. McNally, Ph.D. Dr. McNally joined the Board of Directors in December 2006 and was appointed as our President and Chief Executive Officer effective April 1, 2008, a position he held until his retirement in September 2018. From 2000 to March 2008, Dr. McNally served as Chief Executive Officer of Cell Dynamics LLC, a cGMP laboratory services company. Previously, Dr. McNally was a co-founder and Senior Vice President of Clinical Research for CryoLife, Inc., a pioneering company in transplantable human tissues. He has over 35 years of experience in academic and corporate clinical investigations, management, research, business, quality and regulatory affairs. Dr. McNally is a Fellow of the American Institute for Medical and Biological Engineering, served on the advisory boards of the Petit Institute for Bioengineering and Dupree College of Management at the Georgia Institute of Technology, and is a former Chairman of Georgia Bio, a state trade association. Dr. McNally graduated with a Ph.D. in biomedical engineering from the University of Pennsylvania. The Board of Directors has concluded that Dr. McNally should serve on its Board of Directors by virtue of his prior business and scientific experience, including his experience as Chief Executive Officer of Cell Dynamics, LLC and as Senior Vice President of Clinical Research for CryoLife, Inc., and due to his involvement with the Company as its former President and Chief Executive Officer.

Randal D. Chase, Ph.D. Dr. Chase joined the Board of Directors in March 2015. Dr. Chase is an experienced pharmaceutical and biotechnology executive who currently serves as a business advisor and consultant to companies in the life science sector. He also serves as a director for Mirexus Biotechnologies, Inc., a biomaterials company, and as Chairman of the Board for Glysantis, Inc. a biotechnology company. From February 2017 to April 2018, Dr. Chase was President and Chief Executive Officer of Advanced Proteome Therapeutics Corporation, a publicly-held biopharmaceutical company; he served as a member of that company’s board of directors from 2015 to April 2018. He served as Chairman of the Board for Medicago, Inc. until its sale to Mitsubishi Tanabe Pharma Corporation in 2013. From 2006 to 2011, he served as President and Chief Executive Officer of Immunovaccine, Inc., a clinical-stage biotechnology company developing vaccines against cancer and infectious diseases. Dr. Chase is also a former president of Shire Biologics, North American Vaccine, Pasteur Merieux Connaught, and Quadra Logic Technologies, Inc. His early career was at Bristol Myers and Glaxo Pharmaceuticals. Dr. Chase attended the Senior Executive Program of the London Business School in the United Kingdom, holds a Bachelor of Sciences degree in biochemistry from Bishop’s University and a Ph.D. in biochemistry from the University of British Columbia. Dr. Chase completed a post-doctoral fellowship at the McArdle Cancer Institute of the University of Wisconsin. The Board of Directors has concluded that Dr. Chase should serve on the Board of Directors due to his extensive leadership experience in the pharmaceutical industry, and the vaccine industry in particular.

Dean G. Kollintzas. Mr. Kollintzas joined the Board of Directors in September 2006. Since 2001 Mr. Kollintzas has been an intellectual property attorney specializing in biotechnology and pharmaceutical licensing, FDA regulation, and corporate/international transactions. He is a member of the Wisconsin and American Bar Associations. Since 2004, Mr. Kollintzas has been in private practice. In 2014, he founded Procare Clinical, LLC, a clinical trial management company headquartered in Naperville, IL. Mr. Kollintzas received a microbiology degree from the University of Illinois and a J.D. from the University of New Hampshire School of Law. The Board of Directors has concluded that Mr. Kollintzas should serve on the Board of Directors by virtue of his experience with intellectual property matters, biotechnology and pharmaceutical licensing, and FDA regulation.

John N. (Jack) Spencer, Jr., CPA. Mr. Spencer joined the Board of Directors in September 2006. Mr. Spencer is a certified public accountant and was a partner of Ernst & Young LLP where he spent more than 38 years until he retired in 2000. Mr. Spencer received a Bachelor of Science degree from Syracuse University, and he earned an M.B.A. degree from Babson College. He also attended the Harvard Business School Advanced Management Program. The Board of Directors has concluded that Mr. Spencer should serve on the Board of Directors by virtue of his experience at Ernst & Young LLP where he was the partner in charge of that firm’s life sciences practice for the southeastern United States, and his clients included a large number of publicly-owned and privately-held medical technology companies.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Director Independence

The Board of Directors has determined that Messrs. Chase, Kollintzas, and Spencer are the members of our Board of Directors who are “independent,” as that term is defined by Section 301(3)(B) of the Sarbanes-Oxley Act of 2002. The Board of Directors has also determined that these individuals meet the definition of “independent director” set forth in Rule 5605(a)(2) of the Nasdaq Listing Rules and that Mr. Spencer is the qualified “financial expert” on the Audit Committee. As independent directors, Messrs. Chase, Kollintzas and Spencer serve as the members of our Audit Committee, our Compensation Committee, and our Nominating and Governance Committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all compensation awarded or earned for employment services during 2021 and 2020 by (i) each person who served as our chief executive officer during 2021, and (ii) our two other most highly compensated executive officers (collectively referred to as the “Named Executive Officers”).

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards (1) ($)		All Other Compensation ($)		Total ($)
David A. Dodd	2021	$250,000	$125,000	$295,610	(3)	$6,500	(9)	$677,110
President and CEO	2020	250,000	162,500	305,760	(6)	8,483	(9)	726,743
Mark W. Reynolds	2021	234,392	94,000	138,334	(4)	11,600	(9)	478,326
Chief Financial Officer	2020	234,392	117,196	143,360	(7)	5,803	(9)	500,751
Mark J. Newman, PhD (2)	2021	125,000	50,000	73,759	(5)	-		248,759
Chief Scientific Officer	2020	41,667	18,750	39,200	(8)	-		99,617

(1)

Represents the grant date fair value of the stock options for financial statement reporting purposes. See footnotes 2 and 7 to our consolidated financial statements for the year ended December 31, 2021 for a discussion of the assumptions made and methods used for determining stock compensation values.

(2)	Dr. Newman became our Chief Scientific Officer effective August 25, 2020.
(3)	Represents the grant date fair value for stock options granted on December 7, 2021 for 103,000 shares with an exercise price of $3.82 per share, vesting over a three-year period.
(4)	Represents the grant date fair value for stock options granted on December 7, 2021 for 48,200 shares with an exercise price of $3.82 per share, vesting over a three-year period
(5)	Represents the grant date fair value for stock options granted on December 7, 2021 for 25,700 shares with an exercise price of $3.82 per share, vesting over a three-year period.
(6)	Represents the grant date fair value for stock options granted on December 2, 2020 for 273,000 shares with an exercise price of $2.79 per share, vesting over a three-year period.
(7)	Represents the grant date fair value for stock options granted on December 2, 2020 for 128,000 shares with an exercise price of $2.79 per share, vesting over a three-year period.
(8)	Represents the grant date fair value for stock options granted on December 2, 2020 for 35,000 shares with an exercise price of $2.79 per share, vesting over a three-year period.
(9)	Represents employer matching contributions to the Company’s 401(k) retirement plan.

Employment Agreements

David A. Dodd. Mr. Dodd serves as our President and Chief Executive Officer under an employment agreement dated September 1, 2018. The employment agreement has no specified term. The employment agreement provides for an initial annual salary of $250,000 to Mr. Dodd, subject to periodic increases as determined by the Board. Mr. Dodd is also eligible for an annual bonus, as determined by the Board. Mr. Dodd is eligible for annual grants of additional awards from our equity incentives plans as determined by the Board. Mr. Dodd also is eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees.

Our employment agreement with Mr. Dodd provides that we will pay severance compensation to Mr. Dodd in the event his employment is terminated by the Company without cause or by Mr. Dodd with good reason (as defined in the agreement). If we terminate Mr. Dodd’s employment not for cause or he resigns for good reason, then we would pay (a) an amount in cash equal to three times his then base salary and target annual bonus and (b) all stock option grants held by Mr. Dodd will be fully vested. The agreement also addresses his compensation upon termination if there is a change in control (as defined). If we terminate Mr. Dodd’s employment not for cause or he resigns for good reason at any time during the three month period which immediately precedes a change in control (as defined) or during the one year period following a change in control, then we would also pay Mr. Dodd an amount in cash equal to (x) three times the cost to provide 401(k) or other deferred compensation or health and welfare benefits to him, and (y) a tax gross-up payment (if an excise tax is imposed by § 4999 of the Internal Revenue Code or any related interest or penalties are incurred by him).

Mark W. Reynolds. Mr. Reynolds serves as our Chief Financial Officer under an employment agreement dated January 1, 2010 and amended on October 22, 2013. The employment agreement has no specified term. The employment agreement, as amended, provides for an initial annual salary of $212,600 to Mr. Reynolds, subject to periodic increases as determined by the Compensation Committee. The Board of Directors may also approve the payment of a discretionary bonus annually. Mr. Reynolds is eligible for annual grants of additional awards from our equity incentives plans as determined by the Board. Mr. Reynolds is eligible for health insurance and 401(k) benefits at the same level and subject to the same conditions as provided to all other employees.

Our employment agreement with Mr. Reynolds provides that, if we terminate his employment without cause, we will pay a severance payment in the form of monthly payments of base salary for a period equal to one week for each full year of service. Additionally if we terminate Mr. Reynolds’ employment at any time during the three month period which immediately precedes a change in control (as defined in the amended employment agreement) or during the one year period following a change in control, then we would pay an amount in cash equal to (a) two times his then base salary and target annual bonus, (b) two times the cost to provide 401(k) or other deferred compensation or health and welfare benefits to him, (c) full, complete vesting of all stock options, restricted stock grants or other equity or equity-type grants, and (d) a tax gross-up payment (if an excise tax is imposed by §4999 of the Internal Revenue Code or any related interest or penalties are incurred by him). The change of control provision also provides for full and complete vesting of all stock option grants held by him.

Mark J. Newman, PhD. Dr. Newman serves as our Chief Scientific Officer under an employment agreement dated August 25, 2020. The employment agreement has no specified term. The employment agreement provides for an initial annual salary of $250,000 on a full-time annualized basis, or $125,000 per year on a 50% prorated basis to Dr. Newman, subject to periodic increases as determined by the Compensation Committee. The Board of Directors may also approve the payment of a discretionary bonus annually. Dr. Newman is eligible for grants of awards from our equity incentive plans at the same level and subject to the same conditions as provided to all other employees. Dr. Newman is not eligible for health insurance and 401(k) benefits due to his part-time employment status. Our employment agreement with Dr. Newman provides that, if we terminate his employment without cause, we will pay a severance payment in the form of monthly payments of base salary for a period equal to one week for each full year of service.

Outstanding Equity Awards

GeoVax has awarded stock options to its senior management and other employees, pursuant to the GeoVax Labs, Inc. 2020 Stock Incentive Plan (the “2020 Plan”). The 2020 Plan was adopted by the Board on June 19, 2020 to provide equity-based and/or incentive awards to selected employees, directors, and independent contractors of the Company or its affiliates. The terms of these awards typically provide for vesting over a defined period of time and the options expire if not exercised within ten years from the date of grant. The Company does not have a formula for determining stock option awards. Awards are generally based on the subjective judgment of the President and Chief Executive Officer and on the Compensation Committee’s subjective judgment. The following table sets forth certain information with respect to unexercised options previously awarded to our Named Executive Officers that were outstanding as of December 31, 2021. The table also includes warrants, if any, granted to our Named Executive Officers upon payment of deferred compensation.

Option Awards
	Number of Securities Underlying Unexercised Options
Name	(#) Exercisable		(#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
David Dodd	-		103,000	(1)	$3.82	12/7/31
	91,000		182,000	(2)	2.79	12/2/30
	81,870	(3)	-		5.00	9/29/25
Mark Reynolds	-		48,200	(1)	3.82	12/7/31
	42,666		85,334	(2)	2.79	12/2/30
	60,184	(3)	-		5.00	9/29/25
Mark Newman, PhD	-		25,700	(1)	3.82	1287/31
	11,666		23,334	(2)	2.79	12/2/30
(1)	The unexercisable portion of these stock options vest and become exercisable in equal installments on December 7, 2022, 2023 and 2024.
(2)	The unexercisable portion of these stock options vest and become exercisable in equal installments on December 2, 2022 and 2023.
(3)	Warrants granted as partial payment of deferred compensation occurring on September 29, 2020.

The 2020 Plan contains provisions that could lead to an accelerated vesting of options or other awards. In the event of certain change-in-control transactions described in the 2020 Plan, (i) outstanding options or other awards may be assumed, converted or replaced; (ii) the successor corporation may substitute equivalent options or other awards or provide substantially similar consideration to 2020 Plan participants as were provided to stockholders (after taking into account the existing provisions of the options or other awards); or (iii) the successor corporation may replace options or awards with substantially similar shares or other property. In the event the successor corporation (if any) refuses to assume or substitute options or other awards as described (i) the vesting of any or all options or awards granted pursuant to the 2020 Plan will accelerate upon the change-in-control transaction, and (ii) any or all options granted pursuant to the Plans will become exercisable in full prior to the consummation of the change-in-control transaction at such time and on such conditions as the Compensation Committee determines. If the options are not exercised prior to the consummation of the change-in-control transaction, they shall terminate at such time as determined by the Compensation Committee. Subject to any greater rights granted to 2020 Plan participants under the 2020 Plan, in the event of the occurrence of a change-in-control transaction any outstanding options or other awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets. If the Company had experienced a change-in-control event as described in the 2020 Plan on December 31, 2021, the value of accelerated options the Named Executive Officers, based on the difference between the closing price of our common stock on the Nasdaq Stock Market on December 31, 2021, and, if lower, the exercise price per share of each option for which vesting would be accelerated for each Named Executive Officer, would be an aggregate of $241,254.

Director Compensation

The following table sets forth information concerning the compensation earned for service on our Board of Directors during the fiscal year ending December 31, 2021 by each individual who served as a director at any time during the fiscal year.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (2)(3)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Randal D. Chase	41,650	71,750				113,400
David A. Dodd (1)	-	-	-	-	-	-
Dean G. Kollintzas	35,975	71,750	-	-	-	107,725
Robert T. McNally	27,000	71,750	-	-	-	98,750
John N. Spencer, Jr.	47,000	71,750	-	-	-	118,750

(1)

As discussed below under “Director Compensation Plan” directors who are employees of the Company receive no compensation for their service as directors. As President and CEO, Mr. Dodd therefore receives no compensation for his service as a director; his compensation for service as President and CEO is shown in the “Summary Compensation” table above.

(2)

Represents the grant date fair value of stock options granted on December 7, 2021 to each non-employee director for 25,000 shares with an exercise price of $3.82 per share, vesting over a one-year period.

(3)

The table below shows the aggregate numbers of warrants and option awards outstanding for each non-employee director as of December 31, 2021. The table includes warrants granted to our directors upon payment of deferred compensation occurring on September 29, 2020.

Name	Aggregate Option Awards Outstanding as of December 31, 2021 (#)
Randal D. Chase	66,613
Dean G. Kollintzas	61,987
Robert T. McNally	103,925
John N. Spencer, Jr.	71,024

Director Compensation Plan. In December 2020, the Board of Directors approved a recommendation from the Compensation Committee for director compensation, which we refer to as the “Director Compensation Plan.” The Director Compensation Plan applies only to non-employee directors. Directors who are employees of the Company receive no compensation for their service as directors or as members of committees.

Cash Fees – For 2021, each non-employee director earned an annual retainer (paid quarterly) of $10,000 ($30,000 for a non-employee Chairperson) for service as a member of the Board, $5,000 ($9,000 for the Chairperson) for service as a member of the Audit Committee. and $3,300 ($6,000 for the Chairperson) for service as a member of the Compensation Committee or the Nominating and Corporate Governance Committee. Non-employee directors also earned fees for each Board of Directors or Committee meeting attended as follows: $3,000 for in person Board of Directors meetings ($1,500 for telephonic meetings), $1,000 for in person Committee meeting chaired ($750 for telephonic meetings), and $500 for in person Committee meeting attended as a non-chair member ($400 for telephonic meetings).

In December 2021, the Board of Directors approved a recommendation from the Compensation Committee to amend the Director Compensation Plan, effective January 1, 2022, such that each non-employee director will receive an annual retainer (paid quarterly) of $25,000 ($50,000 for a non-employee Chairperson) for service as a member of the Board. In the absence of a non-employee Chairperson of the Board, a non-employee director designated as the Lead Director shall receive an annual cash retainer of $35,000. Each non-employee director will also receive an annual retainer of $7,500 ($15,000 for the Chairperson) for service as a member of the Audit Committee, $5,000 ($10,000 for the Chairperson) for service as a member of the Compensation Committee, and $5,000 ($7,500 for the Chairperson) for service as a member of the Nominating and Corporate Governance Committee. No additional fees will be paid for meetings attended.

Stock Option Grants –We currently do not have a formula for determining stock option grants to directors (upon their election to the Board of Directors, or otherwise). Such option grants are currently determined by the Board of Directors, upon recommendation by the Compensation Committee based on the Compensation Committee’s annual deliberations and review of the director compensation structure of similar companies. At its meeting in December 2021, upon a recommendation of the Compensation Committee, the Board of Directors approved an annual stock option grant of 25,000 shares to each of its non-employee members for ongoing service as members of the Board of Directors.

Expense Reimbursement – All directors are reimbursed for expenses incurred in connection with attending meetings of the Board of Directors and committees.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Other than compensation arrangements for our Named Executive Officers and directors, we describe below each transaction since January 1, 2021, to which we were a party or will be a party, in which the amount exceeds $120,000 and in which any “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) had or will have a direct or indirect material interest. Compensation arrangements for our named executive officers and directors are described above under “Executive Compensation.”

Series I Warrants

On February 25, 2019, we entered into a Securities Purchase Agreement with the Sabby Healthcare Master Fund, Ltd. and Sabby Volatility Warrant Master Fund, Ltd. (collectively, “Sabby”) providing for the issuance and sale to Sabby of an aggregate of up to 1,000 shares of our Series G Convertible Preferred Stock and related warrants (“Series I Warrants”) for gross proceeds of up to $1.0 million. In January 2021, all of the remaining Series I Warrants were converted into 20,196 shares of our common stock pursuant to the cashless exercise provisions of the warrants.

June 2020 Bridge Financing

On June 26, 2020, we entered into a Securities Purchase Agreement with Cavalry Fund I LP and Cavalry Special Ops Fund, LLC, pursuant to which the Company received aggregate gross proceeds of $1,050,000 in exchange for the issuance of 5% Original Issue Senior Secured Convertible Debentures in the aggregate principal amount of $1,200,000 and five-year warrants to purchase an aggregate of 2,400,000 shares of our common stock at an exercise price of $0.50 per share, subject to adjustment. On September 29, 2020, the June 26, 2020 5% Original Issue Senior Secured Convertible Debentures mandatorily converted into 303,667 conversion units, of which 177,625 include shares of common stock and 126,042 include pre-funded warrants (the “Conversion Units”). The Conversion Units provide substantially the same terms as the Units issued in September 2020. The pre-funded warrants provide the holder the right to purchase one share of common stock at an exercise price of $0.01 per share, are immediately exercisable and will not expire until exercised in full. These pre-funded warrants were exercised on January 13, 2021. The Company also issued these investors five-year warrants to acquire an additional 303,668 shares of common stock, in the aggregate, at $5.00 per share.

SECURITY OWNERSHIP OF
PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS

Based solely upon information made available to us, the following table sets forth information with respect to the beneficial ownership of our common stock as of February 3, 2022 by (i) each director; (ii) each of the executive officers named in the summary compensation table; and (iii) all executive officers and directors as a group. Other than the Selling Stockholder, we do not know of any person who beneficially owns more than 5% of our common stock as of February 3, 2022. Except as otherwise indicated in footnotes to this table or, where applicable, to the extent authority is shared by spouses under community property laws, to our knowledge, the holders listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
Directors and Executive Officers: (2)
Randal Chase (3)	41,559	*
David A. Dodd (4)	254,740	3.5%
Dean G. Kollintzas (5)	32,307	*
Robert T. McNally (6)	116,183	1.6%
Kelly T. McKee	-	-
Mark J. Newman (7)	11,666	*
Mark W. Reynolds (8)	163,034	2.3%
John N. Spencer, Jr. (9)	50,381	*
All executive officers and directors as a group (8 persons) (10)	669,870	8.9%

* Less than 1%

(1)

This table is based upon information supplied by officers and directors, and with respect to principal stockholders, any Schedules 13D and 13G filed with the SEC. Beneficial ownership is determined in accordance with the rules of the SEC. Applicable percentage ownership is based on 7,089,025 shares of Common Stock outstanding as of February 3, 2022. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants currently exercisable, or exercisable within 60 days after February 3, 2022 (subject to specified limits), at any time at the option of the holder, are deemed outstanding.

(2)	Except as otherwise indicated, the business address of each director and executive officer listed is c/o GeoVax Labs, Inc., 1900 Lake Park Drive, Suite 380, Smyrna, Georgia 30080.
(3)	Includes 16,613 shares of Common Stock and stock options/warrants to purchase 24,946 shares of common stock exercisable within 60 days.
(4)	Includes 81,870 shares of Common Stock and stock options/warrants to purchase 172,870 shares of common stock exercisable within 60 days.
(5)	Includes 11,987 shares of Common Stock and stock options/warrants to purchase 20,320 shares of common stock exercisable within 60 days.
(6)	Includes 53,925 shares of Common Stock and stock options/warrants to purchase 62,258 shares of common stock exercisable within 60 days.
(7)	Includes stock options to purchase 11,666 shares of common stock exercisable within 60 days.
(8)	Includes 60,184 shares of Common Stock and stock options/warrants to purchase 102,850 shares of common stock exercisable within 60 days.
(9)	Includes 21,024 shares of Common Stock and stock options/warrants to purchase 29,357 shares of common stock exercisable within 60 days.
(10)	Includes 245,603 shares of Common Stock and stock options/warrants to purchase 424,267 shares of common stock exercisable within 60 days.

SELLING STOCKHOLDER

The common stock being offered by the Selling Stockholder are those previously issued to the Selling Stockholder, and those issuable to the Selling Stockholder, upon exercise of the Warrants. For additional information regarding the issuances of those shares of common stock and the Warrants, see “Prospectus Summary–Recent Developments–Private Placement” above. We are registering the shares of common stock in order to permit the Selling Stockholder to offer the shares for resale from time to time. Except for the ownership of the shares of common stock and the Warrants, the Selling Stockholder has not had any material relationship with us within the past three years.

The table below lists the Selling Stockholder and other information regarding the beneficial ownership of the shares of common stock by the Selling Stockholder. The second column lists the number of shares of common stock beneficially owned by the Selling Stockholder, based on its ownership of the shares of common stock and the Warrants, as of February 3, 2022, assuming exercise of the Warrants held by the Selling Stockholder on that date, without regard to any limitations on exercises. The third column lists the shares of common stock being offered by this prospectus by the Selling Stockholder.

In accordance with the terms of a registration rights agreement with the Selling Stockholder, this prospectus generally covers the resale of the sum of (i) the number of shares of common stock issued to the Selling Stockholder as described in “Prospectus Summary–Recent Developments–Private Placement” and (ii) the maximum number of shares of common stock issuable upon exercise of the Warrants, determined as if the outstanding Warrants were exercised in full as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination and all subject to adjustment as provided in the registration right agreement, without regard to any limitations on the exercise of the Warrants. The fourth column assumes the sale of all of the shares offered by the Selling Stockholder pursuant to this prospectus.

Under the terms of the Warrants, the Selling Stockholder may not exercise the Warrants to the extent such exercise would cause the Selling Stockholder, together with its affiliates and attribution parties, to beneficially own a number of shares of common stock which would exceed 4.99% or 9.99%, as applicable, of our then outstanding common stock following such exercise, excluding for purposes of such determination shares of common stock issuable upon exercise of such Warrants which have not been exercised. The number of shares in the second and fourth columns do not reflect this limitation. The Selling Stockholder may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Owned After the Offering
Armistice Capital Master Fund Ltd. (1)	6,134,968	6,134,968	–

(1)

 The shares are directly held by the Selling Stockholder and may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Selling Stockholder; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Armistice Capital and Steven Boyd disclaim beneficial ownership of the securities except to the extent of their respective pecuniary interests therein. The number of shares beneficially owned prior to this offering includes: (i) 2,360,000 shares of common stock issuable upon exercise of the Pre-Funded Warrants, which are subject to beneficial ownership limitations that prohibit the Selling Stockholder from exercising any portion of a warrant if such exercise would result in the Selling Stockholder owning a percentage of our outstanding common stock exceeding the 9.99% ownership limitation after giving effect to the issuance of common stock in connection with the Selling Stockholder’s exercise of the Pre-Funded Warrant; (ii) 3,067,484 shares of common stock issuable upon the exercise of Common Warrants, which are subject to beneficial ownership limitations that prohibit the Master Fund from exercising any portion of a warrant if such exercise would result in the Selling Stockholder owning a percentage of our outstanding common stock exceeding the 4.99% ownership limitation after giving effect to the issuance of common stock in connection with the Selling Stockholder’s exercise of the Common Warrants. The percentage of shares owned after offering assumes the exercise of all Warrants held by the Selling Stockholder, notwithstanding the existence of beneficial ownership limitations described above. The address of Armistice Capital Master Fund Ltd. is c/o Armistice Capital, LLC, 510 Madison Avenue, 7th Floor, New York, NY 10022.

DESCRIPTION OF CAPITAL STOCK

Capital Stock

The following description of our capital stock is summarized from, and qualified in its entirety by reference to, our certificate of incorporation, as amended, including the certificates of designation, as amended, setting forth the terms of our preferred stock. This summary is not intended to give full effect to provisions of statutory or common law. We urge you to review the following documents because they, and not this summary, define the rights of a holder of shares of common stock and preferred stock:

●	the General Corporation Law of the State of Delaware, or the “DGCL”, as it may be amended from time to time;

●	our certificate of incorporation, as it may be amended or restated from time to time; and

●	our bylaws, as they may be amended or restated from time to time.

General

Our authorized capital stock currently consists of 610,000,000 shares, which are divided into two classes consisting of 600,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

As of February 3, 2022, there were 7,089,025 shares of common stock outstanding and no shares of preferred stock outstanding. As of February 3, 2022, there were 2,360,000 Pre-Funded Warrants with an exercise price of $0.0001 per share and other outstanding warrants to purchase 4,064,149 shares of common stock issuable upon the exercise of such warrants with a weighted average exercise price of $3.88 per share. An additional 1,500,000 shares of common stock are reserved for issuance under our 2020 Stock Incentive Plan, of which 962,300 shares of common stock are issuable upon exercise of outstanding options at an average exercise price of $3.18 per share.

Common Stock

Our common stock is listed and traded on the Nasdaq Capital Market under the symbol “GOVX.” Holders of our common stock are entitled to one vote for each share held in the election of directors and in all other matters to be voted on by the stockholders. There is no cumulative voting in the election of directors. Holders of common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor, and subject to the rights of holders of our Series B Preferred Stock. In the event of liquidation, dissolution or winding up of the Company, holders of common stock are to share in all assets remaining after the payment of liabilities, and satisfaction of the liquidation preference of our outstanding Series B Preferred Stock. Holders of common stock have no pre-emptive or conversion rights and are not subject to further calls or assessments. There are no redemption or sinking fund provisions applicable to the common stock. The rights of the holders of the common stock are subject to any rights that may be fixed in the future for holders of preferred stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Undesignated Preferred Stock

Our Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock in one or more series and fix the number of shares constituting any such series, the voting powers, designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including the dividend rights, dividend rate, terms of redemption (including sinking fund provisions), redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the stockholders. For example, the Board of Directors is authorized to issue preferred stock that would have the right to vote, separately or with any other stockholder of preferred stock, on any proposed amendment to our certificate of incorporation, or on any other proposed corporate action, including business combinations and other transactions.

We will not offer preferred stock unless the offering is approved by a majority of our independent directors. The independent directors will have access, at our expense, to our counsel or independent counsel.

Delaware Anti-Takeover Law

We have elected not to be subject to certain provisions of Delaware law that could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors.

In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	the transaction is approved by the corporation’s board of directors prior to the date the interested stockholder obtained interested stockholder status;

●

upon consummation of the transaction that resulted in the stockholder’s becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or subsequent to the date the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years, did own, 15% or more of a corporation’s voting stock.

Section 203 applies to Delaware corporations that have a class of voting stock that is listed on a national securities exchange or held of record by more than 2,000 stockholders; provided, however, the restrictions of this statute will not apply to a corporation if:

●	the corporation’s original charter contains a provision expressly electing not to be governed by the statute;

●	the corporation’s board of directors adopts an amendment to the corporation’s bylaws within 90 days of the effective date of the statute expressly electing not to be governed by it;

●

the stockholders of the corporation adopt an amendment to its charter or bylaws expressly electing not to be governed by the statute (so long as such amendment is approved by the affirmative vote of a majority of the shares entitled to vote);

●

a stockholder becomes an interested stockholder inadvertently and as soon as practicable divests himself of ownership of a sufficient number of shares so that he ceases to be an interested stockholder, and during the three-year period immediately prior to a business combination, would not have been an interested stockholder but for the inadvertent acquisition;

●

the business combination is proposed prior to the consummation or abandonment of a merger or consolidation, a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the corporation; or

●	the business combination is with an interested stockholder who became an interested stockholder at a time when the restrictions contained in the statutes did not apply.

Our certificate of incorporation includes a provision electing not to be governed by Section 203 of the DCGL. Accordingly, our board of directors does not have the power to reject certain business combinations with interested stockholders based on Section 203 of the DCGL.

Indemnification

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Our bylaws provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. Our bylaws also provide that we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Under our bylaws, expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as we deem appropriate.

The indemnification and advancement of expenses provided by our bylaws is not exclusive, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

Our bylaws also provide that we may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under our bylaws. The Company maintains an insurance policy providing for indemnification of its officers, directors and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

In October 2006, GeoVax and our subsidiary, GeoVax, Inc. entered into indemnification agreements with Messrs. McNally, Reynolds, Kollintzas and Spencer. Pursuant to these agreements, we have agreed to hold harmless and indemnify these directors and officers to the full extent authorized or permitted by applicable Illinois and Georgia law against certain expenses and other liabilities actually and reasonably incurred by these individuals in connection with certain proceedings if they acted in a manner they believed in good faith to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe that such conduct was unlawful. The agreements also provide for the advancement of expenses to these individuals subject to specified conditions. Under these agreements, we will not indemnify these individuals for expenses or other amounts for which applicable Illinois and Georgia law prohibit indemnification. The obligations under these agreements continue during the period in which these individuals are our directors or officers and continue thereafter so long as these individuals shall be subject to any proceeding by reason of their service to the Company, whether or not they are serving in any such capacity at the time the liability or expense incurred for which indemnification can be provided under the agreements.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event that a claims for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Transfer Agent, Warrant Agent and Registrar

The transfer agent and registrar for our common stock and warrant agent for our September Warrants is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219, telephone (718) 921-8200.

Listing

Our common stock is listed on The Nasdaq Capital Market under the symbol “GOVX.”

PLAN OF DISTRIBUTION

The Selling Stockholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Stockholder to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the securities or interests therein, the Selling Stockholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholder may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholder and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholder or any other person. We will make copies of this prospectus available to the Selling Stockholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the shares of Common Stock offered hereby will be passed upon for us by Womble Bond Dickinson (US) LLP. If the securities are distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

Our consolidated financial statements as of and for the years ended December 31, 2020 and 2019 included in this prospectus and elsewhere in the registration statement have been audited by Wipfli LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, under the Securities Act, a registration statement on Form S-1 relating to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our company and the securities we are offering by this prospectus you should refer to the registration statement, including the exhibits and schedules thereto. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is http://www.sec.gov.

We file periodic reports, proxy statements and other information with the SEC in accordance with requirements of the Exchange Act. These periodic reports, proxy statements and other information are available at the SEC’s website address referred to above. In addition, you may request a copy of any of our periodic reports filed with the SEC at no cost, by writing or telephoning us at the following address:

GeoVax Labs, Inc.

1900 Lake Park Drive, Suite 380

Smyrna, Georgia 30080

Tel: (678) 384-7220

Attention: Mark W. Reynolds, Chief Financial Officer

Information contained on our website is not a prospectus and does not constitute a part of this prospectus.

You should rely only on the information contained in or incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

INDEX TO FINANCIAL STATEMENTS

Condensed Consolidated Financial Statements:	Page
Condensed Consolidated Balance Sheets as of September 30, 2021 (unaudited) and December 31, 2020	F-2
Condensed Consolidated Statements of Operations for the three-month and nine-month periods ended September 30, 2021 and 2020 (unaudited)	F-3
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficiency) for the three-month and nine-month periods ended September 30, 2021 and 2020 (unaudited)	F-4
Condensed Consolidated Statements of Cash Flows for the three-month and nine-month periods ended September 30, 2021 and 2020 (unaudited)	F-6
Notes to Condensed Consolidated Financial Statements (unaudited)	F-8

2020 Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-13
Consolidated Balance Sheets as of December 31, 2020 and 2019	F-15
Consolidated Statements of Operations for the years ended December 31, 2020 and 2019	F-16
Consolidated Statements of Stockholders’ Equity (Deficiency) for the years ended December 31, 2020 and 2019	F-17
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019	F-18
Notes to Consolidated Financial Statements	F-19
Financial Statement Schedule:
Schedule II – Valuation and Qualifying Accounts for the years ended December 31, 2020 and 2019	F-31

Part I -- FINANCIAL INFORMATION

Item 1         Financial Statements

GEOVAX LABS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2021	2020
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,107,019	$9,883,796
Grant funds and other receivables	-	182,663
Prepaid expenses and other current assets	52,818	168,689
Total current assets	18,159,837	10,235,148
Property and equipment, net	168,653	147,741
Deposits	11,010	11,010

Total assets	$18,339,500	$10,393,899

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$289,438	$267,702
Accrued expenses	46,212	359,281
Current portion of notes payable	-	183,326
Total current liabilities	335,650	810,309
Note payable, net of current portion	-	14,738
Total liabilities	335,650	825,047

Commitments (Note 8)

Stockholders’ equity:
Preferred Stock, $.01 par value:
Authorized shares – 10,000,000 Series B convertible preferred stock, $1,000 stated value; -0- and 100 shares issued and outstanding at September 30, 2021 and December 31, 2020, respectively	-	76,095
Common stock, $.001 par value:
Authorized shares – 600,000,000 Issued and outstanding shares – 6,381,541 and 3,834,095 at September 30, 2021 and December 31, 2020, respectively	6,382	3,834
Additional paid-in capital	68,630,363	55,294,504
Accumulated deficit	(50,632,895)	(45,805,581)
Total stockholders’ equity	18,003,850	9,568,852

Total liabilities and stockholders’ equity	$18,339,500	$10,393,899

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Grant and collaboration revenue	$30,414	$415,458	$220,539	$1,572,037

Operating expenses:
Research and development	1,224,362	416,756	2,659,980	1,687,113
General and administrative	757,432	435,013	2,562,641	1,364,650
Total operating expenses	1,981,794	851,769	5,222,621	3,051,763

Loss from operations	(1,951,380)	(436,311)	(5,002,082)	(1,479,726)

Other income (expense):
Interest income	877	90	3,998	902
Interest expense	-	(134,427)	(1,286)	(142,722)
Gain on debt extinguishment	-	-	172,056	-
Total other income (expense)	877	(134,337)	174,768	(141,820)

Net loss	$(1,950,503)	$(570,648)	$(4,827,314)	$(1,621,546)

Basic and diluted:
Net loss per common share	$(0.31)	$(0.73)	$(0.80)	$(2.85)
Weighted average shares outstanding	6,349,297	782,978	6,005,032	569,955

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Unaudited)

	Three-Month and Nine-Month Periods Ended September 30, 2021
							Total
	Preferred Stock		Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance at December 31, 2020	100	$76,095	3,834,095	$3,834	$55,294,504	$(45,805,581)	$9,568,852
Sale of common stock for cash	-	-	1,644,000	1,644	9,407,276	-	9,408,920
Issuance of common stock upon warrant exercise	-	-	835,900	836	3,173,320	-	3,174,156
Issuance of common stock for services	-	-	1,472	1	5,999	-	6,000
Stock option expense	-	-	-	-	56,190	-	56,190
Net loss for the three months ended March 31, 2021	-	-	-	-	-	(1,562,778)	(1,562,778)
Balance at March 31, 2021	100	76,095	6,315,467	6,315	67,937,289	(47,368,359)	20,651,340
Repurchase of preferred stock	(100)	(76,095)	-	-	75,095	-	(1,000)
Issuance of common stock for services	-	-	12,235	13	65,828	-	65,841
Stock option expense	-	-	-	-	56,190	-	56,190
Net loss for the three months ended June 30, 2021	-	-	-	-	-	(1,314,033)	(1,314,033)
Balance at June 30, 2021	-	-	6,327,702	6,328	68,134,402	(48,682,392)	19,458,338
Issuance of common stock upon warrant exercise	-	-	53,839	54	229,946	-	230,000
Stock option expense	-	-	-	-	56,190	-	56,190
Issuance of warrant for technology license	-	-	-	-	209,825	-	209,825
Net loss for the three months ended September 30, 2021	-	-	-	-	-	(1,950,503)	(1,950,503)
Balance at September 30, 2021	-	$-	6,381,541	$6,382	$68,630,363	$(50,632,895)	$18,003,850

GEOVAX LABS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

(Unaudited)

	Three-Month and Nine-Month Periods Ended September 30, 2020
							Total
	Preferred Stock		Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficiency)
Balance at December 31, 2019	2,486	$1,932,433	14,992	$15	$39,340,509	$(42,847,513)	$(1,574,556)
Sale of convertible preferred stock for cash	300	300,000	-	-	-	-	300,000
Conversion of preferred stock to common stock	(2,386)	(1,856,338)	674,067	674	1,855,664	-	-
Common stock issued for services	-	-	521	1	5,999	-	6,000
Net loss for the three months ended March 31, 2020	-	-	-	-	-	(595,694)	(595,694)
Balance at March 31, 2020	400	376,095	689,580	690	41,202,172	(43,443,207)	(1,864,250)
Common stock issued for services	-	-	2,124	2	11,998	-	12,000
Warrants issued in bridge financing	-	-	-	-	457,833	-	457,833
Net loss for the three months ended June 30, 2020	-	-	-	-	-	(455,204)	(455,204)
Balance at June 30, 2020	400	376,095	691,704	692	41,672,003	(43,898,411)	(1,849,621)
Conversion of preferred stock to common stock	(300)	(300,000)	42,723	43	299,957	-	-
Warrants exercised for common stock	-	-	36,902	37	(37)	-	-
Common stock issued upon debenture conversion	-	-	177,626	177	569,340	-	569,517
Common stock issued upon cancellation of accrued compensation	-	-	300,001	300	1,499,700	-	1,500,000
Sale of common stock for cash	-	-	2,310,000	2,310	11,156,186	-	11,158,496
Common stock issued for services	-	-	517	-	6,000	-	6,000
Net loss for the three months ended September 30, 2020	-	-	-	-	-	(570,648)	(570,648)
Balance at September 30, 2020	100	$76,095	3,559,473	$3,559	$55,203,149	$(44,469,059)	$10,813,744

See accompanying notes to consolidated financial statements.

GEOVAX LABS, INC. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities:
Net loss	$(4,827,314)	$(1,621,546)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	26,806	2,983
Stock-based compensation for employees and directors	168,570	-
Stock-based compensation for consultants	80,733	24,000
Warrant issued for technology license fee	209,825	-
Gain on debt extinguishment	(172,056)	-
Changes in assets and liabilities:
Grant funds and other receivables	182,663	(72,551)
Prepaid expenses and other current assets	106,979	82,274
Amortization of debt discount	-	124,185
Accounts payable and accrued expenses	(289,477)	252,036
Total adjustments	314,043	412,927
Net cash used in operating activities	(4,513,271)	(1,208,619)

Cash flows from investing activities
Purchase of property and equipment	(47,718)	(2,470)
Net cash used in investing activities	(47,718)	(2,470)

Cash flows from financing activities:
Net proceeds from sale of common stock and warrants	9,408,920	11,158,496
Net proceeds from sale of preferred stock	-	300,000
Net proceeds from warrant exercises	3,404,156	-
Net proceeds from bridge financing	-	888,500
Net proceeds from issuance of note payable	-	170,200
Repurchase of preferred stock	(1,000)	-
Principal repayment of note payable	(27,864)	(8,854)
Net cash provided by financing activities	12,784,212	12,508,342

Net increase in cash and cash equivalents	8,223,223	11,297,253
Cash and cash equivalents at beginning of period	9,883,796	283,341

Cash and cash equivalents at end of period	$18,107,019	$11,580,594

Supplemental disclosure of non-cash financing activities:

During the nine months ended September 30, 2021:

●	149,705 shares of common stock were issued upon the cashless exercise of stock purchase warrants
●	$172,056 of principal and accrued interest related to a note payable was extinguished upon the loan’s forgiveness

During the nine months ended September 30, 2020:

●	716,790 shares of common stock were issued upon conversion of convertible preferred stock
●	36,902 shares of common stock were issued upon the cashless exercise of stock purchase warrants
●	300,001 shares of common stock and 300,001 stock purchase warrants were issued in exchange for cancellation of $1,500,000 owed to current and former employees and directors
●

177,626 shares of common stock, 126,042 pre-funded stock purchase warrants and 303,668 stock purchase warrants were issued upon conversion of $1,200,000 convertible debentures and $14,667 of related accrued interest

See accompanying notes to condensed consolidated financial statements.

GEOVAX LABS, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2021

(unaudited)

1.         Description of Business

GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a clinical-stage biotechnology company developing immunotherapies and vaccines against infectious diseases and cancers using novel vector vaccine platforms. GeoVax’s Modified Vaccinia Ankara-Virus-Like Particle (MVA-VLP) based platform utilizes MVA, a large virus capable of carrying several vaccine antigens, to express proteins that assemble into highly effective virus-like particle (VLP) immunogens in the person receiving the vaccine. The production of VLPs in the person being vaccinated can mimic virus production in a natural infection, stimulating both the humoral and cellular arms of the immune system to recognize, prevent, and control the target infection. The MVA-VLP derived vaccines can elicit durable immune responses in the host similar to a live-attenuated virus, while providing the safety characteristics of a replication-defective vector.

GeoVax’s MVA-VLP development programs are focused primarily on preventive vaccines against the SARS-CoV-2 virus (COVID-19) and immunotherapies for solid tumor cancers. Other development programs include preventive vaccines against Zika Virus, hemorrhagic fever viruses (Ebola, Sudan, Marburg, Lassa), Human Immunodeficiency Virus (HIV), and malaria. Certain of our vaccine development activities have been, and continue to be, financially supported by the U.S. Government. This support has been both in the form of research grants and contracts awarded directly to us, as well as indirect support for the conduct of preclinical animal studies and human clinical trials.

On September 28, 2021, GeoVax entered into an Assignment and License Agreement with PNP Therapeutics, Inc., whereby GeoVax expanded its immuno-oncology pipeline and added a new technology platform through the acquisition of exclusive rights to Gedeptin®, a novel patented product for the treatment of solid tumors through a gene therapy strategy known as GDEPT (Gene-Directed Enzyme Prodrug Therapy). In GDEPT, a vector is used to selectively transduce tumor cells with a nonhuman gene, which expresses an enzyme that can convert a nontoxic prodrug into a potent antitumor compound. A Phase 1/2 clinical trial is currently enrolling to evaluate the safety and efficacy of repeat cycles of Gedeptin therapy in patients with recurrent head and neck squamous cell carcinoma (HNSCC), with tumors accessible for injection and no curable treatment options. The FDA has granted Gedeptin Orphan Drug status for the treatment of HNSCC and the initial stage of the ongoing clinical trial is being funded by the FDA pursuant to its Orphan Products Clinical Trials Grants Program. GeoVax’s license to Gedeptin includes rights to expand its use to all human diseases and/or conditions including, but not limited to, cancers.

GeoVax is incorporated under the laws of the State of Delaware and our principal offices are located in the metropolitan Atlanta, Georgia area.

2.         Basis of Presentation

The accompanying condensed consolidated financial statements at September 30, 2021 and for the three-month and nine-month periods ended September 30, 2021 and 2020 are unaudited, but include all adjustments, consisting of normal recurring entries, which we believe to be necessary for a fair presentation of the dates and periods presented. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. We expect our operating results to fluctuate for the foreseeable future; therefore, period-to-period comparisons should not be relied upon as predictive of the results in future periods.

We enacted reverse stock splits of our common stock on September 25, 2020 (1-for-20) and on January 21, 2020 (1-for-2,000). The accompanying financial statements, and all share and per share information contained herein, have been retroactively restated to reflect the reverse stock splits.

Our financial statements have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for at least the twelve-month period following the issue date of these consolidated financial statements. We are devoting substantially all of our present efforts to research and development of our vaccine and immunotherapy candidates. We have funded our activities to date from sales of our equity securities, government grants and clinical trial assistance, and corporate and academic collaborations. We expect to incur future net losses and require substantial funds as we continue our research and development activities. Our transition to profitability will be dependent upon, among other things, the successful development and commercialization of our product candidates. We may never achieve profitability or positive cash flows, and unless and until we do, we will continue to need to raise additional funding. We intend to fund future operations through additional private and/or public offerings of debt or equity securities. In addition, we may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurance that we will be able to raise additional funds or achieve or sustain profitability or positive cash flows from operations.

3.         Significant Accounting Policies and Recent Accounting Pronouncements

We disclosed in Note 2 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020 those accounting policies that we consider significant in determining our results of operations and financial position. During the nine months ended September 30, 2021, there have been no material changes to, or in the application of, the accounting policies previously identified and described in the Form 10-K, and there have been no other recent accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements.

4.         Basic and Diluted Loss Per Common Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding. Common share equivalents consist of common shares issuable upon conversion of convertible preferred stock, and upon exercise of stock options and stock purchase warrants. All common share equivalents are excluded from the computation of diluted loss per share since the effect would be anti-dilutive. The weighted average number of common share equivalents which were excluded from the computation of diluted loss per share totaled 2,965,451 and 2,550,184 shares for the three-month and nine-month periods ended September 30, 2021, respectively, as compared to 204,553 and 78,754 shares for the three-month and nine-month periods ended September 30, 2020, respectively.

5.         Property and Equipment

Property and equipment as shown on the accompanying Condensed Consolidated Balance Sheets is composed of the following as of September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
Equipment and furnishings	$591,554	$543,836
Leasehold improvements	115,605	115,605
Total property and equipment	707,159	659,441
Accumulated depreciation and amortization	(538,506)	(511,700)
Property and equipment, net	$168,653	$147,741

6.         Accrued Expenses

Accrued expenses as shown on the accompanying Condensed Consolidated Balance Sheets are composed of the following as of September 30, 2021 and December 31, 2020:

	September 30, 2021	December 31, 2020
Accrued salaries	$11,212	$279,696
Other accrued expenses	35,000	79,585
Total accrued expenses	$46,212	$359,281

7.         Notes Payable

GRA Note – On February 28, 2018, we entered into a Senior Note Purchase Agreement with Georgia Research Alliance, Inc. (GRA) pursuant to which we issued a five-year Senior Promissory Note (the “GRA Note”) to GRA in exchange for $50,000. The GRA Note bore an annual interest rate of five percent. Interest expense related to the GRA Note for the three-month and nine-month periods ended September 30, 2021 was $-0- and $633, respectively, as compared to $411 and $1,344, respectively, for the same periods of 2020. During May 2021, we repaid the remaining principal balance of $22,737 and retired the GRA Note.

CARES Act Paycheck Protection Program Loan – On April 17, 2020, we received a $170,200 bank loan backed by the United States Small Business Administration (SBA) pursuant to the Paycheck Protection Program (PPP) provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan bore an annual interest rate of one percent. We recorded accrued interest expense related to the PPP Loan of $-0- and $653 for the three-month and nine-month periods ended September 30, 2021, respectively, as compared to $429 and $774, respectively, for the same periods of 2020. During May 2021, upon receiving payment from the SBA, the lender forgave the full principal balance of $170,200 together with $1,856 of accrued interest and extinguished the PPP Loan.

8.         Commitments

Lease Agreement

We lease approximately 8,400 square feet of office and laboratory space pursuant to an operating lease which expires on December 31, 2022. Rent expense for the three-month and nine-month periods ended September 30, 2021 was $42,803 and $128,410, respectively, as compared to $41,539 and $124,617, respectively, for the same periods of 2020. Future minimum lease payments total $42,803 for the remainder of 2021 and $176,356 in 2022, although the lease may be terminated at any time by either party with ninety days’ written notice.

Other Commitments

In the normal course of business, we enter into various firm purchase commitments related to production and testing of our vaccine, conduct of research studies, and other activities. As of September 30, 2021, there are approximately $607,000 of unrecorded outstanding purchase commitments to our vendors and subcontractors, all of which we expect will be due in 2021.

9.         Stockholders’ Equity

Preferred Stock – On June 7, 2021, we repurchased the remaining 100 shares of our Series B Convertible Preferred Stock for a total price of $1,000. As of September 30, 2021, there are no shares of our preferred stock outstanding.

Public Offering – On February 11, 2021, we closed an underwritten public offering of 1,644,000 shares of our common stock, including 204,000 shares sold pursuant to the full exercise of the underwriter’s option to purchase additional shares, at a price to the public of $6.25 per share. Net proceeds after deducting underwriting discounts and commissions and other offering expenses were approximately $9.4 million. Additionally, we issued to the underwriter, as a portion of the underwriting compensation, warrants to purchase 72,000 shares of our common stock at an exercise price of $6.875 per share.

Stock Options – We have a stock-based incentive plan (the “2020 Plan”) pursuant to which our Board of Directors may grant stock options and other stock-based awards to our employees, directors and consultants. A total of 1,500,000 shares of our common stock are reserved for issuance pursuant to the 2020 Plan. During the nine months ended September 30, 2021, there were no stock option transactions related to the 2020 Plan. As of September 30, 2021, there were 602,000 stock options outstanding, with a weighted-average exercise price of $2.79 per share and a weighted-average remaining term of 9.2 years.

Stock Purchase Warrants – During January and February 2021, 188,688 stock purchase warrants were exercised on a cashless basis, resulting in the issuance of 145,866 shares of our common stock, and 690,034 stock purchase warrants were exercised for cash, resulting in the issuance of 690,034 shares of our common stock for net proceeds to us of $3,174,156.

During August 2021, 27,004 stock purchase warrants were exercised on a cashless basis, resulting in the issuance of 3,839 shares of our common stock, and 50,000 stock purchase warrants were exercised for cash, resulting in the issuance of 50,000 shares of our common stock for net proceeds to us of $230,000.

On September 28, 2021, in connection with our entering into an Assignment and License Agreement with PNP Therapeutics, Inc. (PNP) we issued a five-year stock purchase warrant to PNP for 100,000 shares of our common stock at an exercise price of $13.00 per share.

As of September 30, 2021, there are 2,816,631 stock purchase warrants outstanding, with a weighted-average exercise price of $5.35 per share and a weighted-average remaining term of 3.9 years.

Other Common Stock Transactions – During the nine months ended September 30, 2021, we issued 13,707 shares of our common stock pursuant to consulting agreements.

10.         Stock-Based Expense

Stock-based compensation expense related to employee and director stock options was $56,190 and $168,570 during the three-month and nine-month periods ended September 30, 2021, respectively; there was no stock-based compensation expense related to employee stock options during the comparable periods of 2020. Stock-based compensation expense related to stock options is recognized on a straight-line basis over the requisite service period for the award and is allocated to research and development expense or general and administrative expense based upon the related employee classification. As of September 30, 2021, there is $486,940 of unrecognized compensation expense that we expect to recognize over a weighted-average period of 2.2 years.

During the three-month and nine-month periods ended September 30, 2021, we recorded stock-based compensation expense of $29,560 and $80,733, respectively, associated with common stock issued for consulting services, as compared to $6,000 and $24,000, respectively, during the comparable periods of 2020. As of September 30, 2021, there is $39,773 recorded as a prepaid expense for these arrangements, which will be recognized as expense over the remaining terms of the related agreements.

During September 2021, we recorded $209,825 of expense associated with the issuance of a stock purchase warrant to PNP in connection with our entering into a technology licensing agreement; such amount was recorded as research and development expense.

11.         Income Taxes

Because of our historically significant net operating losses, we have not paid income taxes since inception. We maintain deferred tax assets that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These deferred tax assets are comprised primarily of net operating loss carryforwards and also include amounts relating to nonqualified stock options and research and development credits. The net deferred tax asset has been fully offset by a valuation allowance because of the uncertainty of our future profitability and our ability to utilize the deferred tax assets. Utilization of operating losses and credits will be subject to substantial annual limitations due to ownership change provisions of Section 382 of the Internal Revenue Code. The annual limitation may result in the expiration of net operating losses and credits before utilization.

12.         Grants and Collaboration Revenue

We receive payments from government entities under our grants from the National Institute of Allergy and Infectious Diseases (NIAID) and from the U.S. Department of Defense in support of our vaccine research and development efforts. We record revenue associated with government grants as the reimbursable costs are incurred. During the three-month and nine-month periods ended September 30, 2021, we recorded $30,414 and $220,539, respectively, of revenues associated with these grants, as compared to $231,330 and $1,186,844, respectively, for the comparable periods of 2020. During the three-month and nine-month periods ended September 30, 2020, we also recorded $184,128 and $385,193, respectively, of revenues associated with research collaboration agreements with third parties. As of September 30, 2021, there is an aggregate of $244,888 in approved grant funds available for use through mid-2022.

13.         Subsequent Event

On November 9, 2021, we entered into an Exclusive License Agreement the (“License Agreement”) with City of Hope (“COH”) under which we obtained exclusive worldwide rights to key patents, know-how, regulatory filings and clinical materials related to COH’s COVID-19 vaccine program, currently undergoing human clinical trials. We will pay an upfront fee to COH of $5,000,000 within 30 days of the effective date of the License Agreement and are obligated to pay additional fees of $3,000,000 and $2,000,000 on the first and second anniversaries, respectively, of the effective date of the License Agreement. We will also pay COH milestone fees based on achievement of success-based development and regulatory milestones, and annual royalties on net sales of products covered by the License Agreement.

235 Peachtree Street NE 404 588 4200 Suite 1800 wipfli.com Atlanta, GA 30303

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of GeoVax Labs, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GeoVax Labs, Inc. and subsidiary (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, stockholders’ equity (deficiency) and cash flows for the years then ended and the related notes to the consolidated financial statements and schedule (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Equity Transactions

As described in Notes 6 and 8 to the consolidated financial statements, the Company has multiple equity instruments with various levels of complexity and volumes including convertible debentures, convertible preferred stock, preferred stock, warrants and stock options.

The principal considerations for our determination that the complexity of the Company’s equity structure should be a critical audit matter were based on the accounting for certain equity instruments including convertible debentures, convertible preferred stock and stock options requiring significant judgment and estimates as well as the volume of equity transactions, including conversions to common stock, common stock issuance activity and warrant activity making it challenging to ensure adequate disclosure of all equity transactions. Auditing such estimates and activity required extensive audit effort due to the volume and complexity of these transactions and a high degree of auditor judgment when performing the requisite audit procedures and evaluating the results of those procedures.

The primary audit procedures we performed to address this critical audit matter included:

●	We evaluated the design effectiveness of controls over the Company’s process for accounting for and recording equity transactions
●	We evaluated management’s judgments related to the application of U.S. GAAP by reviewing management’s accounting analysis for convertible debentures and convertible preferred stock
●

We tested the assumptions used within the Black-Scholes model calculation to estimate the value of stock options granted, which included key assumptions such as the estimated life of the stock options and volatility of the Company’s stock price

We have served as the Company’s auditor since 2005.

Atlanta, Georgia

March 23, 2021

GEOVAX LABS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$9,883,796	$283,341
Grant funds and other receivables	182,663	68,603
Prepaid expenses and other current assets	168,689	95,320
Total current assets	10,235,148	447,264
Property and equipment, net (Note 3)	147,741	10,606
Deposits	11,010	11,010

Total assets	$10,393,899	$468,880

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable	$267,702	$152,653
Accrued expenses (Note 4)	359,281	1,851,040
Current portion of notes payable	183,326	12,500
Total current liabilities	810,309	2,016,193
Note payable, net of current portion	14,738	27,243
Total liabilities	825,047	2,043,436

Commitments (Note 7)

Stockholders’ equity (deficiency):
Preferred stock, $.01 par value (Note 8):
Authorized shares – 10,000,000
Issued and outstanding shares – 100 and 2,486 at December 31, 2020 and 2019, respectively	76,095	1,932,433
Common stock, $.001 par value:
Authorized shares – 600,000,000
Issued and outstanding shares – 3,834,095 and 14,992 at December 31, 2020 and 2019, respectively	3,834	15
Additional paid-in capital	55,294,504	39,340,509
Accumulated deficit	(45,805,581)	(42,847,513)
Total stockholders’ equity (deficiency)	9,568,852	(1,574,556)

Total liabilities and stockholders’ equity (deficiency)	$10,393,899	$468,880

See accompanying notes to consolidated financial statements.

GEOVAX LABS. INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2020	2019
Grant and collaboration revenue	$1,823,658	$1,175,896

Operating expenses:
Research and development	2,444,459	1,910,715
General and administrative	2,196,014	1,637,674
Total operating expenses	4,640,473	3,548,389

Loss from operations	(2,816,815)	(2,372,493)

Other income (expense):
Interest income	2,271	6,359
Interest expense	(143,524)	(4,495)
Total other income (expense)	(141,253)	1,864

Net loss	$(2,958,068)	$(2,370,629)

Basic and diluted:
Loss per common share	$(2.14)	$(781.87)
Weighted average shares outstanding	1,383,829	3,032

See accompanying notes to consolidated financial statements.

GEOVAX LABS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

							Total
	Preferred Stock (Note 8)		Common Stock		Additional	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficiency)
Balance at December 31, 2018	3,450	$1,971,333	11	$-	$37,483,204	$(40,476,884)	$(1,022,347)
Sale of convertible preferred stock for cash and cancellation of note payable	1,700	1,542,950	-	-	147,050	-	1,690,000
Conversion of preferred stock to common stock	(2,664)	(1,581,850)	14,819	15	1,581,835	-	-
Issuance of common stock for services	-	-	162	-	24,000	-	24,000
Stock option expense	-	-	-	-	104,420	-	104,420
Net loss for the year ended December 31, 2019	-	-	-	-	-	(2,370,629)	(2,370,629)
Balance at December 31, 2019	2,486	1,932,433	14,992	15	39,340,509	(42,847,513)	(1,574,556)
Sale of convertible preferred stock for cash	300	300,000	-	-	-	-	300,000
Conversion of preferred stock to common stock	(2,686)	(2,156,338)	716,790	717	2,155,621	-	-
Warrants issued in bridge financing	-	-	-	-	457,833	-	457,833
Issuance of common stock upon warrant exercise	-	-	286,902	287	2,213	-	2,500
Issuance of common stock upon debenture conversion	-	-	177,626	177	569,340	-	569,517
Issuance of common stock upon cancellation of accrued compensation	-	-	300,001	300	1,499,700	-	1,500,000
Sale of common stock for cash	-	-	2,310,000	2,310	11,156,186	-	11,158,496
Issuance of common stock for services	-	-	26,581	27	94,373	-	94,400
Stock option expense	-	-	-	-	18,730	-	18,730
Roundup of shares following reverse stock split	-	-	1,203	1	(1)	-	-
Net loss for the year ended December 31, 2020	-	-	-	-	-	(2,958,068)	(2,958,068)
Balance at December 31, 2020	100	$76,095	3,834,095	$3,834	$55,294,504	$(45,805,581)	$9,568,852

See accompanying notes to consolidated financial statements.

GEOVAX LABS. INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2020	2019
Cash flows from operating activities:
Net loss	$(2,958,068)	$(2,370,629)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	19,656	8,350
Amortization of debt discount	124,185	-
Stock-based compensation expense	64,463	327,500
Changes in assets and liabilities:
Grant funds and other receivables	(114,060)	53,211
Prepaid expenses and other current assets	(24,702)	(56,211)
Accounts payable and accrued expenses	137,956	639,282
Total adjustments	207,498	972,132
Net cash used in operating activities	(2,750,570)	(1,398,497)

Cash flows from investing activities:
Purchase of property and equipment	(156,791)	(7,606)
Net cash used in investing activities	(156,791)	(7,606)

Cash flows from financing activities:
Net proceeds from sale of preferred stock	300,000	1,440,000
Net proceeds from issuance of note payable	170,200	-
Net proceeds from bridge financing	888,500	-
Net proceeds from sale of common stock and warrants	11,158,496	-
Net proceeds from warrant exercises	2,500	-
Principal repayment of notes payable	(11,880)	(10,257)
Net cash provided by financing activities	12,507,816	1,429,743

Net increase in cash and cash equivalents	9,600,455	23,640
Cash and cash equivalents at beginning of period	283,341	259,701

Cash and cash equivalents at end of period	$9,883,796	$283,341

Supplemental disclosure of non-cash financing activities:

During the year ended December 31, 2020, 2,686 shares of preferred stock were converted into 716,790 shares of common stock and 36,902 shares of common stock were issued upon the “cashless” exercise of stock purchase warrants.

During the year ended December 31, 2019, 2,664 shares of preferred stock were converted into 14,819 shares of common stock and $250,000 of notes payable were cancelled in exchange for shares of our preferred stock.

See accompanying notes to consolidated financial statements.

GEOVAX LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2020 and 2019

1.         Description of Business

GeoVax Labs, Inc. (“GeoVax” or the “Company”), is a clinical-stage biotechnology company developing immunotherapies and vaccines against infectious diseases and cancers using a novel vector vaccine platform (Modified Vaccinia Ankara (MVA) Virus-Like Particle, or “GV-MVA-VLPTM”). In this platform, MVA, a large virus capable of carrying several vaccine antigens, expresses proteins that assemble into highly effective VLP immunogens in the person being vaccinated. The MVA-VLP virus replicates to high titers in approved avian cells for manufacturing but cannot productively replicate in mammalian cells. Therefore, the MVA-VLP derived vaccines can elicit durable immune responses in the host similar to a live attenuated virus, while providing the safety characteristics of a replication-defective vector.

Our current development programs are focused on preventive vaccines against novel coronavirus (COVID-19), Human Immunodeficiency Virus (HIV), Zika Virus, hemorrhagic fever viruses (Ebola, Sudan, Marburg, Lassa), and malaria, as well as immunotherapies for HIV and solid tumor cancers.

Our corporate strategy is to advance, protect and exploit our differentiated vaccine immunotherapy platform leading to the successful development of preventive and therapeutic vaccines against infectious diseases and various cancers. With our design and development capabilities, we are progressing and validating an array of cancer and infectious disease immunotherapy and vaccine product candidates. Our goal is to advance products through to human clinical testing, and to seek partnership or licensing arrangements for achieving regulatory approval and commercialization. We also leverage third party resources through collaborations and partnerships for preclinical and clinical testing with multiple government, academic and corporate entities.

Certain of our vaccine development activities have been, and continue to be, financially supported by the U.S. Government. This support has been both in the form of research grants and contracts awarded directly to us, as well as indirect support for the conduct of preclinical animal studies and human clinical trials.

We operate in a highly regulated and competitive environment. The manufacturing and marketing of pharmaceutical products require approval from, and are subject to, ongoing oversight by the Food and Drug Administration (FDA) in the United States, by the European Medicines Agency (EMA) in the European Union, and by comparable agencies in other countries. Obtaining approval for a new pharmaceutical product is never certain, may take many years and often involves expenditure of substantial resources. Our goal is to build a profitable company by generating income from products we develop and commercialize, either alone or with one or more potential strategic partners.

GeoVax is incorporated under the laws of the State of Delaware and our principal offices are located in the metropolitan Atlanta, Georgia area.

2.         Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of GeoVax Labs, Inc. together with those of our wholly-owned subsidiary, GeoVax, Inc. All intercompany transactions have been eliminated in consolidation.

Basis of Presentation

Unless otherwise noted, the accompanying consolidated financial statements, and all share and per share information contained herein, have been retroactively restated to reflect the reverse stock splits described in Note 8.

The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the issue date of these consolidated financial statements.

We are devoting substantially all of our present efforts to research and development of our vaccine and immunotherapy candidates. We have funded our activities to date from government grants and clinical trial assistance, corporate and academic collaborations, and from sales of our equity securities. We believe that our existing cash resources together with current government funding commitments, will be sufficient to continue our planned operations into 2023.

We expect to incur future net losses and require substantial funds as we continue our research and development activities. Our transition to profitability will be dependent upon, among other things, the successful development and commercialization of our product candidates. We may never achieve profitability or positive cash flows, and unless and until we do, we will continue to need to raise additional funding. We intend to fund future operations through additional private and/or public offerings of debt or equity securities. In addition, we may seek additional capital through arrangements with strategic partners or from other sources. There can be no assurance that we will be able to raise additional funds or achieve or sustain profitability or positive cash flows from operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Our cash and cash equivalents consist primarily of bank deposits and money market accounts. The recorded values approximate fair market values due to the short maturities.

Fair Value of Financial Instruments and Concentration of Credit Risk

Financial instruments that subject us to concentration of credit risk consist primarily of cash and cash equivalents, which are maintained by a high credit quality financial institution. The carrying values reported in the balance sheets for cash and cash equivalents approximate fair values.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged to operations as incurred, while additions and improvements are capitalized. We calculate depreciation using the straight-line method over the estimated useful lives of the assets which range from three to five years. We amortize leasehold improvements using the straight-line method over the term of the related lease.

We recognize leases in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2016-02, Leases (ASU 2016-02), which requires lessees to classify leases as either financing or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. In the case of our facility lease agreement which has an effective term of less than 12 months, we made an accounting policy election to not recognize lease assets and liabilities and record lease expense on a straight-line basis over the lease term.

Impairment of Long-Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by such assets. If we consider such assets to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the expected future net cash flows from the assets.

Accrued Expenses

As part of the process of preparing our financial statements, we estimate expenses that we believe we have incurred, but have not yet been billed by our third-party vendors. This process involves identifying services and activities that have been performed by such vendors on our behalf and estimating the level to which they have been performed and the associated cost incurred for such service as of each balance sheet date.

Net Loss Per Share

Basic and diluted loss per common share are computed based on the weighted average number of common shares outstanding. Common share equivalents consist of common shares issuable upon conversion of convertible preferred stock, and upon exercise of stock options and stock purchase warrants. All common share equivalents are excluded from the computation of diluted loss per share since the effect would be anti-dilutive. The weighted average number of common share equivalents which were excluded from the computation of diluted loss per share, totaled 1,001,948 and 558 shares at December 31, 2020 and 2019, respectively.

Revenue Recognition

We recognize revenue in accordance with FASB Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which created a new Topic, Accounting Standards Codification Topic 606. The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Grant revenue – We receive payments from government entities under non-refundable grants in support of our vaccine development programs. We record revenue associated with these grants when the reimbursable costs are incurred and we have complied with all conditions necessary to receive the grant funds.

Research collaborations – From time to time, we may enter into collaborative research and development agreements for specific vaccine development approaches and/or disease indications whereby we receive third-party funding for preclinical research under certain of these arrangements. Each agreement is evaluated in accordance with the process defined by ASU 2014-09 and revenue is recognized accordingly.

Research and Development Expense

Research and development expense primarily consists of costs incurred in the discovery, development, testing and manufacturing of our product candidates. These expenses consist primarily of (i) salaries, benefits, and stock-based compensation for personnel, (ii) laboratory supplies and facility-related expenses to conduct development, (iii) fees paid to third-party service providers to perform, monitor and accumulate data related to our preclinical studies and clinical trials, (iv) costs related to sponsored research agreements, and (v) costs to procure and manufacture materials used in clinical trials. These costs are charged to expense as incurred.

Patent Costs

Our expenditures relating to obtaining and protecting patents are charged to expense when incurred and are included in general and administrative expense.

Period-to-Period Comparisons

Our operating results are expected to fluctuate for the foreseeable future. Therefore, period-to-period comparisons should not be relied upon as predictive of the results for future periods.

Income Taxes

We account for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance unless, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized.

Stock-Based Compensation

We account for stock-based transactions in which the Company receives services from employees, directors or others in exchange for equity instruments based on the fair value of the award at the grant date. Stock-based compensation cost for awards of common stock is estimated based on the price of the underlying common stock on the date of issuance. Stock-based compensation cost for stock options or warrants is estimated at the grant date based on each instrument’s fair value as calculated by the Black-Scholes option pricing model. We recognize stock-based compensation cost as expense ratably on a straight-line basis over the requisite service period for the award. See Note 8 for additional stock-based compensation information.

Other Recent Accounting Pronouncements

Except as discussed above, there have been no recent accounting pronouncements or changes in accounting pronouncements which we expect to have a material impact on our financial statements, nor do we believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on our financial statements.

3.         Property and Equipment

Property and equipment as shown on the accompanying Consolidated Balance Sheets is composed of the following as of December 31, 2020 and 2019:

	2020	2019
Laboratory equipment	$532,100	$534,577
Leasehold improvements	115,605	115,605
Other furniture, fixtures & equipment	11,736	11,736
Total property and equipment	659,441	661,918
Accumulated depreciation and amortization	(511,700)	(651,312)
Property and equipment, net	$147,741	$10,606

Depreciation expense was $19,656 and $8,350 during the years ended December 31, 2020 and 2019, respectively.

4.         Accrued Expenses

Accrued expenses as shown on the accompanying Consolidated Balance Sheets is composed of the following as of December 31, 2020 and 2019:

	2020	2019
Accrued salaries and directors’ fees	$279,696	$1,732,702
Other accrued expenses	79,585	118,338
Total accrued expenses	$359,281	$1,851,040

5.         Notes Payable

GRA Note – On February 28, 2018, we entered into a Senior Note Purchase Agreement with Georgia Research Alliance, Inc. (GRA) pursuant to which we issued a five-year Senior Promissory Note (the “GRA Note”) to GRA in exchange for $50,000. The GRA Note bears an annual interest rate of 5%, payable monthly, with principal repayments beginning in the second year. Future principal repayments are expected to be $12,487 in 2021, $13,126 in2022, and $2,252 in 2023. Interest expense related to the GRA Note was $1,727 and $2,097 for the years ended December 31, 2020 and 2019, respectively.

CARES Act Paycheck Protection Program Loan – On April 17, 2020, we received a $170,200 bank loan backed by the United States Small Business Administration pursuant to the Paycheck Protection Program (PPP) provisions of the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan bears an annual interest rate of one percent and is due April 17, 2022. We have accrued interest expense associated with the PPP Loan of $1,203. In October 2020, we applied to the lender to have the loan forgiven, based upon our submission of qualifying information regarding eligible expenses; as of the date of this report our forgiveness application has not been processed.

6.         Convertible Debentures

On June 26 2020, we entered into a Securities Purchase Agreement with two institutional investors, pursuant to which we received gross proceeds of $1,050,000 in exchange for the issuance of: (i) 5% Original Issue Discount Senior Secured Convertible Debentures (the “Convertible Debentures”) in the aggregate principal amount of $1,200,000; and (ii) five-year warrants (the “June 2020 Warrants”) to purchase an aggregate of 120,000 shares of our common stock at an exercise price of $10.00 per share. Net proceeds after deducting the original issue discount, finder’s fee and other debt issuance costs were $888,500. As a result of the public offering of our securities described in Note 8, on September 29, 2020 the exercise price of the June 2020 Warrants was reduced to $5.00. The Convertible Debentures had an original maturity of twelve months, bore interest at a rate of 5% per annum, and were secured by substantially all of the Company’s assets until such time as they were paid or converted in full.

The Convertible Debentures were mandatorily convertible upon our consummation of a public offering of common stock with gross proceeds of $6,000,000 or more, and which resulted in the listing of our common stock on a national securities exchange (a “Qualified Offering”). The conversion price upon the occurrence of a Qualified Offering was equal to the lower of (i) $10.00 per share or (ii) 80% of the offering price. The conversion provisions of the Convertible Debentures were subject to a “conversion blocker” such that each of the purchasers could not convert the Convertible Debentures to the extent that the conversion would result in the purchaser and its affiliates holding more than 4.99% of our outstanding common stock.

On September 29, 2020, upon our consummation of the public offering discussed in Note 8, the $1,200,000 maturity value of the Convertible Debentures and $14,667 of accrued interest were automatically converted at $4.00, the Qualified Offering discounted price, resulting in the issuance of 303,668 conversion units. Of the 303,668 conversion units: (a) 177,626 consist of one share of common stock and a warrant to purchase one share of common stock (a “Conversion Warrant”), and (b) 126,042 consist of one pre-funded warrant to purchase one share of common stock (a “Pre-Funded Warrant”) and a Conversion Warrant. The Pre-Funded Warrants provide the holder the right to purchase one share of Common Stock at an exercise price of $0.01 per share, are immediately exercisable and will not expire until exercised in full. The Conversion Warrants provide the holder the right to purchase one share of common stock, are immediately exercisable at an exercise price of $5.00 per share and expire five years after the issuance date.

Upon the issuance of the Convertible Debentures, we recorded a debt discount of $769,334, including the $150,000 original issue discount, $457,833 of fair value allocated to the warrants (recorded as Additional Paid-in Capital), and $161,500 of direct transaction costs incurred. The debt discount was amortized to interest expense over the 12-month term of the Debentures using the effective interest rate method, up to the date of conversion. As a result of the mandatory conversion of the Convertible Debentures on September 29, 2020, the remaining unamortized debt discount ($645,150) was recorded as Additional Paid-in Capital. Interest expense associated with the Convertible Debentures recorded during 2020 was $138,851, including $124,185 of debt discount amortization.

7.         Commitments

Lease Agreement

We lease approximately 8,400 square feet of office and laboratory space pursuant to an operating lease which expires on December 31, 2022. Rent expense for the years ended December 31, 2020 and 2019 was $166,577 and $161,673, respectively. Future minimum lease payments total $171,213 in 2021 and $176,356 in 2022, although the lease may be terminated at any time by either party with ninety days written notice.

Other Commitments

In the normal course of business, we enter into various firm purchase commitments related to production and testing of our vaccine, conduct of research studies, and other activities. As of December 31, 2020, we had approximately $190,000 of unrecorded outstanding purchase commitments to our vendors and subcontractors, all of which we expect will be due in 2021. We expect $165,500 of this amount to be reimbursable to us pursuant to currently outstanding government grants.

8.         Stockholders’ Equity

Convertible Preferred Stock

We are authorized to issue up to 10,000,000 shares of our Preferred Stock, $.01 par value, which may be issued in one or more series. The table below presents our issued and outstanding series of preferred stock as of December 31, 2020 and 2019. Each series of our outstanding preferred stock has a stated value of $1,000 per share. Further details concerning each series of preferred stock, and the changes in each series during the years ended December 31, 2020 and 2019 are discussed in the sections that follow the table.

	December 31, 2020		December 31, 2019
		Carrying		Carrying
	Shares	Value	Shares	Value
Series B Convertible Preferred Stock	100	$76,095	100	$76,095
Series H Convertible Preferred Stock	-	-	1,686	1,156,338
Series I Convertible Preferred Stock	-	-	700	700,000
Total	100	$76,095	2,486	$1,932,433

Series B Convertible Preferred Stock – Our Series B Convertible Preferred Stock, $1,000 stated value (“Series B Preferred Stock”), has rights and privileges as set forth in the pertinent Certificate of Designation of Preferences, Rights and Limitations, including a liquidation preference equal to the stated value per share. The Series B Preferred Stock has no voting rights and is not entitled to a dividend. As of December 31, 2020, there were 100 shares of Series B Preferred Stock outstanding, convertible at any time at the option of the holder into shares of common stock at a fixed conversion price of $7,000,000 per common share.

Series C Convertible Preferred Stock – Our Series C Convertible Preferred Stock, $1,000 stated value (“Series C Preferred Stock”), has rights and privileges as set forth in the pertinent Certificate of Designation of Preferences, Rights and Limitations, including a liquidation preference equal to the stated value per share. The Series C Preferred Stock has no voting rights and is not entitled to a dividend. During 2019, 587 shares of our Series C Preferred Stock were converted into 2 shares of our common stock and the remaining 1,563 shares of Series C Preferred Stock were exchanged for Series F Preferred Stock. As of December 31, 2020, there were no shares of Series C Preferred Stock outstanding.

Series E Convertible Preferred Stock – Our Series E Convertible Preferred Stock, $1,000 stated value, (“Series E Preferred Stock”) has rights and privileges as set forth in the pertinent Certificate of Designation of Preferences, Rights and Limitations, including a liquidation preference equal to the stated value per share. The Series E Preferred Stock has no voting rights and is not entitled to a dividend. During 2019, all outstanding shares of Series E Preferred Stock (1,200 shares) were exchanged for Series F Preferred Stock. As of December 31, 2020, there were no shares of Series E Preferred Stock outstanding.

Series F Preferred Stock – In February 2019, we entered into Exchange Agreements with holders of our Series C and Series E Preferred Stock, pursuant to which the holders exchanged all shares of Series C and Series E Preferred Stock held by them for an aggregate of 2,763 shares of Series F Convertible Preferred Stock (“Series F Preferred Stock”). Our Series F Preferred Stock has rights and privileges as set forth in the pertinent Certificate of Designation of Preferences, Rights and Limitations, including a liquidation preference equal to the stated value per share. The Series F Preferred Stock has no voting rights and is not entitled to a dividend. During 2019, 507 shares of Series F Preferred Stock were converted into 9 shares of our common stock and all remaining outstanding shares of Series F Preferred Stock (2,256 shares) were exchanged for Series H Preferred Stock. As of December 31, 2020, there were no shares of Series F Preferred Stock outstanding.

Series G Preferred Stock – In February 2019, we entered into a Securities Purchase Agreement with the purchasers identified therein (the “Purchasers”) providing for sale to the Purchasers of an aggregate of up to 1,000 shares of our Series G Convertible Preferred Stock (“Series G Preferred Stock”) and related warrants for gross proceeds of up to $1.0 million, which was funded at three different closings. Our Series G Preferred Stock has rights and privileges as set forth in the pertinent Certificate of Designation of Preferences, Rights and Limitations, including a liquidation preference equal to the stated value per share. The Series G Preferred Stock has no voting rights and is not entitled to a dividend. At the first closing, which occurred in February 2019, we issued 500 shares of Series G Preferred Stock in exchange for the payment by the Purchasers of $250,000 in the aggregate, plus the cancellation of Term Notes held by the Purchasers in the amount of $250,000. At the second and third closings, which occurred in April and June 2019, we issued an aggregate of 500 additional shares of Series G Preferred Stock in exchange for the payment by the Purchasers of a total of $500,000. During July 2019, all outstanding shares of Series G Preferred Stock (1,000 shares) were exchanged for Series H Preferred Stock. As of December 31, 2020, there were no shares of Series G Preferred Stock outstanding.

Series H Preferred Stock – In July 2019, we entered into Exchange Agreements with holders of our Series F and Series G Preferred Stock, pursuant to which the holders exchanged all shares of Series F and Series G Preferred Stock held by them for an aggregate of 3,256 shares of Series H Convertible Preferred Stock (“Series H Preferred Stock”). Our Series H Preferred Stock has rights and privileges as set forth in the pertinent Certificate of Designation of Preferences, Rights and Limitations, including a liquidation preference equal to the stated value per share. The Series H Preferred Stock has no voting rights and is not entitled to a dividend. During 2019, 1,570 shares of Series H Preferred Stock were converted into 14,808 shares of our common stock. During 2020, 1,686 shares of our Series H Convertible Preferred Stock were converted into 469,697 shares of our common stock. As of December 31, 2020, there were no shares of Series H Preferred Stock outstanding.

Series I Preferred Stock – In July 2019, we entered into a Securities Purchase Agreement with the purchasers identified therein (the “Purchasers”) providing for sale to the Purchasers of an aggregate of 700 shares of our Series I Convertible Preferred Stock (“Series I Preferred Stock”) for gross proceeds of $700,000. Our Series I Preferred Stock has rights and privileges as set forth in the pertinent Certificate of Designation of Preferences, Rights and Limitations, including a liquidation preference equal to the stated value per share. The Series I Preferred Stock has no voting rights and is not entitled to a dividend. During 2020, 700 shares of our Series I Convertible Preferred Stock were converted into 204,371 shares of our common stock. As of December 31, 2020, there were no shares of Series I Preferred Stock outstanding.

Series J Preferred Stock – In January 2020, we entered into a Securities Purchase Agreement with the purchasers identified therein (the “Purchasers”) providing for sale to the Purchasers of an aggregate of 300 shares of our Series J Convertible Preferred Stock (“Series J Preferred Stock”) for gross proceeds of $300,000. Our Series J Preferred Stock has rights and privileges as set forth in the pertinent Certificate of Designation of Preferences, Rights and Limitations, including a liquidation preference equal to the stated value per share. The Series J Preferred Stock has no voting rights and is not entitled to a dividend. During 2020, 300 shares of Series J Preferred Stock were converted into 42,723 shares of our common stock. As of December 31, 2020, there were no shares of Series J Preferred Stock outstanding

Common Stock

Reverse Stock Splits – On April 30, 2019, we effected a 1-for-500 reverse stock split of our common stock, on January 21, 2020, we effected a 1-for-2000 reverse split of our common stock and on September 25, 2020, we effected a 1-for-20 reverse split of our common stock.

Conversions of Preferred Stock – During 2020 and 2019 we issued an aggregate of 716,790 and 14,819 shares of our common stock, respectively, pursuant to the conversion of several series of our convertible preferred stock as discussed above.

Public Offering – On September 24, 2020, we entered into an Underwriting Agreement (the “Underwriting Agreement”) with Maxim Group LLC, as representative of the underwriters (the “Representative”), for an underwritten public offering (the “Offering”) of an aggregate of 2,560,000 units of our equity securities (the “Units”). The Offering closed on September 29, 2020, with gross proceeds to us of approximately $12.8 million; net proceeds after deducting underwriting discounts and commissions and other offering expenses were approximately $11.2 million.

Of the 2,560,000 Units sold in the Offering: (a) 2,310,000 Units consist of one share of our common stock, and a Warrant to purchase one share of common stock (each, a “Unit Warrant”); and (b) 250,000 Units consisting of a Pre-Funded Warrant to purchase one share of common stock and a Unit Warrant. The Pre-Funded Warrants provided the holder the right to purchase one share of common stock at an exercise price of $0.01 per share and were exercised in full during October 2020. The Unit Warrants provide the holder the right to purchase one share of common stock, are immediately exercisable at an exercise price of $5.00 per share and expire five years after the issuance date. The public offering price was $5.00 per Unit ($4.99 for each Unit including a Pre-Funded Warrant).

Pursuant to the Underwriting Agreement, we issued to the Representative, as a portion of the underwriting compensation, warrants to purchase up to a total of 128,000 shares of common stock (the “Representative Warrants”). The Representative Warrants have an exercise price of $5.50 per share, are initially exercisable 180 days after the effective date of the Offering and have a term of three years from their initial exercise date.

Conversion of Deferred Compensation to Equity – From 2016 through August 2020, to help conserve the Company’s cash resources, our executive officers and non-employee directors agreed to defer receipt of all or a portion (at varying levels) of their respective cash compensation. On September 29, 2020, upon our consummation of the Offering, $1,500,000 of the accumulated deferrals were converted at the $5.00 offering price, resulting in the issuance of 300,001 units substantially similar to the units sold in the public offering, with each unit consisting of one share of our common stock and one warrant substantially similar to a Unit Warrant (a “Management Warrant”).

Conversion of Convertible Debentures to Equity – As discussed in Note 6, upon our consummation of the Offering, we issued an aggregate of 177,626 shares of our common stock, 126,042 Pre-Funded Warrants and 303,668 Conversion Warrants upon the mandatory conversion of $1,214,667 of Convertible Debentures and accrued interest.

Other Common Stock Transactions – During 2020 and 2019 we issued 26,581 and 162 shares, respectively, of our common stock pursuant to consulting agreements. During 2020, certain warrants were exercised using the “cashless” exercise feature of the warrants, resulting in the issuance of an aggregate of 36,902 shares of our common stock.

Stock Options

We have a stock-based incentive plan (the “2020 Plan”) pursuant to which our Board of Directors may grant stock options to our employees. A total of 1,000,000 shares of our common stock are reserved for issuance pursuant to the 2020 Plan. The exercise price for any option granted may not be less than fair value (110% of fair value for ISO’s granted to certain employees). Options have a maximum ten-year term and generally vest over three years.

We use the Black-Scholes model for determining the grant date fair value of our stock option grants. This model utilizes certain information, such as the interest rate on a risk-free security with a term generally equivalent to the expected life of the option being valued and requires certain other assumptions, such as the expected amount of time an option will be outstanding until it is exercised or expired, to calculate the fair value of stock options granted. The significant assumptions we used in our fair value calculations were as follows:

	2020	2019
Weighted average risk-free interest rates	0.69%	N/A
Expected dividend yield	0.0%	N/A
Expected life of option (years)	7.0	N/A
Expected volatility	38.16%	N/A

A summary of stock option activity under the 2020 Plan as of December 31, 2020, and changes during the year then ended is presented below.

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (yrs)	Aggregate Intrinsic Value
Outstanding at December 31, 2019	-	$-
Granted	602,000	2.79
Exercised	-	-
Forfeited or expired	-	-
Outstanding at December 31, 2020	602,000	$2.79	9.9	$355,180
Exercisable at December 31, 2020	-0-	$-	-	$-

The weighted-average grant date fair value of options granted during 2020 was $1.12. No stock options were granted during 2019. Total employee and director stock-based compensation expense recognized in the consolidated statement of operations for the years ended December 31, 2020 and 2019 was $18,730 and $104,420, respectively. As of December 31, 2020, there is $655,510 of unrecognized compensation expense related to employee and director stock-based compensation arrangements that will be recognized over a weighted-average period of 2.9 years.

Stock Purchase Warrants

Summary of Warrants Outstanding – The table below presents summary information about our warrants outstanding as of December 31, 2020. Additional information concerning the warrants follows the table.

Warrant Description	Number of Shares	Exercise Price	Expiration
Series I Warrants	62,626	$5.00	Oct-Dec 2024
June 2020 Warrants	120,000	5.00	Jun 2025
Pre-Funded Warrants	126,042	0.01	Perpetual
Unit, Conversion and Management Warrants	3,163,669	5.00	Sep 2025
Representative Warrants	128,000	5.50	Mar 2024
Total Warrants Outstanding at December 31, 2020	3,600,337

Weighted-Average Exercise Price	$4.84
Weighted-Average Remaining Life (excluding Pre-Funded Warrants) (years)	4.7

Series I Warrants – During July 2020, Series I Warrants were exercised using the “cashless” exercise feature of the warrants, resulting in the issuance of 29,755 shares of our common stock. As of December 31, 2020, there were 62,626 Series I Warrants outstanding, with an exercise price of $5.00 per share, reflective of anti-dilution adjustments resulting from the Offering.

June 2020 Warrants – As discussed in Note 6, on June 26, 2020, in connection with the issuance of the Convertible Debentures, we issued warrants to purchase 120,000 shares of common stock, with a five-year term and an exercise price of $10.00. As a result of the Offering, on September 29, 2020 the exercise price was reduced to $5.00.

Warrants Issued Upon Conversion of Convertible Debentures – As discussed in Note 6, on September 29, 2020, upon the conversion of the Convertible Debentures into our equity securities, we issued 126,042 Pre-Funded Warrants and 303,668 Conversion Warrants to purchase our common stock.

Warrants Issued Upon Conversion of Deferred Compensation – As discussed above under “Common Stock – Conversion of Deferred Compensation to Equity”, on September 29, 2020, upon the conversion of amounts owed to current and former executive officers and directors, we issued Management Warrants to purchase 300,001 shares of common stock.

Warrants Issued in Connection with Public Offering – As discussed above under “Common Stock – Public Offering”, on September 29, 2020, in connection with the Offering, we issued Unit Warrants to purchase 2,560,000 shares of common stock, Pre-Funded Warrants to purchase 250,000 shares of common stock (fully exercised in October 2020), and Representative Warrants to purchase 128,000 shares of common stock.

Additional Stock-Based Compensation Expense

In addition to stock-based compensation expense related to the 2020 Plan (see Stock Options above), during the years ended December 31, 2020 and 2019, we recognized $45,733 and $223,080, respectively, of expense related to the issuance of our common stock pursuant to consulting and investment banking agreements. As of December 31, 2020, there is $48,667 recorded as a prepaid expense for one of these arrangements, which will be recognized as expense during 2021 over the term of the related agreement.

9.          Retirement Plan

We participate in a multi-employer defined contribution retirement plan (the “401k Plan”) administered by a third-party service provider, and the Company contributes to the 401k Plan on behalf of its employees based upon a matching formula. During the years ended December 31, 2020 and 2019 our contributions to the 401k Plan were $27,511 and $25,876, respectively.

10.         Income Taxes

At December 31, 2020, we have a consolidated federal net operating loss (“NOL”) carryforward of approximately $61.8 million available to offset against future taxable income of which approximately $53.6 million expires in varying amounts in 2021 through 2037. Additionally, we have approximately $1.2 million in research and development (“R&D”) tax credits that expire in 2022 through 2040 unless utilized earlier. No income taxes have been paid to date. Section 382 of the Internal Revenue Code contains provisions that may limit our utilization of our NOL and R&D tax credit carryforwards in any given year as a result of significant changes in ownership interests that have occurred in past periods or may occur in future periods.

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities included the following at December 31, 2020 and 2019:

	2020	2019
Deferred tax assets:
Net operating loss carryforward	$14,737,240	$15,328,336
Research and development tax credit carryforward	1,189,110	1,122,536
Stock-based compensation expense	4,870	1,877,284
Accrued salaries and directors’ fees	72,721	450,503
Depreciation	-	8,571
Total deferred tax assets	16,003,941	18,787,230
Deferred tax liabilities
Depreciation	28,274	-
Net deferred tax assets	15,975,667	18,787,230
Valuation allowance	(15,975,667)	(18,787,230)
Net deferred tax asset after reduction for valuation allowance	$-0-	$-0-

We have established a full valuation allowance equal to the amount of our net deferred tax assets due to uncertainties with respect to our ability to generate sufficient taxable income to realize these assets in the future. A reconciliation of the income tax benefit on losses at the U.S. federal statutory rate to the reported income tax expense is as follows:

	2020	2019
U.S. federal statutory rate applied to pretax loss	$(621,194)	$(497,833)
Permanent differences	65	278
Research and development credits	(66,574)	(47,053)
Change in valuation allowance, net of expired items and other adjustments	687,703	544,308
Reported income tax expense	$-0-	$-0-

11.         Grants and Collaboration Revenue

We receive payments from government entities under our grants from the National Institute of Allergy and Infectious Diseases (NIAID) and from the U.S. Department of Defense in support of our vaccine research and development efforts. We record revenue associated with government grants as the reimbursable costs are incurred. During 2020 and 2019, we recorded $1,438,465 and $983,682, respectively, of revenue associated with these grants. As of December 31, 2020, there is an aggregate of $165,500 in remaining grant funds available for use during 2021. During 2020 and 2019, we recorded $385,193 and $192,214, respectively, of revenues associated with research collaboration agreements with several third parties.

12.         Subsequent Events

SBIR Grant – In January 2021, NIAID awarded us a Small Business Innovative Research (SBIR) grant in support of our development of a vaccine against SARS-CoV-2, the virus that causes COVID-19. The $299,927 Phase 1 grant, titled, “Preclinical Development of GV-MVA-VLP Vaccines Against COVID-19,” will support the ongoing design, construction and preclinical testing of our vaccine candidates in preparation for human clinical trials.

Warrant Exercises – During January and February 2021, holders of our warrants exercised 62,626 Series I Warrants, 126,042 Pre-Funded Warrants and 690,034 Unit Warrants, resulting in the issuance of 835,900 shares of our common stock for aggregate net proceeds to us of $3,174,156.

Bought Deal Public Offering -- On February 11, 2021, we closed an underwritten bought deal public offering of 1,644,000 shares of our common stock, including 204,000 shares sold pursuant to the full exercise of the underwriter’s option to purchase additional shares, at a price to the public of $6.25 per share. Net proceeds after deducting underwriting discounts and commissions and other offering expenses were approximately $9.4 million.

GEOVAX LABS, INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2020 and 2019

		Additions (Reductions)
Description	Balance at Beginning Of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End Of Period
Reserve Deducted in the Balance Sheet From the Asset to Which it Applies:

Allowance for Deferred Tax Assets
Year ended December 31, 2020	$18,787,230	$(2,811,563)	$-0-	$-0-	$15,975,667
Year ended December 31, 2019	19,879,954	(1,092,724)	-0-	-0-	18,787,230

GEOVAX LABS, INC.

6,134,968 Shares of Common Stock